

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05000848

January 7, 2005

John W. Thomson
Senior Attorney
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/7/2005

Re: AT&T Corp.
Incoming letter dated December 16, 2004

Dear Mr. Thomson:

This is in response to your letter dated December 16, 2004 concerning the shareholder proposal submitted to AT&T by John M. Nowak. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



RECD S.E.C.
JAN 1 0 2005
1086

Enclosures

cc: John M. Nowak
125 South Staffire Drive
Schaumburg, IL 60193-1053

PROCESSED
JAN 12 2005


THOMSON
FINANCIAL

5907



John W. Thomson
Senior Attorney

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908-532-1901 (Voice)
908-234-7871 (Fax)
jwthomson@att.com

December 16, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
John M. Nowak
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement for the Company's 2005 Annual Meeting of Shareowners a proposal and supporting statement (the "Proposal") submitted by John M. Nowak, by letter dated November 1, 2004, and received by the Company on November 5, 2004. Enclosed are six copies of the Proposal and supporting statement. A copy of this letter is being mailed concurrently to the Proponent advising him of AT&T's intention to omit the proposal from its proxy materials for the 2005 Annual Meeting.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests "the re-issuance of the paper stock certificate."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7). The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL DEALS WITH A MATTER RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Rule 14a-8(i)(7) permits the Company to exclude a proposal from its proxy materials on the ground that it deals with matters relating to the conduct of ordinary business operations of the Company ordinarily and properly carried out by the Company's management and staff. The Company's decision in 2002 to end the practice of issuing paper stock certificates and to substitute a book entry system for registered holders was such an ordinary business matter.

In a November 2002 mailing to shareowners (see attached) entitled "A Guide For Shareowners, 1 for 5 Reverse Stock Split Information," the Company outlined the procedures for its one-for-five reverse stock split that was approved by the AT&T Board of Directors on November 18, 2002. Included in the Guide was information pertaining to the decision to discontinue the issuance of paper stock certificates and the changeover to book entry accounts through the Direct Registration System (DRS) for registered shareowners. Section 508(f) of the New York Business Corporation Law specifically permits New York corporations, such as AT&T, to issue shares in uncertificated form and reserves the determination of whether to do so, not to the stockholders, but specifically to a company's board of directors: "the board of directors of a corporation may provide by resolution that some or all of any or all classes and series of its shares shall be uncertificated shares...." The move to DRS ownership is consistent with the Securities and Exchange Commission's July 30, 2002, approval of the request by the New York Stock Exchange (NYSE) for a rule change to amend Section 501.01 of the NYSE Listed Company Manual. This rule change allows a listed company to issue securities in a dematerialized or completely immobilized form. See attached SEC Release 34-46282, File No. SR-NYSE-2001-33 and NYSE Listed Company Manual Section 501.01, Stock Certificates, modified July 30, 2002.

While book entry issuance has become common in the bond market, AT&T was the first major corporation to take the forward-looking step of dematerializing its common stock. There is broad support from key industry organizations of the effort to ultimately discontinue the use of physical certificates. See attached "Securities Industry Immobilization & Dematerialization Implementation Guide: The Phase Out of Stock Certificates," Version 2.0, Released July 2004, p. 5. In making this business decision, two considerations were paramount for AT&T. First, a "certificateless" regime provides added security for the investor by reducing the risk of lost or stolen certificates. Second, a book entry system substantially reduces the expenses associated with ongoing issuance and cancellation of paper stock certificates, especially for a company like AT&T, which currently has approximately 1.1 million registered shareowners. In particular, AT&T's one-for-five reverse stock split would have required AT&T to cancel and reissue certificates for all of its registered shareowners who then held paper certificates.

AT&T realizes that some of its shareowners may have been dissatisfied with its leadership in this area. People may have the same kind of emotional attachment to paper stock certificates as they had to other obsolete technologies such as passbook savings accounts or vinyl records. Nonetheless, AT&T's decision was an ordinary business one relating to the administration of the Company's securities issuances and to reducing costs and not a matter appropriate for the shareholder proposal process. See, e.g., AT&T Corp., January 30, 2001 (proposal to remove AT&T's transfer agent); Lucent Technologies, Inc., November 2, 1998 (proposal to bring all stockholder relations functions in house); Dow Jones & Co., Inc., January 4, 1996 (proposal to remove trustee of dividend reinvestment plan and as registrar and transfer agent); Ford Motor Co., March 28, 2000 (proposal to institute stock buy back); and Niagara Mohawk Holdings, Inc., January 3, 2001 (proposal relating to cost savings).

Based on the foregoing, the Company respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2005 Proxy Materials under Rule 14a-8(i)(7).

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,



John W. Thomson

Enclosures

November 1, 2004

Vice President – Law and Secretary
AT&T Corporation
Room 3A123
One AT&T Way
Bedminster, New Jersey 07921-0752

John M. Nowak
125 South Staffire Drive
Schaumburg, IL 60193-1053

Re: Annual Meeting Proposal 2005

Dear Vice President:

Mr. John Nowak, 125 South Staffire Drive, Schaumburg, IL 60193 has submitted the following proposal:

"RESOLVED: The shareholders of AT&T request the re-issuance of the paper stock certificate. The one hundred + twenty-three year old tradition of this form of ownership has been compromised.

"SUPPORTING STATEMENT

The primary purpose in ownership of assets is having undisputable proof of ownership such as a deed to house, title to automobile, or paper currency of a dollar.

The present system now requires an investor to monitor book entry ownership and stock certificate holdings. This creates a problem in managing investments.

The stock owner should have the option of his ownership preference.

For these reasons, we urge a vote FOR this resolution.


AT&T

A Guide for Shareowners

1-for-5 Reverse Stock Split Information

November 2002


AT&T



Dear Shareowner:

With the recent closing of the Comcast transaction and implementation of AT&T's reverse stock split, the restructuring of our company that was announced two years ago is now effectively complete.

It's an exciting time for AT&T. Clearly, we have a lot of hard work ahead of us. But we also have the pieces in place to enhance our position as one of the world's premier communications providers – the strongest management team in the industry; an overriding focus on meeting customer needs; a brand that's known and respected around the globe; a highly skilled and driven base of employees; a solid financial footing; and a suite of products serving more people in more places than any other communications services provider in the world.

Add it all up, and I believe that AT&T's stature as a solid, reliable, and innovative industry leader will increasingly make us the provider of choice for consumers and businesses of all sizes. We have an unmatched heritage, a strong foundation, and a remarkable range of opportunities on the horizon.

As shareowners in AT&T, I appreciate your support, and look forward to reporting our ongoing progress as AT&T moves into the next stage of its evolution as a unified communications services leader.

Sincerely,

David Dorman
Chairman and CEO

A Guide for Shareowners

On November 18, 2002, the AT&T board of directors made effective the 1-for-5 reverse stock split that was approved by AT&T shareowners at the July 10th Annual Meeting. As noted in the proxy statement/prospectus, shareowners will receive one share of new AT&T common stock immediately after the reverse stock split for every five shares of old AT&T common stock they owned prior to the reverse stock split.

As a service to shareowners, we have included information to help you find out more about our company and the reverse stock split, and to describe the next steps you may need to take to receive your new shares.

Shares owned before the reverse stock split		*Reverse stock split adjustment factor*		*Total shares owned after the reverse stock split*
100	÷	5	=	20

Questions and Answers

What is a reverse stock split and how does it affect my ownership in AT&T?

A reverse stock split reduces a company's total number of shares outstanding by exchanging multiple shares of stock for a single share. Your total share count is reduced, but your percentage of ownership in the company remains the same.

At the Annual Shareowner Meeting on July 10, 2002, AT&T shareowners approved a 1-for-5 reverse stock split, meaning that each shareowner will receive one share of new AT&T common stock for every five shares of old AT&T common stock owned prior to the reverse stock split.

If the number of old AT&T shares you own is not divisible by five, you will receive a check for any fraction of a share, unless you participate in the Dividend Reinvestment and Stock Purchase Plan.

Why did AT&T implement a reverse stock split?

The reverse stock split was implemented to adjust the trading price of AT&T common stock following the various transactions related to AT&T's restructuring plan over the past two years, including the recent spin-off of AT&T Broadband and its immediate merger into Comcast.

AT&T shareowners approved the 1-for-5 reverse stock split with a "yes" vote of greater than 80% of the outstanding shares of AT&T common stock.

How has my investment in AT&T changed?

Your investment in AT&T has changed as a result of the spin-off of AT&T Broadband and its immediate merger into Comcast Corporation. A portion of your investment in AT&T common stock prior to the spin-off and merger is now represented by the Comcast shares received by you. The remaining portion of your investment is represented by your shares of AT&T common stock, the trading price of which is adjusted as a result of the reverse stock split.

Will my proportionate ownership in AT&T change?

No – with the limited exception of shareowners who own only a fraction of a share after the reverse stock split and will be given cash instead of new AT&T stock – the approximate proportionate ownership interests of shareowners will not be affected by the reverse stock split.

Will my dividend change as a result of the reverse stock split?

The total payment you receive in dividends should not change as a result of the reverse stock split, except for a possible limited impact related to the exchange of any fraction of a share for cash. As always, the board of directors periodically reviews the dividend policy and reserves the right to change dividend payments in the best interest of the company and its shareowners.

Will I also receive shares as a result of the merger between AT&T Broadband and Comcast Corporation?

AT&T shareowners of record on November 15, 2002, will also become shareowners in the newly merged Comcast Corporation (NASDAQ stock symbol: CMCSA). Shareowners of AT&T common stock will receive .3235 of a share of Comcast common stock for each share of AT&T common stock owned. For more information contact them directly at 1-888-883-8903 or www.cmcsk.com.

What action do I have to take?

If you hold all of your shares in a book-entry account — through the Direct Registration System or the AT&T Dividend Reinvestment and Stock Purchase Plan — you do not need to take any action. Your shares of old AT&T common stock were automatically converted into shares of new AT&T common stock and your Statement of Holdings reflecting your new shares is enclosed.

If you hold any of your old AT&T common stock in certificate form you MUST return your certificates by following the instructions in this package in order to receive your shares of new AT&T common stock. Your shares of new AT&T common stock will be issued to you in a book-entry account through the Direct Registration System, and you will receive a statement of your holdings after your returned certificates have been processed. Contact Shareowner Services with any questions at 1-800-348-8288.

Can I keep my old AT&T certificates?

No, to protect you and other AT&T shareowners from the possibility of confusion in the marketplace, all certificates MUST be returned to our transfer agent for you to receive your shares of new AT&T common stock. There is no benefit to holding your old certificates as they cannot be sold or transferred in their current form. Also, until you return your certificates, future quarterly dividends may be held pending receipt of your old certificates. When you send in your old certificates, any back dividends that have been held will be sent to you, without interest.

What if I cannot locate my old certificates?

If, after trying to locate your old stock certificates, you determine that some or all of your certificates are lost, stolen or destroyed, you must check Box 6 on the Reverse Stock Split Exchange Form and follow the instructions provided. You will need to send a check or money order made payable to "EquiServe" to cover applicable fees to replace your old shares, which will then be converted to your new AT&T shares. Please refer to Box B on the back of the AT&T Reverse Stock Split Exchange Form.

Can I request a new stock certificate?

No, AT&T is no longer offering stock certificates*. AT&T is leading the industry in the movement to create a fully electronic stock environment. As described elsewhere in this guide, the Direct Registration System gives you full ownership of your shares along with other advantages.

What are the federal income tax consequences of the reverse stock split?

No gain or loss will be recognized by a shareowner as a direct result of the reverse stock split, except with respect to cash received instead of a fraction of a share.

The receipt of cash instead of a fraction of a share of AT&T common stock by a holder of AT&T common stock generally will result in taxable gain or loss for U.S. federal income tax purposes based upon the difference between the amount of cash received by such shareowner and the shareowner's adjusted tax basis in the fraction of a share. This gain or loss will constitute capital gain or loss if the shares are held as a capital asset, and will constitute long-term capital gain or loss if the shareowner's holding period is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Detailed tax basis information is available on our website at **www.att.com/ir**.

The information regarding the federal income tax consequences of the reverse stock split is for general reference only and does not purport to cover all federal income tax consequences that may apply to all categories of shareowners. Accordingly, each shareowner should consult their own tax advisor regarding the particular federal, state, local or foreign income or other tax consequences of the reverse stock split.

* Except where required by state law.

If I hold certificates what should I do now?

Step One: You received a document titled "AT&T Reverse Stock Split Exchange Form" along with this guide. Please read the document carefully. It contains important account information and detailed instructions.

Step Two: Locate your AT&T certificates. A list of your certificate numbers is provided on the form. If, after trying to locate your old stock certificates, you determine that some or all of your certificates are lost, you must check Box 6 on the Exchange Form and follow the instructions provided. You will need to send a check or money order made payable to "EquiServe" to cover applicable fees to replace your old shares, which will then be converted to your new AT&T shares. Please refer to Box B on the back of the Exchange Form.

Step Three: Sign the Exchange Form, tear off the bottom portion and return it along with your certificates in the insured envelope provided. Keep the top portion of the Exchange Form for your records.

Note:
The enclosed pre-addressed envelope is insured for a market value of up to $500,000 if mailed in the United States, Puerto Rico, the US Virgin Islands or Canada. AT&T is not responsible for loss of certificates mailed from any other countries, or with a market value of more than $500,000. Place such certificates in a separate envelope, insure them for 2% of their market value and send them by registered mail or overnight courier to AT&T Reverse Split, c/o EquiServe Trust Company, 150 Royall Street, Canton, MA 02021.



AT&T Corp.
SAMPLE



AMERICAN TELEPHONE AND TELEGRAPH COMPANY
SAMPLE



AMERICAN TELEPHONE AND TELEGRAPH COMPANY
SAMPLE

How do I know what certificates to send in?

Your AT&T certificate numbers are listed on the enclosed form (unless you have more than five certificates). Please match the certificate numbers you are returning to those listed. The certificates you send in should look like one or more of the AT&T certificates shown in the pictures on the right. If you are still holding certificates from MediaOne or other prior mergers, please send those in at this time as well. Please refer to the enclosed list of prior mergers.

If I hold my shares in a book-entry account what do I do now?

If all of your shares are held in the Direct Registration System (DRS) or the AT&T Dividend Reinvestment and Stock Purchase Plan and you have no certificates, your stock conversion from old AT&T common stock to new AT&T common stock has been completed. Your Statement of Holdings is enclosed and reflects your new share balance. There is nothing more you need to do.

What is DRS?

The shares you receive as a result of this reverse stock split are being distributed through the Direct Registration System (DRS), which gives you full ownership of your shares in a book-entry account, which is safe and flexible.

The system works like a bank, with AT&T's transfer agent holding the shares in your account. You retain full ownership and will continue to receive all AT&T dividends, shareowner communications, annual reports, and proxy mailings.

It is safe and convenient. You can easily get your account balance and transfer or sell your shares by phone or via the Internet.

After you return your old certificates, you will receive a statement representing your total holding in the new AT&T common stock held through DRS. Please retain this statement with your investment papers.

The Dividend Reinvestment and Stock Purchase Plan

As an AT&T shareowner, you are eligible to participate in the AT&T Dividend Reinvestment and Stock Purchase Plan (DRSPP).

Dividend reinvestment is a convenient and systematic way to build your investment in AT&T. Under the Plan, all or a portion of your dividends are automatically reinvested to purchase additional AT&T shares. The shares are held by AT&T's transfer agent, in an account in your name. You receive periodic account statements tracking your reinvestment transactions and account balances. Your dividends are reflected in the growing number of shares you have in the plan. In addition, for a low $5 transaction fee, you can directly buy additional shares for cash with no broker commission. For more information on the DRSPP please read the DRSPP prospectus. You can access it on our website at www.att.com/ir/ss/dr/html or contact AT&T Shareowner Services at 1-800-348-8288 and request a copy.

For Additional Information...

For questions about the reverse stock split or other questions related to your holdings:

Call AT&T Shareowner Services toll-free at **1-800-348-8288**

Send Email to att@equiserve.com

In addition, information about AT&T is available anytime at our

Investor Relations website, www.att.com/ir


AT&T

§ 508. Certificates representing shares.

(a) The shares of a corporation shall be represented by certificates or shall be uncertificated shares. Certificates shall be signed by the chairman or a vice-chairman of the board or the president or a vice-president and the secretary or an assistant secretary or the treasurer or an assistant treasurer of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if: (1) the certificate is countersigned by a transfer agent or registered by a registrar other than the corporation itself or its employee, or (2) the shares are listed on a registered national security exchange. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of issue.

(b) Each certificate representing shares issued by a corporation which is authorized to issue shares of more than one class shall set forth upon the face or back of the certificate, or shall state that the corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of the shares of each class authorized to be issued and, if the corporation is authorized to issue any class of preferred shares in series, the designation, relative rights, preferences and limitations of each such series so far as the same have been fixed and the authority of the board to designate and fix the relative rights, preferences and limitations of other series.

(c) Each certificate representing shares shall state upon the face thereof:

(1) That the corporation is formed under the laws of this state.

(2) The name of the person or persons to whom issued.

(3) The number and class of shares, and the designation of the series, if any, which such certificate represents.

(d) Shares shall be transferable in the manner provided by law and in the by-laws.

(e) The corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the board may require the owner of the lost or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate or the issuance of any such new certificate.

(f) Unless otherwise provided by the articles of incorporation or bylaws, the board of directors of a corporation may provide by resolution that some or all of any or all classes and series of its shares shall be uncertificated shares, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to paragraphs (b) and (c) of this section. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

S.E.C. Release No. 34-46282

*1 Securities Exchange Act of 1934

SELF-REGULATORY ORGANIZATIONS; NEW YORK STOCK EXCHANGE; ORDER GRANTING APPROVAL OF A PROPOSED RULE CHANGE RELATING TO ISSUING BOOK-ENTRY SECURITIES
File No. SR-NYSE-2001-33
July 30, 2002

On April 24, 2001, the New York Stock Exchange ("NYSE") filed with the Securities and Exchange Commission ("Commission") and on April 16, 2002, and May 7, 2002, amended proposed rule change SR-NYSE-2001-33 pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 ("Act"). [FN1] Notice of the proposal was published in the Federal Register on May 28, 2002. [FN2] One comment letter in support of the proposed rule change was received. [FN3] For the reasons discussed below, the Commission is granting approval of the proposed rule change.

I. Description

Over the years the NYSE has accommodated the market's desire to immobilize or dematerialize securities by amending its rules to provide alternatives to issuing physical certificates. For example, in 1988 the NYSE amended Section 501.02 of its Listed Company Manual ("Manual") to allow the issuance of bonds on a book-entry-only basis by using global certificates held by a depository. [FN4] To further book-entry delivery and settlement of trades between brokers, the U.S. markets, including NYSE, adopted uniform rules in the 1990s that required securities listed on U.S. exchanges and securities associations to be depository-eligible [FN5] and that required members of exchanges and securities associations to settle trades in "depository-eligible" securities through book-entry movements at registered clearing agencies. [FN6] In 1996, the NYSE amended Section 501.01 of the Manual to rescind its policy of requiring issuers to provide certificates to record holders with respect to distributions and instead allowed issuers to offer shareholders a choice of receiving certificates or holding their positions in book-entry form directly with the issuer through a direct registration system offered by a depository. [FN7]

In recent months, several non-U.S. issuers have approached the NYSE expressing an interest in listing their ordinary shares on the NYSE. These non-U.S. issuers would prefer or are required by home country law to issue in dematerialized format. In order for the NYSE to accommodate such non-U.S. issuers' need or preference to dematerialize or immobilize their shares, the exchange must amend its Manual.

Section 501 of the Manual sets out the certification requirements for stocks and bonds, including when certificates must be distributed and what form stock certificates must take. Section 501.01 of the Manual currently does not require a listed company to send stock certificates to a record holder unless the record holder requests one if (1) the stock distribution relates an issuance pursuant to a stock dividend reinvestment plan, stock dividend reinvestment purchase plan, or a similar stock purchase plan and (2) regardless of the nature of the distribution, the company's stock is included in DRS. Because a listed company has to send a record holder a certificate upon request, Section 501.01 did not afford the issuer the ability to completely dematerialize securities positions or immobilize securities positions where certificates would not be available to anyone other than the depository.

*2 The rule change will amend Section 501.01 to allow a listed company to issue in an dematerialized or completely immobilized form and therefore not send stock certificates to record holders, provided the company's stock is issued pursuant to a dividend reinvestment program, stock purchase plan, or similar plan or is included in DRS. [FN8] The rule change will not mandate dematerialization or immobilization but rather will allow listed companies the option of issuing traditional stock certificates or not. Securities that have traditionally been issued in a dematerialized or completely immobilized form, such as bonds and derivatives, will continue to be covered by the specific rules applicable to them and will not be required to be in DRS. [FN9]

Dematerialized or immobilized equities listed on the NYSE will continue to be subject to the requirement of Rules 226 and 227 that the issue must be depository eligible and must be settled through book-entry movements at registered clearing agencies.

The NYSE believes the rule change recognizes the desirability of providing issuers with the efficiencies and safety of not issuing certificates while still providing shareholders with the ability to hold book-entry securities in their own name through DRS. The NYSE notes that the successful expansion of the DRS since its implementation in the mid-1990s should readily accommodate non-U.S. companies trading ordinary shares in this country.

The NYSE also believes that in accommodating the immobilization or dematerialization of common stock, it is aligning itself with the rules and policies of the other U.S. markets. The National Association of Securities Dealers Automated Quotations System ("Nasdaq") does not have rules requiring certification or dictating the format of issues that are certificated. The American Stock Exchange ("Amex"), which had rules similar to the traditional NYSE rules, eliminated all those rules as part of a sweeping set of amendments intended to more closely align the Amex and the Nasdaq listing requirements following the acquisition of the Amex by the National Association of Securities Dealers ("NASD") in 1998. As a result, both the Amex and Nasdaq are fully able to accommodate a listing applicant that wishes to immobilize or dematerialize their common stock.

II. Discussion

Section 6(b)(5) of the Act requires that the rules of an exchange are designed to remove impediments to and perfect the mechanisms of a free and open market and a national market system, and in general, to protect investors and the public interest. [FN10] For the reasons set forth below, the Commission believes that the NYSE's rule change is consistent with the exchange's obligations under the Act.

In an effort to facilitate a more efficient and secure marketplace, including the trading and clearance and settlement of securities transactions, the Commission encourages the use of alternatives to holding securities in certificated form. The Commission believes that use of certificates results in unacceptable delays and expenses in processing securities and securities transactions and raises safety concerns because of lost, stolen, or forged certificates. The difficulty with lost certificates was dramatically demonstrated during the September 11, 2001, tragedy when thousand of certificates were destroyed in vaults maintained by broker-dealers. Allowing NYSE listed companies to issue securities in a dematerialized or immobilized format should increase efficiencies and safety in both the trading and settling of securities. As a result, industry participants and investors should see reduced costs.

*3 Furthermore, now that DRS is operational, investors have the ability to register their securities in their own name on the issuer's records and to efficiently transfer using book-entry movements their securities positions to their brokers. As the Securities Industry Association ("SIA") noted in their comment letter supporting NYSE's rule change, DRS with the Profile System enhancement now provides equity securities a similar level of portability as other book-entry securities such as treasury securities, municipal bonds, mutual funds, and derivatives. Using DRS, an investor can register a position directly with the issuer and can electronically move the position to a broker of choice for disposition within the current settlement timeframes as well as any future shortened settlement cycle.

III. Conclusion

On the basis of the foregoing, the Commission finds that the proposed rule change is consistent with the requirements of the Act and in particular Section 6 of the Act and the rules and regulations thereunder.

IT IS THEREFORE ORDERED, pursuant to Section 19(b)(2) of the Act, that the proposed rule change (File No. SR-NYSE-2001-33) be and hereby is approved.

For the Commission by the Division of Market Regulation, pursuant to delegated authority. [FN11]

Margaret H. McFarland

Deputy Secretary

FN1. 15 U.S.C. 78s(b)(1).

FN2. Securities Exchange Act Release No. 45970, (May 21, 2000), 67 FR 102 (May 28, 2002).

FN3. Letter from C. Michael Viviano, Chairman, Securities Industry Association, Operations Committee; Chairman and Chief Executive Officer, Bank of New York Clearing Services L.L.C. (June 4, 2002).

FN4. Securities Exchange Act Release No. 25872 (June 30, 1988), 53 FR 25560 [File No. SR-NYSE-88-07] (order approving rule permitting the use of a single global certificate for bonds).

FN5. NYSE Rule 227. Securities Exchange Act Release No. 35798 (June 1, 1995), 60 FR 30909 [File No. SR-NYSE-95-19] (order approving adoption of Rule 227 requiring issuers' shares to be depository eligible).

FN6. NYSE Rule 226. Securities Exchange Act Release No. 32455 (June 11, 1993), 58 FR 33679 [File Nos. SR-AMEX-93-07; SR-BSE-93-08; SR-MSE-93-03; SR-NASD-93-11; SR-NYSE-93-13; SR-PSE-93-04; and SR-PHLX-93- 09] (order approving SRO rules requiring book-entry settlement of securities transactions).

FN7. Securities Exchange Act Release No. 37937 (November 8, 1996), 61 FR 58728 [File No. SR-NYSE 96-29] (order approving rule change requiring participation in a direct registration system for certain stock distributions). Using the direct registration system operated by The Depository Trust Company ("DRS"), an investor is able to hold a book-entry position on the books of the issuer, to update stock ownership information directly with an issuer's transfer agent, and to electronically transfer shares between the books of the issuer and his or her broker.

FN8. Listed companies incorporated in states that require certification may not be able to issue their securities in an immobilized or dematerialized format.

FN9. Sections 501.11 and 703.16 of the Manual respectively.

FN10. 15 U.S.C. 78(f).

FN11. 17 CFR 200.30-3(a)(12).

Release No. 46282, Release No. 34-46282, 78 S.E.C. Docket 363, 2002 WL 1765628 (S.E.C. Release No.)

END OF DOCUMENT

aboyer

Microsoft Outlook – Memo Style
12–13–04 03:53





LISTED COMPANY MANUAL

Last Modified: 07/30/2002

501.00 Certificate Forms

501.01 Stock Certificates

(A) The Exchange does not require that a statement of the rights and preferences of authorized classes or series of stock be placed on stock certificates. It is required, however, that the information be readily available to shareholders.

(B) The Exchange does not require that a listed company send stock certificates to a record holder with respect to a stock distribution if either

- the distribution relates to an issuance pursuant to a stock dividend reinvestment plan, stock dividend reinvestment purchase plan or a similar stock purchase plan; or
- regardless of the nature of the distribution, the company's stock is included in a direct registration system, operated by a securities depository, and available for Exchange-traded stocks.

For the purpose of this paragraph a "securities depository" means a clearing agency, as defined in Section 3(a)(23) of the Securities Exchange Act of 1934, that is registered with the Securities and Exchange Commission pursuant to Section 17A(b)(2) of that Act.

The stock certificates of each class or series of stock should either:

- Show the office or agency of the company from which shareholders may obtain a copy of the provisions of authorized stock, or
- contain a statement (which may be verbatim or, preferably, a reasonable summary) of the rights and preferences of all classes of authorized capital stock.

The text on the face of all stock certificates shall indicate ownership, number of shares, whether shares are fully-paid and non-assessable, class and par value where required by applicable law or where the dividend rate of a preferred stock is stated as a percentage of par value (where par value is eliminated, an opinion of counsel as to legality under applicable law and the company's charter should be filed with the Exchange). In addition, preferred stock certificates shall contain a description of the issue.

Stock certificates must be issued in either the conventional stock certificate form, i. e., "less than 100 shares," " 100 shares," and "more than 100 shares," or in the single denomination stock certificate form. (When a punch panel is provided, it must be perforated to indicate the share amount the certificate represents. If conventional stock certificates are utilized for daily transfers, the Exchange recommends that these certificates be utilized in the mailing out of additional shares for stock distributions. The more than 100 share certificate would permit the holding of large denomination certificates (1,000, 5,000, 10,000 and possibly larger) by nominees and such certificates can be used on deliveries involving more than 100 shares.

A single denomination stock certificate without engraved punch panel must utilize a matrix (see example) in open throat area indicating the number of shares in five different positions.

Matrix Example
*100,000*****
100,000**
100,000
****100,000**
*****100,000*

OR

The share amount may be macerated (see example) provided that the ink penetrates the fabric of the certificate and the maceration cuts the fabric similar to a check writer and is preceded and followed by a macerated character of sufficient size to protect against possible alteration.

Maceration Example

On such a certificate the number of shares must also be shown in alpha numerical form in the open throat area.

Certificates transferable in other cities as well as in New York City shall name all such cities.

If, under Rule 496, the sole agent is located outside of New York City, both the city of the sole agent and New York City shall appear on the transferability line.

Certificates shall carry the form of assignment as indicated in Para. 501.03(A).

Securities Industry Immobilization & Dematerialization Implementation Guide

Version 2.0
Released July 2004

TABLE OF CONTENTS

[This page intentionally left blank]

I. LETTER FROM THE SIA STP PHYSICAL SECURITIES SUBCOMMITTEE CHAIRPERSON

It is the objective of the SIA Straight-Through Processing (STP) Physical Securities Subcommittee (Subcommittee) to eliminate the use of physical certificates in the industry. Achieving this objective will help reduce risks, costs, and processing delays and thereby improve the industry's capacity to support prompt and accurate clearance and settlement of securities transactions for the benefit of all investors.

The short-term industry objectives include:

- Educating investors about the risks inherent with certificated ownership and the benefits of *book-entry ownership, in both street-name (book-entry through a broker) and the Direct* Registration System (DRS) (book-entry through the issuer or its transfer agent).
- Educating issuers and brokers about DRS and encouraging issuers to register all eligible equities and corporate bonds in DRS.
- Encouraging immobilization of physical certificates - removing certificates from circulation by depositing them and maintaining records of ownership electronically in book-entry.

The long-term objectives include:

- Achieving dematerialization - eliminating all physical certificates as a record of security ownership.
- Reducing risks, costs and delays associated with processing physical certificates.
- Further enabling STP and global marketplace initiatives.

The Subcommittee includes members from brokerage firms, issuers, transfer agents and key industry organizations critical to the accomplishment of the dematerialization objectives. While there is broad-based support for these goals, the industry needs to spark some significant action to achieve the dematerialization objectives. The Subcommittee continues to strongly encourage more brokerage firms, issuers, and transfer agents to implement systems and processes that default to DRS rather than to physical certificates Where investors are registered directly on the books of the issuer.

In November 2002, AT&T Corp. took the lead and was the first large corporation to completely eliminate physical certificates. Their experience proved that it can be done successfully on a large scale and we expect other issuers to follow AT&T's lead. Claudia Holcombe, who led AT&T Corp. through the processes of immobilization and dematerialization, worked with selected members of the Subcommittee to develop "The Securities Industry Immobilization & Dematerialization Implementation Guide - The Phase-Out of the Stock Certificate". We hope this practical "how-to" Guide - complete with checklists and sample documents - helps to educate and encourage more brokerage firms, issuers, and transfer agents to fully implement DRS processing, immobilize physical certificates presented for processing, and eliminate physical certificates where allowed by law. These actions will provide tangible benefits for the companies and, more importantly, for investors. As an industry, we are committed to moving forward, and the Subcommittee encourages firms to implement the steps described in the Guide to lead more firms toward dematerialization.

The Subcommittee's goal is to create a better understanding and help companies and firms take the first step toward dematerialization, then carry out a successful implementation program. Now is the time for more issuers to take advantage of the benefits of having DRS-eligible securities and for more brokerage firms and transfer agents to educate clients and use DRS as the default for processing, when securities are registered directly on the books of the issuers.

As you read this Guide and consider how you can use it, we encourage you to forward questions and feedback to **stp@sia.com**.

Ron Kessler
Chairman,
SIA STP Physical Securities Subcommittee

[This page intentionally left blank]

II. Executive Summary

What are "Immobilization" and "Dematerialization"?

In order to establish a consistent understanding of the key terms and focus of this Guide, the following definitions provide the context and meaning of those terms as they are referenced throughout the Guide:

- **Immobilization** is any circumstance where an investor does not receive a physical certificate upon the purchase of shares or is required to physically deliver a certificate upon the sale of shares. Evidence of an investor's ownership will be maintained on the books and records of a broker/financial institution or corporate issuer. DRS and street-name ownership are both examples of book-entry ownership where securities are "in the system" and thus immobilized. Simply stated, it refers to taking certificates out of circulation at the time of any transaction.
- **Dematerialization** is the processes of eliminating physical certificates as a record of security ownership, or where ownership of the security exists *only* as an accounting record.

Why Publish This Guide?

This Guide is intended to clarify and elaborate on the issues and concerns around immobilization and dematerialization. In addition, the Guide provides information and tools for understanding the "how tos" of implementing steps towards immobilization and dematerialization.

The purpose of this Guide is to:

- Inform and educate,
- Dispel industry myths and negative perceptions,
- Provide practical tools, and
- Enable implementation of book-entry processing for all players, including brokerage firms, issuers, transfer agents, and investors.

Who Can Benefit From This Guide?

This Guide is written for constituents in the securities industry who are critical to achieving immobilization and dematerialization, including:

- Corporate Issuers - Corporate Secretaries, Investor Services Directors, CFOs.
- Brokerage and Financial Firms - "Back Office" Operations, "Front Office" Brokers, and Client-Service Representatives.
- Transfer Agents - In-house and Commercial agents.

What is the Guide Intended to Achieve?

The focus of this Guide is to encourage greater participation in the immobilization and dematerialization of equities by providing educational and implementation tools, i.e., an actionable plan to:

- ***Increase the number DRS-eligible equities*** *– there are more than 850* DRS-eligible issues, providing a book-entry alternative to physical certificates for securities registered directly on the books of the issuer. However, that represents a small fraction of the 7,200 eligible New York Stock Exchange (NYSE)-listed and Nasdaq-listed company issues.
- **Decrease the issuance of physical certificates** resulting from investors requesting certificates through broker transactions or directly with the issuer or its transfer agent.
- **Increase the number of companies that only issue shares in DRS book-entry form** to investors registered directly on the books of the issuer. Only twenty companies listed on the NYSE and Nasdaq in June 2004 offer *only* book-entry shares to investors, with AT&T Corp. the only large issuer on the list.
- **Increase the overall number of book-entry investor accounts in both street-name (through a broker) and DRS (through the issuer or its transfer agent.)**

The goal of this Guide is also to dispel perceptions that it is very difficult or unreasonably risky to move to DRS or to eliminate physical certificates by providing facts and outlining the steps to success.

Which Issuers Currently Have DRS-eligible Securities?

The Depository Trust Company (DTC) maintains a current list of issues that are DRS-eligible[1]. The following list represents a cross-section of some of the more than 850 companies with DRS-eligible issues: AFLAC, AT&T Corp., Coca Cola Enterprises, Conseco Inc., Daimler Chrysler AG, Deutsche Bank, JM Smucker Co., Lehman Brothers/First Trust Income Opportunity Fund, Microsoft Corp., News Corporation, Northwest Airlines, ONEOK Inc., Patrick Industries Inc., and Texas Genco Holdings Inc. To determine if a specific issue is DRS-eligible, check the Important Notices on the DTC web site for updates, or contact the issuing company or its transfer agent. To view the DRS-eligible listings online, go to www.dtc.org, access the Important Notices section and search by the key word "DRS". Broker/dealers can check DRS-eligible issues by looking for a DRS indicator on the Eligible Corporate Securities File (ELISC on CCF) and the Eligible Securities Inquiry function (CONI on PTS).

[1] The DTC list of companies with DRS-eligible issues published in June 2004 is provided in Appendix 4.1

What Support Does the SIA Have for the Immobilization and Dematerialization of Physical Certificates?

There is broad-based support from key industry organizations that are part of the joint effort to ultimately discontinue the use of physical certificates. These constituents[2] include:

- **ASCS** – American Society of Corporate Secretaries
- **CTA** – A National Shareholder Services Association
- **DTC** – The Depository Trust Company (a subsidiary of The Depository Trust & Clearing Corporation)
- **NASD** – National Association of Securities Dealers
- **SIA** – Securities Industry Association
- **SIC** – Securities Information Center
- **STA** – Securities Transfer Association
- **Issuers**
- **Brokerage Firms**
- **Global Markets**

These key supporters are also reaching out to other organizations, including the NYSE, Nasdaq, American Association of Retired Persons (AARP), the Securities & Exchange Commission (SEC), the National Association of Investors Corporation (NAIC), and others to educate a broader community of investors, regulators, issuers and financial services firms about the benefits of dematerialization.

What Benefits Will the Guide Provide?

This Guide[3] provides the following benefits:

- Background information about dematerialization in the U.S.;
- An explanation of DRS and examples of how DRS processing works;
- An overview of industry initiatives related to immobilization and dematerialization;
- Costs and benefits of DRS, and of reducing and/or eliminating physical certificates;
- Information about eligibility requirements – for DRS and certificate elimination; and,
- "How-To" guidelines, including implementation steps and sample documents to support the processes for implementing DRS and eliminating certificates for:
  - Issuers – establishing DRS-eligible issues, reducing and/or eliminating physical certificates, and educating investors about all forms of book-entry ownership,
  - Brokerage and Financial Firms – educating clients about the benefits of book-entry ownership and establishing DRS as the default for eligible securities transactions when clients choose registered ownership; and
  - Transfer Agents – becoming a DRS-enabled agent using DRS as default on all eligible securities and encouraging corporate clients to implement DRS and eliminate physical certificates.

---

[2] Descriptions of the listed organizations are included in the Glossary of Terms in Appendix 1

[3] This Guide does not purport to be a prescriptive implementation plan covering all specific actions required by an issuer, brokerage firm or transfer agent. It is the responsibility of each company or firm to insure that all legal and regulatory requirements are reviewed and addressed. All information contained in this Guide is intended to be reasonably current as of date of this document.

Recommendations

The Guide is informative, easy to read and includes many sample documents. Although it is rather lengthy, the Appendix is approximately one-half of the total pages, and includes a full glossary of terms, reference material, and helpful sample documents. You may choose to read the entire document for a broader understanding or review the general information then focus on the sections appropriate to your situation.

After reviewing the material, use the Guide as a reference to help get your company started on the path toward dematerialization. Your firm or company can, indeed, initiate the necessary steps toward the immobilization and dematerialization of physical certificates by encouraging book-entry ownership in street-name or on the books of the issuer and by using DRS as the default for processing eligible equities. The time will come when firms will have to take this path. Getting started now will put your firm at the forefront and provide tangible benefits in return.

If you have questions or comments after you read the Guide, please send them to: stp@sia.com.

III. History, DRS, NFE, and Current Status

History: The Evolution of Book-Entry Ownership

Eliminating physical certificates is not a new initiative. Over the past three decades, there has been a steady migration to book-entry (BE), and book-entry only (BEO) ownership of major financial products. Currently, the following products are in book-entry:

- FDIC-insured financial instruments, including Certificates of Deposit (CDs) and Money Market funds,
- Mutual funds,
- U.S. Treasury, most U.S. Agency Securities (GNMA, FNMA, FHLMC),
- Most municipal bonds,
- Options and futures, and
- Money Market instruments, such as Commercial Paper.

An investor's evidence of security ownership has evolved from a physical certificate to a statement of holdings with a couple of exceptions - equities and a few corporate bonds. More than 99% of corporate bonds are BEO and, while book-entry ownership is not uncommon, the dematerialization of equities is far from being fully adopted by the industry and is the focus of this Guide

Why are equities so far behind? The financial products that have converted to book-entry are either issued by a single entity (e.g., Treasury and Agency Securities) or are governed by a central body that established rules for holding book-entry securities (e.g., mutual fund distributors and the U.S. government). The originator of an equity or corporate bond is an individual corporate entity and there are currently no enforceable immobilization and dematerialization standards in the marketplace for issuers. As a practical matter, eliminating certificates in the U.S. market is probably not possible without the establishment of regulations by one or more governing bodies.

Historically, investors had two choices for holding equities: 1) a street-name position in an account with a brokerage firm or bank-custodian, or 2) ownership registered directly on the books of the issuer and a physical certificate personally held by the investor. In 1996, through the efforts of a joint securities industry working committee, DTC implemented the Direct Registration System (DRS). The introduction of DRS offered investors a third option: shares directly registered on the books of the issuer without the risk, costs, and delays associated with holding a physical certificate.

What is the Direct Registration System?

DRS is a book-entry system that allows an investor's ownership of a specific security to be recorded and maintained directly on the books of the issuer, or on the books of the issuer's designated transfer agent, without burdening the investor with the responsibilities of holding a physical certificate. Instead of receiving a physical certificate from the issuer or its transfer agent, the investor receives a DRS statement of holdings as evidence of share ownership. The initial statement indicates the DRS share balance and subsequent statements are sent reflecting each additional transaction and the new DRS share balance. Key DRS facts include:

- Shares of a DRS-eligible issue can move from one form of asset type to another asset type - for example, street-name (book-entry on the books of a broker) to DRS (book-entry on the books of the issuer) - more quickly, accurately and safely than certificate transfers. Brokerage firms and qualified transfer agents are linked through DRS, enabling the electronic movement of an investor's shares to a street-name account from the books of the issuer, or vice versa.
- Shares held in DRS can be transferred, purchased or sold more quickly and efficiently than certificated shares.
- Investors retain all the rights associated with physical certificates, including: independence and control of ownership; investor communications directly from the issuer and voting rights. However, they do not have the responsibility of holding and safeguarding physical certificates.
- DRS provides a safe and secure means of ownership which eliminates the risk of loss associated with physical certificates.
- When an issuer executes a mandatory corporate action, such as an exchange, merger or reverse stock split, investors with DRS or street-name shares generally do not have to take any action and receive their entitlement without delay. The terms of the corporate action are automatically implemented because there are no certificates to return to the issuer or its transfer agent before the entitlement can be distributed.
- Investors have the option of DRS ownership only if the security that the investor holds or wants to buy is DRS-eligible.
- The movement and execution of transactions in DRS is protected under the DRS Profile Surety Program (PSP). This surety bond provides insurance covering each transaction to $3 million (with a $6 million cap over the life of the bond with additional bonds available). This bond, which is primarily purchased by brokerage firms, backs the representations the broker makes under the Profile Modification System screen-based indemnity, providing an additional layer of protection and mitigating any risk for industry members using DRS and Profile and, most importantly, protects the investors.

HOW DOES THE DIRECT REGISTRATION SYSTEM WORK?

Many issuers and investors are unfamiliar with how DRS actually functions. The following are examples that explain key elements of the DRS process.

- **How does an investor end up with shares held in DRS?**
  There are several ways an investor may receive DRS shares.
  - To date, many investors received DRS shares through a stock distribution; such as a stock split, stock dividend or other corporate action.
  - An investor may purchase shares from an issuer that either defaults transactions to DRS or allows the investor to choose DRS book-entry ownership.
  - Shares may be transferred to a new registered owner in DRS.
  - Certificated shares can be converted to DRS shares.
- **What evidence of ownership of shares held in DRS does an investor receive?**
  A DRS statement of holdings is the evidence of ownership of DRS shares, much like a bank statement shows the cash balance in the account at a point in time. For example, in the event of a stock distribution, the issuer or its transfer agent automatically sends the investor a DRS statement of holdings instead of a physical certificate. When any transaction is processed involving DRS shares, the investor receives a subsequent DRS statement of holdings reflecting the transaction and new share balance. Currently, when an investor owns DRS shares in multiple companies, they receive individual statements for each security, unlike a brokerage account.
- **Does an investor with shares held in DRS have the same rights and receive the same company information as investors with certificated shares?**
  There is no difference in the rights of, or information distributed to, investors with DRS shares. The issuer or its transfer agent pays any cash dividends to the investor and distributes annual reports, proxy statements, prospectus materials and other investor communications from the company, the same way it does for an investor with certificated shares.
- **Does an investor pay fees to have shares held in DRS?**
  If an investor receives DRS shares from an issuer or its transfer agent or moves certificated shares to DRS through the transfer agent, normally there are no fees. Neither are there fees charged when an investor moves shares from DRS to a brokerage account through the automated systems, in most cases. If an investor chooses to use a broker to deposit certificated shares into DRS or facilitate a transaction resulting in DRS shares, fees may be charged for the processing of securities registered directly on the books of the issuer or its transfer agent.
- **How does an investor move certificated shares into DRS?**
  The investor contacts the issuer or its transfer agent for instructions. Generally, all the investor needs to do is send the certificates and a letter instructing the agent to move the certificated

shares into the DRS system. Most companies recommend that investors insure the certificates for 2% to 3% of the face value to cover the cost of a lost certificate bond if the certificates are lost in the mail. The transfer agent will send the investor a DRS statement of holdings reflecting the movement of the shares to DRS and the certificate will be cancelled.

- **How does an investor move shares held in DRS to a brokerage account?**
  To transfer DRS shares from an issuer or its transfer agent to a brokerage account, the investor contacts their broker to initiate the movement of the shares electronically through DRS. The investor must provide documentation required by the broker before the shares can be moved. Typically, a letter of authorization including the number of shares to move, a copy of their most recent DRS statement of holdings; which includes the account number at the transfer agent, the CUSIP number of the security and the investor's Social Security number are required. The broker enters the information into the DRS Profile Modification System (commonly referred to as Profile) and generally the shares are transferred through Profile within one to two business days. After the shares are transferred to the broker, the issuer or its transfer agent sends a DRS statement of holdings to the investor reflecting the transfer of the shares and the new share balance, even if it is zero. This is much more efficient than having to locate and either hand deliver, or insure and mail, the certificates to the broker to facilitate the movement of the shares.
- **How does an investor sell shares held in DRS and what does the investor receive?**
  If an investor wishes to sell DRS shares, they can contact the issuer, usually through its transfer agent, or contact their broker for information and instructions.
  - If the investor is willing to forfeit control over the exact timing and price received, the sale can often times be processed through a DRS sales facility at the transfer agent. The investor receives a check representing the proceeds less any applicable fees, an IRS form 1099-B and a DRS statement of holdings, reflecting the sale and the new share balance. The fee charged by the issuer or its transfer agent is generally lower than fees charged by a broker however; the investor cannot control the exact timing or price received in the sale.
  - If the investor wishes to have more control over the sale of their shares, they may wish to sell through a broker. The investor instructs the broker to transfer the shares from DRS to the brokerage account, as described above, and provides sale instructions. The investor will normally have the proceeds of the broker sale credited to their brokerage account and the transfer and sale of the shares will be documented on a trade confirmation and on their brokerage account statement. The investor will also receive a DRS statement of holdings from the issuer or its transfer agent showing the transfer of the DRS shares to the brokerage account.

- **How does an investor transfer ownership of shares held in DRS?**
  To transfer ownership of DRS shares, the investor contacts the issuer or its transfer agent for instructions. The transfer of shares held in DRS is easier than transferring certificated shares because the investor does not have to locate and send the physical certificates to the transfer agent. Although written transfer instructions are required, transfers are completed more efficiently when only DRS shares are involved. The new registered owner of the shares will receive a DRS statement of holdings as evidence of ownership from the issuer or its transfer agent. The owner initiating the transfer will also receive a DRS statement of holdings reflecting the transfer and new share balance.
- **How does an investor change their name or address when they have DRS shares and what confirmation is received?**
  To change the name and/or address of record on an account with DRS shares, the investor contacts the issuer or its transfer agent for specific instructions. The changes are made upon receipt of the appropriate instructions and legal documents and the issuer or its transfer agent sends an updated DRS statement of holdings to the new address of record. Most issuers send confirmation notices to the old address of record to prevent fraudulent changes of address. If there is a name change, legal documents will be required; however, the investor does not have to locate, insure and mail the old certificates and the issuer or its transfer agent does not have to physically process the old and new certificates, saving time and money for all.
- ***Can an investor* "lose" DRS shares?**
  No. DRS is a form of book-entry ownership and there are no physical shares to lose. With DRS the risk of loss and payment of fees to replace lost certificates are eliminated because there is no negotiable certificate to lose. If an investor misplaces a DRS statement of holdings they can usually request a free replacement from the issuer or its transfer agent. If a DRS statement of holdings was stolen it would be extremely difficult for an unauthorized person to sell the shares with just the information printed on the statement. The same is true for book-entry shares held in street-name by a broker.
- **What can an investor use as a replacement for a certificate when shares are gifted?**
  An issuer could create a "gift card[4]" with the company logo that an investor could request, complete and give the recipient of the gifted shares prior to the recipient receiving their DRS statement of holdings. When AT&T Corp. eliminated physical certificates in November 2002, there was a concern that many investors would complain about not being able to present a physical certificate as a gift. After more than one year, there were only a few requests and investors were generally satisfied with telling recipients they will receive an account statement in the mail reflecting their gifted shares.

[4] A sample gift card is shown in Appendix 3.1

- **Is it easier for an investor with DRS shares when an issuer executes a corporate action?**

  It is much easier for an investor with book-entry shares (in DRS or street-name) in the event of most mandatory corporate actions, such as a merger where an exchange is required and there are no elections involved. An investor with only book-entry shares generally does not have to take any action to receive the entitlement due to them as a result of such a mandatory corporate action. The shares and/or cash entitlement due to the investor are automatically processed and distributed. The investor receives a DRS statement of holdings indicating their new share balance and if the shares are in street-name, their new shares are included in their brokerage statement. When shares are in book-entry, the processing begins automatically when the transaction is effective and the investor receives their entitlement without delay. In contrast, if the investor's shares are certificated there is a series of steps the investor must complete and another series of steps the exchange/transfer agent must complete before the investor receives their entitlement. For example, the investor is required to complete various forms, must locate the physical stock certificates (or complete an affidavit of loss and pay a lost certificate fee if the certificates cannot be located) and must insure and mail the completed forms along with the physical certificates to the agent for physical processing. The agent must then validate and cancel the physical certificates and issue the entitlement, which is then distributed by mail. Quick action is required for voluntary corporate actions and these steps must be completed prior to the expiration date. It can take weeks at best to complete the processing of a certificated exchange, and perhaps longer if the transaction occurred months or years prior and requires research. The delay in processing may keep the investor from taking any market action and they risk missing investment opportunities. Book-entry ownership, in either form, is much more efficient.

- **How does an investor use shares held in DRS as collateral?**

  DRS shares can be used for collateral, much like certificated shares have historically been used. To insure that the party holding the collateral controls the assets, the shares should be registered in a DRS account in the name of the financial institution for the benefit of the individual investor. This insures valid collateral for the financier and the investor retains the voting and dividend rights. Most large institutions have processes in place to handle this type of collateralization; although some smaller banks may not be familiar with the processing involved. Alternatively, if the issuer has not eliminated physical certificates, a certificate can be issued to the investor upon request. A system known as Networking for Equities (NFE) is offered by DTC to process book-entry accounts at the investor account level where control can be maintained by a financial institution, as is needed for collateralization. Information about NFE is provided in the next section. Information about how to collateralize a security to meet the financial institution's needs is available from the issuer or its transfer agent.

- **How are restricted securities handled in DRS?**

  Typically, restricted securities are issued in physical certificate form with the details of the restriction printed on the certificate, even if the issue is DRS-eligible. NFE also provides a book-entry solution for handling restricted shares. Until NFE is more broadly implemented, most restricted shares will continue to be issued in physical form. Restricted securities can be handled in book-entry using a series of safeguards to insure the shares cannot be transferred or sold until the restrictions are released according to applicable legal requirements. For example, with AT&T's elimination of certificates its transfer agent implemented a series of controls over restricted shares in DRS accounts including notations of the appropriate restriction language on the account, a "stop" placed on the account and the registration includes the word "restricted". This is not the desired industry solution, but it does provide the necessary safeguards in the short-term.

From all aspects, holding book-entry shares in DRS is a more cost efficient, timely and less risky form of ownership than holding physical certificates.

WHAT IS NETWORKING FOR EQUITIES (NFE) AND HOW IS IT DIFFERENT THAN DRS?

DTC has done much work to develop the electronic connectivity for NFE and is currently working with transfer agents to facilitate the implementation in an automated environment. Transfer agents are evaluating the scope and cost of changes required to link to DTC systems and enable NFE processing.

WHAT IS NFE?

NFE is an electronic securities system that enables the dematerialization of all types of physical securities certificates, which cannot be held in DRS, to enable the certificate to be held:

- As a book-entry position,
- On the books of the issuer or its transfer agent (as custodian),
- At the investor account level (under the original registration on the certificate), and
- With the option for the depositing broker/dealers to remain in control of the underlying asset.

The objective of NFE is to support the dematerialization of *all* physical securities certificates currently held in safekeeping in the vaults of broker/dealers or their custodian, not just equities.

HOW IS NFE DIFFERENT THAN DRS?

There are several important differences between NFE and DRS, including:

- Unlike DRS, where the investor has full control over their account registered on the books of the issuer or its transfer agent, NFE is designed as a book-entry custodial system to handle securities that need to be maintained at the investor account level with the ability for a broker/dealer to control the asset rather than the investor. For example, restricted and collateralized shares will normally be controlled by a broker/dealer while certificated shares previously held in safekeeping will not be under broker/dealer control. If the broker/dealer opts not to have control over an NFE position and the security is DRS-eligible, the shares will be held in DRS under investor control.

- Implementation of the NFE platform requires no action by an issuer. When transfer agents implement changes to enable NFE processing, broker/dealers can deposit securities traditionally held in certificate form, such as restricted shares; collateral; and certificates held for safekeeping, in NFE whether or not the security is DRS-eligible.
- Shares held in NFE positions under broker/dealer control are recorded on the books of the issuer under the controlling broker/dealer, not under the individual investor.
- NFE provides an electronic means for a broker/dealer to facilitate the process of moving certificated shares to DRS for a client, while without NFE the client must contact the transfer agent directly.
- Securities not meeting eligibility requirements for DRS can be held in book-entry form in NFE.

WHAT TYPES OF SECURITIES ARE PROCESSED IN NFE?

NFE provides the means to dematerialize securities traditionally held in certificated form, such as:

- Restricted equity securities,
- Private placements,
- Collateralized shares, and
- Limited partnerships.

NFE was crafted to be flexible in design to also handle the dematerialization of all securities that cannot be held in street-name, including:

- Securities that are not DTC-eligible,
- DTC-eligible securities that by contract, either with the issuer or the investor, must be kept in customer name (DTC currently holds in its safekeeping system over 425,000 certificates registered in customer name for 44 broker/dealers), and
- Issues that are not DRS-eligible.

HOW DOES NFE WORK?

NFE provides an automated system link between the broker/dealer, issuer or its transfer agent and DTC. These links allow broker/dealers to service investor accounts under their control in an efficient and expedited manner. Broker/dealers can submit electronic instructions to the transfer agent to update and change information about the investor and the asset, while maintaining the transfer agent's role as the gatekeeper of all transfer processing.

Transfer agents who participate in NFE become the custodian for NFE securities held under full broker/dealer control. As the custodian for the depositing broker/dealer, the transfer agent will only accept transfer or re-registration instructions from the depositing broker/dealer. Transfer agents can receive compensation for their custodial services and for account processing including: gifting, withdrawals, deposits, and registration changes. Transfer agents that are not also a bank cannot normally act in a custodial role. DTC worked with the SIA and the STA to draft rule changes which have been filed and are under review by the SEC to establish: 1) a "good control location letter" and 2) rules that govern the transfer agents and broker/dealers as part of an agreement that is entered into to provide NFE servicing.

When a broker/dealer deposits certificated securities, NFE captures key data elements about each certificate, such as registration, issue date, number of shares and other information depending on the asset type. These data elements are electronically submitted to the transfer agent for verification and the physical certificates are returned to the transfer agent, through DTC, for cancellation. The information entered into NFE can be accessed by the depositing broker/dealer and the issuer or its transfer agent through electronic links provided and maintained by DTC.

The transfer agent periodically submits position reports to DTC detailing all custodial investor accounts held in NFE by controlling broker/dealer. Using DTC's processing systems, the information is transmitted to the broker/dealers from all of the custodians.

NFE FEATURES

NFE began as a pilot program in late 2002. The system was developed by DTC, with the support and input of transfer agents, broker/dealers and their representative industry groups. Much work has taken place to enhance the processing system to include:

- Depositing existing certificates to a dematerialized book-entry position,
- Adding positions to NFE for underwriting or corporate action distributions,
- Transferring NFE book-entry positions from one broker/dealer's account to another,
- Transferring the entire CUSIP position from one transfer agent's account to another when an issuer changes transfer agents (both transfer agents must be NFE-enabled),
- Gifting and re-registration of NFE positions,
- Processing Withdrawal-by-Transfer (WT) transactions in both certificate and DRS form, e.g., when there is a change in control over the asset from the broker/dealer to the investor,
- Processing rush WT transactions in DRS form,
- Full inquiry capabilities to users through various depository functions,
- Processing NFE transactions and monitoring positions through file transmission links,

- Reporting of all daily transactions and close of business positions, and
- Reporting of monthly position statements and audit reports.

Collateralized and Pledged Securities

Collateralized and pledged securities are traditionally held in physical form by a broker/dealer or financial institution. In addition to the risks and costs of holding physical certificates, problems arise when a DRS entitlement distribution is made and the pre-distribution shares are collateralized or pledged. In a stock split, for example, the value of the shares held as collateral by a broker/dealer or financial institution is reduced and the entitlement shares are distributed to the investor rather than to the holder of the collateral. The full broker/dealer control feature of NFE provides an industry solution for the dematerialization of this type of security. By processing these securities types in NFE, broker/dealers eliminate the risks of holding physical securities while having the electronic means to transfer and re-register the NFE securities in an automated book-entry system when the investor satisfies their fiscal obligation.

Restricted Shares

Restricted shares are also traditionally held in physical certificate form. When restricted certificates are deposited into NFE, the restriction type and corresponding lock-up dates are entered into the system. The risks of holding physical securities is thereby eliminated and an electronic means is available for tracking and re-registration of NFE securities when the restriction is removed in accordance with law.

Until NFE is fully implemented by transfer agents, brokerage firms cannot hold restricted DRS book-entry only securities on behalf of clients. These shares must be serviced directly by the issuer or its transfer agent to insure the proper legal safeguards. Issuers and brokers are experiencing a growing need for this book-entry solution, especially with more companies moving away from stock option plans to the issuance of restricted shares for employee incentive plans. DTC reported that, on an average daily basis, it has processed 40% more restricted transfers in early 2004 that it did in all of 2003.

Electronic Deposit of Certificated Shares to DRS

NFE provides the means for broker/dealers to deposit an investor's physical certificates into DRS, with the investor having full control over the asset. This functionality in NFE allows investors to move certificated shares to DRS through their broker, rather than through the issuer or its transfer agent. The broker/dealer enters the certificate information into NFE and opts not to have control over the asset. The information is electronically transmitted to the transfer agent for validation, the broker/dealer returns the certificates to the transfer agent, through DTC, for cancellation and the transfer agent sends the investor a DRS statement of holdings. This is another way for investors to deposit certificated shares into DRS or combine their physical certificates and DRS positions for the same security, two asset types usually resulting from a corporate action, into one consolidated DRS account at the transfer agent when they choose to have ownership registered on the books of the issuer.

BENEFITS OF NFE:

The following highlights provide the key benefits of NFE:

- Reduces or eliminates the expense and risk of holding physical certificates,
- Creates greater processing efficiencies through an electronic environment and reduces risks and costs associated with manual processing,
- Facilitates improved customer service through faster and more accurate transfer processing,
- Leverages existing processing/technology, e.g., DRS, and enables expansion of such services;
- Provides a platform to offer electronic standardization and processing for restricted securities, including lifting restrictions and re-registering the securities; and
- Assists the industry in meeting the demands and objectives of STP.

The SIA supports the implementation of NFE and is working with the STA and broker/dealers to increase participation by the transfer agents so the benefits of NFE can be realized by all constituents.

A CURRENT PERSPECTIVE ON IMMOBILIZATION AND DEMATERIALIZATION

In January 2003, the Group of Thirty[5] set forth a priority recommendation: "Eliminate Paper - eliminate the issuance, use, transfer and retention of paper securities certificates without delay." The immobilization and dematerialization of physical certificates is one of the cornerstones of the SIA STP initiative.

Over the past eight years, requests for certificates have declined significantly as the book-entry form of equity ownership has gained acceptance by individual investors. This is the result of two primary trends. Investors' changing preferences have resulted in significant migration of equities from accounts registered directly on the books of the issuer to street-name book-entry accounts, and a significant increase in the acceptance of DRS for registered accounts..

Current Statistics:

Following are statistic reflecting the acceptance and growth of book-entry ownership.

- At DTC there are significant downward trends for Withdrawal-by-Transfer (WT) transactions: Average daily WTs: 1994 = 14,000 and June 2004 = 4,000, representing a 71% decline while combined daily stock exchange volume grew from 500 million to 3.3 billion shares.

[5] The Group of Thirty is a private organization sponsored by central banks and major commercial and investment banks.

- DTC Vault Inventory declined from 30+ million certificates in 1990 to 4.8 million in 2004 – an 83% reduction.
- DRS-eligible issues have grown slowly from 53 in 1997 to over 850 in June 2004 – doubled more than three times in seven years – but that is still fewer than 2% of the 7,200 NYSE and Nasdaq-listed eligible issues.
- Book-entry accounts registered on the books of the issuer – DRS and dividend reinvestment plan accounts – have grown from 4.5 million in 1997 to more than 37.5 million in 2004 – doubled more than three times, which correlates closely to the growth of DRS-eligible issues.
- $16 billion (estimated face value) of certificates lost in the World Trade Center disaster had to be replaced at a cost of over $300 million.
- Requests for certificate issuance after a DRS distribution have declined significantly from approximately 35% in 1996 to about 6% in 2004.
- DRS-enabled commercial transfer agents service more than 90% of all corporate securities and the systems are already in place for most companies' equity issues to become DRS-eligible.
- Survey findings indicate the certificate habit is still strong among some investor segments. In a survey of certificate requestors:
  - 76% of the certificate requestors were 55 years or older, and
  - 50% would still invest if they couldn't get a certificate, though 75% of those investors said they wouldn't like it.

Challenges to Broader DRS Implementation:

The following are among the concerns that have thwarted broader implementation of DRS book-entry ownership:

- **Investor Education**: The majority of investors who choose to be registered directly on the books of an issuer and who hold physical certificates feel a sense of control by having certificates in their possession. It is what these investors are accustomed to, and most do not recognize the risks of holding those certificates or the facts about the less risky alternative – DRS. For example, many investors believe it is more difficult to trade DRS shares and they don't think a DRS statement of holdings is sufficient evidence of ownership. Neither is true. Investors also do not understand that if they lose a certificate, they will be charged fees of 2% to 3% of the market value to replace the shares. This can be a significant financial consequence and can put the investor at a distinct disadvantage when corporate actions are time critical. Many investors who hold certificates are unaware that they are responsible for keeping their address of record current. If they do not, their assets could be turned over to the state of jurisdiction as abandoned property and must be reclaimed by the investor through a series of steps, even though they still hold the physical certificate. Investors also do not know that most states liquidate the assets immediately and they will only be able to reclaim the value of the shares, not the actual shares of stock. This can result in missed market opportunities, unplanned tax consequences and potential financial loss due to missed corporate action events. Investor education is critical.

- **Lack of Understanding and Clear Incentives for Issuers**: Many mid-sized and smaller issuers are unfamiliar with the DRS alternative. Of those who know about DRS, many issuers are not convinced that becoming DRS-eligible saves money or provides other tangible benefits unless there is a corporate action. Negative perceptions exist regarding the effort required to initiate DRS-eligibility and many transfer agents' fees do not reflect savings for DRS accounts or transactions compared to certificated account and transaction fees.
- **Lack of Incentives for Investors to Change to DRS Ownership**: Under current practices, NYSE-listed companies are not allowed to charge investors a fee when they request a physical certificate and Nasdaq-listed companies follow the same practice. Brokers however, are allowed to charge fees for transactions involving shares registered on the books of the issuer, including the issuance of physical certificates. The cost of processing physical certificates is significant and the issuer or its transfer agent cannot recover the additional cost. Until this long-standing practice is changed, investors can continue to request "free" certificates from the issuer or its transfer agent and will have no tangible motivation to change to DRS book-entry ownership.
- **State Law Requiring Physical Certificates**: Six jurisdictions in the U.S. and its territories require publicly held companies to provide investors with a physical certificate on request. Those jurisdictions are: Arizona, California, Delaware, Louisiana, Maine, and Puerto Rico as of December 31, 2003.
- **Lack of Central Governance**: The financial products that have been converted to book-entry are either issued by a single entity or are governed by a central body that established standards for holding book-entry securities. There are currently no such governing standards established in the marketplace for issuers of equities and corporate bonds. From a practical perspective, eliminating all physical certificates will not likely become a reality until such centralized governance is established for equities and corporate bonds.

Industry Objectives – What is the Industry Moving Toward and What Initiatives are Underway?

The SIA is engaged in the following actions related to the immobilization and dematerialization of physical certificates. These initiatives are expected to benefit individual investors and the industry, and strengthen the competitiveness of U.S. markets. The costs of processing physical certificates are staggering. With the current and anticipated market volumes, the costs and risks associated with physical certificates continue to grow each day. The STP Physical Securities Subcommittee is focused on key areas that will set the stage for success, including working with various stakeholders on the following specific initiatives:

- The NYSE, Nasdaq, and AMEX to: 1) require DRS as a listing standard, 2) encourage proactive communication with listed companies about their ability to cease distributing certificates going forward, even in the absence of a new issue or corporate action, 3) allow a simple board resolution to eliminate stock certificates, and 4) allow issuers to charge investors a fee when they request a physical certificate.
- DTC to: 1) establish rules to default Withdrawal-by-Transfer (WT) transactions to DRS statements (WT-S) when the issue is DRS-eligible, and 2) expand transfer agent participation in Networking for Equities (NFE) to facilitate the dematerialization of physical certificates.
- Brokers to: 1) implement systems and processes that default Withdrawal-by-Transfer (WT) requests to DRS statements (WT-S) when the issue is DRS-eligible and realize the cost savings now rather than wait for a DTC rule change, and 2) structure client communications to educate investors on DRS and structure fees to encourage selecting DRS statements rather than certificates for eligible issues.
- The STA, CTA and ASCS to encourage: 1) issuers to register eligible securities in DRS and execute DRS-only distributions for corporate actions, 2) issuers to make new securities book-entry only, 3) transfer agents to establish DRS default processing as the standard when an issue is DRS-eligible, 4) transfer agents to realign fees to reflect savings realized with DRS processing, 5) transfer agents and issuers to agree to mail DRS statements to investors at least annually, and 6) investors to move existing physical certificates to DRS shares or street-name book-entry ownership.
- The SEC to develop regulatory initiatives to establish book-entry ownership as a standard.
- The SIC and STA to expand the categories of "invalid" certificates to include cancelled and escheated certificates in addition to the current reporting of lost certificates. Lost, cancelled and escheated certificates generate the majority of rejects in the settlement systems today and inclusion of all three categories would provide brokers with a more accurate early warning system that the certificate they are about to process is either "good" or "bad". This change saves the broker, the transfer agent and ultimately the investor, time and money.
- The SIA Legal & Regulatory Subcommittee regarding lobbying state legislatures to change laws that require issuers to make physical certificates available to investors, with the primary focus on Delaware.
- Various constituents on developing investor education programs to increase awareness and highlight the advantages of book-entry ownership over certificated shares.

The SIA continues work of these and other issues that are important to achieving the goals.

IV. The Cost / Benefit Equation

Costs of Processing Physical Certificates

In spite of the progress that has been made, the risks, costs and delays inherent in processing physical certificates are still substantial and completely avoidable. Industry processors, financial intermediaries, issuers, and investors could save an estimated $250 million annually. Ultimately investors pay the cost of all certificate handling. A Cost Analysis work group, formed by the SIA, published the Physical Securities Cost Analysis in March 2003[6] reflecting estimated costs of processing physical certificates in 2002. At that time the annual cost estimate for supporting physical certificates was $235 million with the following categories cited in the study:

- Safekeeping
- Transfer/Ship
- Medallion Guarantees
- Branch/Free Receives
- Corporate Actions/Reorg Processing
- Physical Receive and Deliver
- Firm Transfers
- Vault Counts and Security
- Shipping Costs
- House Counts
- Microfilm and Scanning
- Lost Certificate Surety
- DTC Deposits
- Restricted Securities
- Postage and Mail Insurance
- Reporting and Information Services
- Staffing and Overhead
- Messengers

All costs of processing physical certificates are expected to rise over time. The sooner we can migrate processing away from the old habits of certificates, the sooner investors can realize the monetary and efficiency benefits of book-entry ownership.

Investor Benefits

Book-entry ownership is safer than holding physical certificates and the processes are more efficient. Investors who choose to hold physical certificates face additional risks, costs and delays that investors with book-entry shares do not. The advantages of book-entry ownership, both DRS and street-name, include:

- Increased portability – it is easy to move shares between a transfer agent and broker,
- Increased trading flexibility – investors can trade at any time and not risk "missing the market" because of delays possibly associated with the handling of physical certificates,
- Sale proceeds are distributed more rapidly,

[6] A full copy of the SIA Cost Analysis is provided in Appendix 4.2

- Reduces lost or stolen certificates and replacement fees (typically 2% to 3% of the market value) which cost individuals nearly $50 million in 2002, as reported in the SIA Cost Study, and costs to replace lost certificates are expected to rise over time,
- Eliminates the risk associated with catastrophic events,
- Investors receive timely notification and immediate receipt of many corporate action entitlements,
- No safeguarding of certificates is required,
- A clear accounting and audit trail of assets is provided on statements of holdings,
- Consistency across asset classes – book-entry is the standard for most other financial products,
- The elimination of certificates removes the opportunity for fraudulent presentation of previously cancelled certificates as valid securities, and
- Fewer assets are escheated as abandoned property due to the recommended mailing of annual DRS statements, which generates address updates.

In addition, street-name ownership provides these benefits:

- Insurance through the Securities Investor Protection Corporation (SIPC),
- Timely payment of all entitlements, including dividends and/or bond interest,
- Ease of estate liquidations,
- Consolidated reporting of all investor account holdings on one statement, and
- Consolidated tax information.

While the habit of holding physical certificates is still strong among some, education for investors is key to the widespread acceptance of book-entry ownership and processing.

ISSUER BENEFITS

The costs associated with printing, safeguarding and issuing certificates, processing lost certificates and the potential costs of processing corporate actions can be staggering. Reducing or eliminating certificates provides the issuer the following benefits:

- Certificate costs for printing, storage, insurance, postage and envelopes to mail certificates to investors are reduced immediately. A study conducted by the STA indicates that an issuer pays anywhere from $1.51(large issuer) to $4.26 (small issuer) per certificate for routine certificate distribution. The cost during a corporate action or special distribution is estimated as high as $5.76. The cost to distribute a DRS statement of holdings is estimated at $.42, so a large company can save an average of $1.09 and a small company can save as much as $3.84 on each DRS statement of holdings mailed in place of a certificate. For example, a large issuer who distributes 130,000 certificates per year can save nearly $142,000 and a smaller issuer that distributes 5,000 certificates can save about $19,000 per year.

- Taking certificates out of circulation eliminates the opportunity for previously cancelled certificates to be fraudulently presented as valid instruments, which minimizes risk for the issuer, broker and investor.
- Corporate action processing for certificated accounts is many times more costly than processing book-entry accounts where no physical certificates need to be received and physically processed. While each transaction is unique in processing requirements, this could easily be six times the cost of processing a book-entry account. For example, if processing fees are $2 for a book-entry account and $12 for a certificated account, the cost for an issuer with 100,000 certificated accounts would be $1 million more than if the accounts were book-entry.
- The time and expense associated with the research and processing of un-exchanged certificates from previous corporate actions can be substantial.
- Costs attributable to lost certificate processing and related shareholder inquiries and correspondence are reduced.

The magnitude of potential costs and savings an issuer may realize is unique in many ways. The size of the shareholder base, frequency of transactions, transfer agent fee structure and other factors must be evaluated for each issuer's situation. Issuers will incur some cost when registering an issue as DRS-eligible. Generally, issuers who use a large transfer agent with automated systems will realize savings that outweigh any initial cost. Smaller issuers may, however, not realize any savings depending on their transfer agent and fee structure.

In time, it is expected that enhanced systems and processing will eliminate incremental costs for smaller issuers and transfer agents. In the interim, there is a possibility that some incremental costs may be incurred. This is one of many factors that should be considered in the decision to move to DRS.

Brokerage Firm and Financial Intermediary Benefits

The annual costs incurred by brokers and financial intermediaries to handle physical certificates were estimated at $140 million in 2002. Effective January 2004, the average cost to brokers for WT transactions through DTC are approximately $10 more for a physical certificate (WT-C) than for a DRS statement (WT-S) which will increase the 2002 SIA Cost Study data significantly without sizeable reductions in the volume of physical certificates. Immobilization and dematerialization of physical certificates offers the following benefits to these constituents:

- Eliminates manual vault counts, messenger services, safekeeping, shipping and transport, insurance, vault and internal security costs;
- Reduces the high volume of certificates presented to brokers and to DTC;

- Reduces clearance fees associated with physical street-side settlement through NSCC/ESS process;
- Reduces reject handling and costs from transfer agents;
- Eliminates the risk of defective certificate presentations to brokers (While certificates that have been claimed lost are reported to the Securities Information Center (SIC), certificates related to escheated and cancelled shares, for example, are not currently included in the reporting requirements. Because the required reporting to SIC does not currently include cancelled and escheated certificates, the likelihood of unidentified defective certificates is heightened. While efforts are underway to broaden the reporting categories, this remains a risk for brokers.);
- Eliminates the potential risk of uncontrolled collateral where certificates are registered in the individual investor's name and held by an institution without a registration change to reflect the proper control of the asset; and
- Enables STP for timely transaction completion.

TRANSFER AGENT BENEFITS

Eliminating physical certificates offers the following benefits to transfer agents, and ultimately to the issuer-clients and their investors:

- Allows for user-friendly and cost effective self-servicing infrastructure for investors – phone and Internet transactions are much less costly than certificate processing.
- Enables STP for timely transaction completion.
- Reduces certificate handling, security and storage costs.
- Reduces reject handling generated from investor and broker transactions.
- Reduces lost certificate processing and shareholder servicing concerns.
- Transfer agent servicing costs of $45 million could be eliminated with dematerialization.

As the industry moves toward an STP environment and settlement times are shortened, book-entry ownership will become a necessity.

V. Implementation Step One: Immobilize Certificates – The Move to DRS

Issuers with a Commercial Transfer Agent

Issuers that are not ready, or able, to eliminate certificates altogether, can still take advantage of the current and future benefits of DRS and offer investors the choice of registered book-entry share ownership. There are two aspects to consider: 1) the issuer's ability to move to DRS, and 2) the issuer's willingness to make the move.

Issuer Ability - Does Your Company Meet the Criteria for DRS?

➢ **Does your company have an eligible security?**

Generally, the securities that may be made eligible for DTC's book-entry delivery services are those that:

- Have been registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 (the Securities Act), as amended, or
- Are exempt from registration pursuant to a Securities Act exemption that does not involve transfer or ownership restrictions, or
- Are eligible for resale pursuant to Rule 144A or Regulation S (and otherwise meet DTC's eligibility criteria).

Instruments that are eligible for DTC's underwriting service include corporate equities and debt securities, municipal debt, money market instruments, asset and mortgage-backed securities, and U.S. treasury and agency bonds. If you are unsure about the eligibility of the security, contact your transfer agent or DTC directly. In addition, the following criteria must be met by a securities issuer to be eligible for DRS. These requirements are generally administered by the transfer agent:

- CUSIP must participate in FAST (Fast Automated Securities Transfer) program;
- Transfer agent must participate in the Profile Modification System (Profile);
- Mail DRS statements to registered owners at least once a year (recommended);
- Issues/certificates carrying transfer restrictions, such as certificate legends, cannot be processed through DTC's DRS system; and
- If the agent or issuer elects to use DTC's Initial Public Offering (IPO) Tracking System to track 'flipping" on a recently issued security, the issue can not be added to DRS/Profile until the tracking period has expired.

The DTC Eligibility Questionnaire is available on the DTC web site for additional reference at www.dtc.org.

- **Is your Company's transfer agent DRS-enabled?**

Most of the commercial transfer agents are DRS-enabled and they service more than 90% of the equities listed on the NYSE and Nasdaq, so it is likely that your company's transfer agent is DRS-enabled. Following is the DTC list of transfer agents that are DRS-enabled, as of May 30, 2004. If your transfer agent is not listed below, contact them about their DRS status. There are specific requirements the transfer agents must fulfill to be DRS-enabled.

- AFLAC*
- American Stock Transfer
- Bank of New York (The)
- Center Point Energy*
- Citibank
- Computershare (Chicago, Denver)
- Continental Stock Transfer
- Deutsche Bank
- EquiServe (Canton, Jersey City, JP Morgan)
- Investors Bank and Trust
- LaSalle National Bank
- Mellon Investor Services
- National City Bank
- Proctor and Gamble*
- Registrar and Transfer
- Southern Company*
- StockTrans, Inc.
- Sun Trust
- UMB Bank
- Wachovia
- Wells Fargo Shareowner Services

* In-house transfer agent for the company's security.

If your company's commercial transfer agent is not DRS-enabled, initiate discussions to encourage their participation.

- **Do your Company's by-laws allow for book-entry shares?**

Corporate by-laws and applicable state statutes must permit the issuance of book-entry shares. If the by-laws do not currently allow for shares to be issued in book-entry form (or said another way, they currently require the issuance of shares in physical certificate form) a board resolution must be passed. If you are considering eliminating certificates, now or in the future, consider drafting the by-law change to cover the issuance of book-entry or physical certificate shares, at the discretion of the company. Examples of such by-law provisions can be found on many corporate web sites by doing a search on "by-laws" within the company's corporate information section of their web site and in the ASCS online Library[7]. Be aware that some corporations also require shareholder ratification of by-law changes. The Corporate Secretary is your best source for such information and requirements.

- **Do the laws of your Company's state of incorporation impact your company's ability to issue book-entry shares?**

  A few jurisdictions still *require* an issuer to make certificates available to investors upon request, but we are unaware of any state that disallows book-entry ownership. As of June 2004, the six jurisdictions that require any company incorporated therein to provide certificates to investors upon request are: Arizona, California, Delaware, Louisiana, Maine, and Puerto Rico. Please check with your Corporate Secretary for details of the laws applicable to your company.

Checkpoint: If you made it through this list: have a DRS-eligible issue, your transfer agent is DRS-enabled and you are willing to get any required by-law changes approved by the board of directors and investors (if ratification is needed), you have passed the "ability" test. Now you have "willingness" issues to consider before you decide to move to DRS.

Willingness to Move to DRS

Is your company willing? Given the trends of acceptance in the industry since the introduction of DRS, changes in the NYSE rules and the fact that Nasdaq has never required certificates, this should not be an overwhelming list. Many other companies have paved the way for those that have not yet realized the benefits of DRS.

- **What costs are associated with becoming DRS-eligible?**

  There are some expenses associated with DRS processing, including DTC charges incurred by the transfer agent for DRS Profile transactions. Generally, a commercial transfer agent benefits from their client being DRS-eligible and any expense passed to the issuer is minimal. Discuss this with your transfer agent and document any costs so both parties are clear.

- **What impact will DRS have on employee plans?**

  Contact the organization in the company that is responsible for administering employee stock plans including stock options, employee stock purchase plans, 401K plans and stock incentive plans. Each of the administrators should examine the impact of DRS on the plan provisions and arrange to make

[7] ASCS members can access their web site at www.ascs.com. Limited examples are provided in Appendix 3.2

appropriate changes to documentation and employee communications for the implementation of DRS. Becoming DRS-eligible generally does not have a significant impact, especially if certificates remain available on request.

➢ **What kind of public relations or investor relations issues might result?**

While the acceptance levels are high and continue to increase, it is wise to evaluate the potential public relations impact. More than 37 million investors in the U.S. have book-entry shares registered on the books of issuers, so this should not be a big concern. Just be prepared to communicate with your company's investors and have a contingency plan.

➢ **When should the company become DRS-eligible?**

Until 2002, most companies that became DRS-eligible did so in conjunction with a corporate action. Corporate action events offer an excellent opportunity, but your company can take steps to establish DRS-eligible securities at any time and convert to issuing shares in DRS as the default for all transactions.

- ***Implementing Concurrent with a Corporate Action – Stocks splits, Mergers, Spin-Offs.*** If there is a possible corporate action in your company's future, DRS is the way to go and start planning now. Rather than receiving physical certificates, investors receive a DRS statement of holdings indicating the number of shares they are receiving in the distribution. At the time of the distribution, prepare a communication to your investors explaining DRS and its benefits. Most transfer agents have standard DRS material for inclusion in the mailing. Each investor must receive DRS disclosure information[8] with their first DRS statement of holdings.
- ***Implementing Without a Corporate Action***. This is a good way to prepare for the future. If you need to facilitate changes to the company by-laws, start now before you have a transaction to plan and execute. You should discuss an effective date with your transfer agent and from that point on, transactions default to DRS instead of issuing physical certificates. Again, DRS disclosure information must be sent to the investor.

➢ **What investor communications are recommended?**

DRS Explanation

- Whether or not your company makes the move to DRS concurrent with a corporate action, the DRS disclosure information must be sent with the first DRS statement of holdings. Some issuers choose to mail DRS information with every statement for an extended period of time[9].

[8] Samples of DRS disclosure brochure and mail insert are included in Appendix 3.3

[9] Samples of DRS disclosure brochure and mail insert are included in Appendix 3.3

- If your company has a corporate action, it is recommended that you market DRS with a special enclosure to help your investors understand the benefits and how to use DRS most effectively. This should reduce the volume of post-distribution certificate requests.

Certificate Requests

If your company makes an issue DRS-eligible and offers stock certificates on request, there are several things to consider regarding certificate requests:

- **Visibility** – decide how visible you want to make the information about how an investor can request a certificate. The more prominent you make the information, the more requests you will receive. Most standard DRS statements of holdings include information about how to request a certificate, as you will see in the sample DRS brochure.
- **Customer service** – prepare service representatives with educational information to explain the benefits of DRS and encourage investors to keep their shares in book-entry form.
- **Certificate Enclosures** – send a letter and/or DRS information insert with every certificate that is issued. Be sure to include instructions on how to move certificated shares to DRS share ownership.
- **Efficient processing** – work with your transfer agent to automate certificate requests via an Interactive Voice Response system or secure web site, if available.
- **Fees** – Current NYSE practices do not allow an issuer to charge for a certificate. Therefore, issuers cannot recover the costs of certificates or discourage investors from requesting physical certificates.
- **Planning** – Work with your transfer agent or an industry consultant to determine the most efficient way to handle the certificate requests and meet your goals.

This is a matter for your company to decide, based on the nature of your base, how you want to service your investors and how many certificates you want to issue on request.

Other Document and Media Changes to Reflect DRS Information:

It is important to review all existing investor materials and communications to incorporate DRS information. Following is a generic checklist of items to consider in your company's review:

- Investor Relations / Investor Services Web Site – be sure to make it easy for investors to find out how to move shares from certificate form to DRS book-entry and how to move book-entry shares to a broker;
- Frequently Asked Questions and scripts for phone representatives;
- Investor Forms and Template Letters Used by the Company and Transfer Agent – it is recommended that you review all form letters being used by your transfer agent to insure the proper language is represented in the communications being sent to your investors;

- DRS Statement of Holdings – some information contained on the back of your physical certificate may need to be disclosed on the DRS statement, such as rights and privileges information. Review these requirements with your Corporate Secretary or outside counsel and work with your transfer agent to insure the proper language is included;
- Investor Surveys;
- Automated Voice Response and Interactive Voice Response scripts;
- If your company pays dividends, you can also use your dividend mailings to educate investors and promote DRS;
- Annual and interim reports sometimes include descriptions of stock plans and other investor information. A brief infomercial about DRS could be included in these reports; and
- Email distributions to investors can include DRS educational information.

➢ **Is board approval required?**

This question is best addressed by your Corporate Secretary. Whether or not approval is required, it is recommended that you prepare a presentation for the board to educate them on the benefits of DRS, to the company and to investors, and to gain their support. Generally, when an issuer is ready to register a security in DRS, they will need to gain the approval of their line of management before going to the board. Once the research confirms your company meets the DRS eligibility requirements, and you are willing to proceed it is time to start marketing your plan. A concise presentation[10] covering the items listed in this implementation section should be sufficient. Be prepared for some hesitation. Just like any investor, your management and board members are accustomed to physical certificates and will need to be educated and provided with compelling information to support the decision. To increase your chances of success, consider the possibility meeting with some of the key influencers in advance of the meeting to win their support.

➢ **Once the company is able and willing, what is the process for "going live" on DRS?**

There are two major aspects to consider – planning and implementation.

- **Planning:** Most likely, you will already be working with your transfer agent through the evaluation process. A plan should be prepared well in advance with potential timing considerations. If there is a need for by-law changes and board approval, put this first on your list as it may take some time to prepare for and schedule. Combining the presentation to the board with the necessary by-law changes at one meeting is recommended for efficiency. Also include detailed plans for investor communications, investor service representative training, documentation updates, public relations plans, indemnification agreements, review of sales facilities and internal company communication.

[10] A sample presentation is provided in Appendix 3.4

- **Implementation:** The transfer agent can request the addition of your securities issue to the DRS program. DTC must receive the written request at least 10 business days prior to the securities issue "going live" on DRS and they will publish an "Important Notice" notifying all DTC users. Most transfer agents will assist you in gathering the documentation you need. This would typically include the following, though additional documents may be required.
    - A letter of instruction to the agent to initiate the DRS registration process,
    - CUSIP number and description, and
    - A copy of the board resolution if a change was made to allow for book-entry shares (or a copy of the current by-laws indicating that the distribution of book-entry shares is included).

➢ **Track your results.**

When you implement, it is wise to measure the response. For example, if you implement DRS concurrent with a corporate action, track the number of certificate requests over the first year. If you move to DRS without an event, request data from your transfer agent about the number of certificate requests received due to "normal business". It is also recommended that you track your cost savings and any short-term incremental expenses.

BROKERAGE AND FINANCIAL FIRM IMPLEMENTATION

This checklist of questions is intended for use within a brokerage firm or bank-custodian for implementation of internal processes that support book-entry ownership. If you are with a firm that is publicly traded and the company has not registered its own stock as DRS-eligible, please refer to the issuer implementation section for guidance.

Brokerage firm policies, systems and communications drive how clients hold their securities. Clearly, all brokerage firms would prefer their clients to have securities in street-name. However, many investors still wish to consult and trade with a broker and have some or all of their investments registered directly on the books of the issuer. The following list of questions and answers are designed for brokerage firms to evaluate their operations and make changes that will support book-entry as the standard. The first step may be to implement a program of enhanced client education and communication to emphasize the benefits of street-name ownership. And, when a client demands direct ownership registered on the issuer's books, the default should be DRS – not a physical certificate – when the security is DRS-eligible.

The following questions and examples are based on input from a representative group of brokerage firms with the intention of helping other firms evaluate and implement changes that support DRS book-entry ownership as the standard when an investor requests ownership on the books of the issuer. Implementing the types of changes described below enables a firm and their clients to benefit from the elimination of physical certificates.

- **Do the back-office systems and processes used by the firm default to a physical certificate?**
  If so, your processes are set up to support the continued existence of physical certificates, rather than support the elimination of certificates. It is recommended that the systems be modified to default all WTs to a DRS statement of holdings (WT-S) when the issue is DRS-eligible. About 90% to 95% of all transactions through DTC result in the issuance of physical certificates. Of the DRS-eligible issues, a large percentage of the DTC transactions continue to result in the issuance of physical certificates, which can, and should, be eliminated. The result of this practice has been cited as one of the major reasons more issuers have not moved to DRS. If certificates continue to be generated through the brokerage firms, the issuers will not see certificate volumes decline.

- **How does a broker find out which issues are DRS-eligible?**
  - DTC maintains a file referred to as the Eligible Corporate Securities File (ELISC). DRS securities issues are identified with a DRS indicator on the ELISC on CCF and the Eligible Securities Inquiry function (CONI) on PTS. This eligibility file contains the current list of DRS-eligible issues. DTC broker/dealers can access this file and update their internal systems on their own schedule. Many large brokers update their systems weekly.
  - Important Notices[11] are published by DTC 10 days in advance of a new issue being added to the DRS-eligible list. DTC broker/dealers can subscribe to the email distribution list under Corporate Trust Services then Important Notices on the DTC web site. Those who do not subscribe to this email distribution service need to access the web site to look for new notices. To view the listings, log onto www.dtc.org, access the Important Notices section and search by the key word DRS.

- **How can a brokerage firm make changes to support DRS default processing?**
  A major brokerage firm recently implemented a system change to default WTs to DRS statements for eligible issues. The number of physical certificate requests declined by 48% for those DRS-eligible transactions in the first couple of weeks. The cost of the system change was very reasonable and was recovered within the first week as a result of the lower fees paid to DTC for statements versus physical certificates – on average $20 less per transaction (effective January 2, 2004). It is worth noting that approximately 45% of client requests are for DRS-eligible issues so significant additional cost savings can be realized now and even more as the number of DRS-eligible issues increases.

[11] Sample DTC Important Notice included in Appendix 4.3

The following is a summary of how the change to a system of "DRS default processing" was implemented with operations and the sales force working together:

- **Requirements Gathering and Analysis**: Operations evaluated the old systems, determined the system changes and resources needed to facilitate "DRS default processing", quantified the financial impact of the change and developed the communications needed to support the brokers and client service representatives.
  - Systems were evaluated to determine the extent of the modifications needed, resources requirements and the overall cost the systems change.
  - Financial analysis was done to weight the cost of the change against the potential savings, including cost reductions based on "Statement" versus "Certificate" fees from DTC and other costs incurred by the firm.
  - Discussions were conducted with the brokers and client service representatives in the branch offices to "sell" them on the benefits of the change and information was distributed and readily available for the branches to use. In other words, there were no surprises.
- **Implementation**: Systems were updated with all critical parties on-board. Now, when a broker enters a WT transaction in the front-end system, a search is performed against the master database to determine if the issue is DRS-eligible based on the CUSIP entered and, if so, it defaults to WT-S (Withdrawal-by-Transfer with a DRS statement). Before the broker confirms the transaction, he or she has the opportunity to override the system and consciously enter a WT-C (Withdrawal-by-Transfer with a physical certificate) to request a certificate for the client.
- **Post-Change Evaluation**: Communications with the brokers and client service representatives continue, to insure they have the information they need to educate clients about the benefits of book-entry ownership. Data gathering to compare before-and-after costs to the firm continues and the savings are expected to be significant.

➢ **Do your systems allow for DRS-only issues, as required for AT&T Corp. and other issues where certificates are not available to investors?**

As issuers continue to eliminate certificates, keep in mind that system changes will be needed to facilitate processing for DRS-only issues, in addition to DRS default with a certificate override and certificate only processing. If you are making changes to implement DRS default processing, consider implementing DRS-only features now rather than incur costs for changes down the road.

➢ **Does your firm charge for statements and certificates?**

Most brokerage firms have a fee schedule of various charges to clients. Firms may use the fees to emphasize the benefits of street-name ownership. Most firms will want to at least cover the costs incurred for certificate handling, such as DTC fees and fees charged by the transfer agent. If your firm currently charges clients for either a certificate or a DRS statement of holdings, consider a fee schedule that encourages eliminating physical certificates. The investor can then decide to move the shares to street-name, hold DRS shares for a reasonable fee or receive a certificate for a more costly fee. Following are some pricing examples to consider. SIA is not endorsing or recommending the fees listed, they are meant solely as examples based on data collected from various firms.

Develop a tiered pricing strategy for clients who demand their ownership be directly on the books of the issuer. Any fee structure decisions should be carefully reviewed and evaluated by the firm.

- For DRS-eligible issues:
  - Charge no fee or a low fee for a DRS statement. If the overall savings is significant, the firm may choose to offer DRS statements on WTs at no cost. If a low fee is charged, this could at least cover the fee charged by DTC - plus whatever the firm adds to cover other cost considerations. For example, if the firm pays DTC $6, charge the client $8 to $10.
  - Charge a higher fee for a certificate - covering the DTC charge, plus an amount to cover future certificate processing. For example, if the firm pays DTC $25 for a physical certificate, you might charge the client $35 to $50.
- For issues that are **not** DRS-eligible: there are two sample approaches:
  - Charge a reasonable fee for a certificate - covering the DTC charge, plus an amount to cover additional certificate processing costs. For example, if the firm pays DTC $25 for a physical certificate, you might charge the client $35. This approach does not penalize the client since DRS eligibility is not available to them.
  - Charge a higher fee for a certificate - covering the DTC charge, plus an amount to cover future certificate processing. For example, if the firm pays DTC $25 for a physical certificate, you might charge the client $50. This approach may motivate the client to complain to the issuer about not making DRS book-entry ownership available.

You won't want to make the fee schedule overly complicated for anyone, but consider what costs need to be covered, now and in the future, and structure a schedule that meets the needs of the firms and will also benefit the investor in the longer-term.

➢ **Does your firm offer any kind of incentive or measure the brokers' performance based on supporting immobilization and dematerialization?**

You might consider developing an incentive or measurement program for the branch offices, or individually for brokers, that rewards them for convincing a client to choose statement of holdings rather than a certificate. Remember the adage what gets measured gets done"? Perhaps it is time to change the incentive systems. DRS ownership is not very difficult to sell. The benefits can be explained to a client in a brief conversation and everyone wins – the firm incurs less cost, the broker gets a reward and the investor minimizes their exposure to risk, costs and delays associated with physical certificates and the issuer takes certificates out of circulation.

➢ **Does your firm provide readily accessible information about DRS to the client service staff?**

As stated earlier, communication and education are critical to the success of dematerialization. A checklist follows that will help you evaluate and implement key communications within your firm. Examples are provided in the appendices as noted. The firm might consider several channels of communication – to the brokers and client service staff, directly to all clients, or to targeted clients with securities registered directly on the books of the issuer.

Communications / Education for Brokers and Client Service Staff:

Unfortunately, many brokers are not familiar with DRS. The stories are many about investors who contact their broker to move shares from DRS to the broker and the broker knows nothing about DRS.

- Educate brokers and client service representatives about the benefits of book-entry ownership (street-name and DRS). As an example, the story called "A Tale of Two Sisters[12]" compares the two sisters' investments – one in street-name and the other certificated;
- Distribute instructions and communications to brokers and client service representatives that promote DRS for investors who choose registered ownership;
- Educate brokers about the DRS process – quick reference Guides and checklists can help describe what is needed to complete a transaction. Clients want their broker to be "in-the-know"; and
- Provide easy-to-follow instructions about how to deposit certificated shares into DRS when an investor presents a certificate.

➢ **Does your firm have a marketing plan to promote the benefits of book-entry ownership?**

Following are a few ideas for a more proactive marketing approach to communicate the benefits of book-entry ownership to clients.

Communications / Information for Clients:

- Review and modify investor instructions and documents to reflect the benefits of book-entry ownership and costs, risks and delays associated with physical certificates. Frequently Asked Questions[13] from the SIA Paperless Toolkit are available as a template;
- Set and communicate fee structures that encourage the elimination of certificates;
- Provide marketing material / client mailers for use with client statements. The sample Client Letter and Statement Stuffer[14] from the SIA Toolkit can be used as a model for client communications about the benefits of book-entry;

---

[12] A Tale of Two Sisters" in provided in Appendix 3.5

[13] Frequently Asked Questions from the SIA Toolkit are provided in Appendix 3.6

- Provide clients easy-to-follow instructions about how to deposit certificated shares into DRS through their broker and through the transfer agent; and
- Conduct a client survey[15] to determine why clients prefer physical certificates and use it as an opportunity to educate them about the benefits of book-entry ownership.

➢ **Does your firm have an efficient process in place to transfer DRS shares to street-name?**

Another major retail broker implemented system enhancements to automate the Profile Modification process, saving time, effort and money. Following is a summary of the changes that were implemented:

- When a client realizes the benefits of street-name ownership and walks into a branch office to move shares from DRS to street-name position, the branch immediately generates a letter of authorization for the client to sign.
- The information from their DRS statement of holdings is used to enter the account number at the transfer agent, the CUSIP and the number of shares to move into the front-end system.
- The data are batched on an intraday basis and transmitted to DTC via a CCF (batch file) nightly.
- When the shares are received through DTC, they are automatically posted to the client's account in street-name.

This operational change resulted in cost savings, increased efficiency and increased client satisfaction by providing an organized process to fulfill the client request "on the spot".

➢ **Do your system vendors support DRS processing?**

Firms using outside vendor systems and software should check with those vendors to insure they can and will support DRS and NFE processing. Some vendors upgrade applications for a specific client and many times the enhancement is available to other clients. Routine questions about system and software upgrades could prove beneficial to your firm.

TRANSFER AGENTS: BECOMING DRS-ENABLED

DRS-enabled transfer agents service more than 90% of the DRS-eligible issues. Agents servicing smaller companies can also benefit from eliminating physical certificates from their processing stream by becoming DRS-enabled and marketing the benefits to the issuer clients. In-house or issuer-own agents who provide the transfer agency function for their own securities, benefit from both the agent and

---

[14] Client Letter and Statement Stuffer from the SIA Toolkit are provided in Appendix 3.7

[15] Sample Client Letter and Survey provided in Appendix 3.8

issuer perspectives and have to become DRS-enabled as an agent before they can register their issue in DRS. Benefits for the transfer agents include:

- Cost effective self-servicing infrastructures for investors – phone and Internet transactions not involving physical certificates are much less costly than certificate processing;
- Enables STP for timely transaction completion;
- Reduces certificate handling, security and storage costs;
- Reduces reject handling from investors and brokers;
- Reduces lost certificate processing and shareholder servicing concerns; and
- Reduces transfer agent servicing costs.

As the industry moves toward an STP environment and settlement times are shortened, book-entry ownership will be a necessity.

The following list is intended to provide and overview of some of the considerations and requirements for implementing DRS. After reviewing this document, agents should contact their DTC agent liaison relationship manager for further information and guidance, or call 212-855-4431.

➢ **As a transfer agent, what eligibility requirements are there to become DRS-enabled?**

The following criteria must be met by a transfer agent (whether commercial transfer agent or an issuer-own agent) to be eligible to process transactions in DRS/Profile:

- Be a registered transfer agent with the SEC;
- Complete a Limited Participant Account (LPA) application and agree to DTC rules governing LPA's;
- Become a limited participant of DTC;
- Participate in DTC's Fast Automated Transfer Program (FAST) program;
- Have FAST balances in good order;
- Provide a Direct Mail by Agent (DMA) function;
- Have electronic communication links with DTC; and
- Receive training on DRS and Profile.

Though it is not required, transfer agents may choose to participate in the Profile Surety Program to initiate Profile transactions.

➢ **Do the transfer agent systems support the needs of DRS?**

A transfer agent will need to review their system capabilities and insure that the appropriate changes are made to support DRS processing and DTC system interfaces including the ability to:

- Send and receive transactions through DRS / Profile;
- Produce and mail DRS statements of holding within 24 hours after any transaction affecting a DRS share balance;

- Generate reports on Profile and other processing items for internal review (some reports are available from DTC);
- Transmit rejected item information back to DTC for distribution to the broker for resolution; and
- Link other book-entry accounts, such as dividend reinvestment plan shares, to DRS processing.

All modifications need to be installed and thoroughly tested, internally and with DTC, prior to processing any DRS transactions.

➢ What types of systems output need to be considered?

In addition to any reports or functionality required by DTC, agents should examine the following types of needs:

- DRS Statement of Holding – including the share balance on a specific date and historical transaction information. The agent will need the ability to print and mail DRS statements in accordance with SEC turnaround rules. Many of the larger agents are now using "print on demand" technology that allows for customization of standard forms. Whether you intend to use this type of technology, standardized statement forms or custom forms for your issuers, you need to have this capability. Language currently printed on the physical certificates may need to be included on the DRS statement, such as rights and privileges. While there is no consensus at present, generic rights and privileges language seems to be acceptable.
- DRS information brochures – information about DRS must be sent to investors with their first statement. Transfer agents may choose to have an outside printer produce this information or use internal systems.
- Reports – consider what you may need for internal, regulatory and client reporting purposes.

➢ Additional Considerations

- DRS Sales Facility – some agents offer a DRS sales facility in which case, the supporting systems need to be operational and tested, the sale terms and conditions must be established and documentation must be prepared and communicated to investors with DRS shares.
- Impact of DRS on the volume of certificate requests, investor calls and letters – review internal systems and processes and develop plans to address communication, training and processing changes.

➢ What training is needed for various personnel teams?

Client Service Managers and Staff

Before a transfer agent becomes enabled with live systems, the client (issuer) support teams need to be trained in DRS. The staff needs "sales" training so they can communicate with their clients about:

- Benefits of DRS for issuers and their investors;

- Cost impact to the issuer, including any fee incentives offered by the transfer agent for DRS account or transaction fees;
- Eligibility requirements for DRS securities;
- How DRS works; and
- Implementation steps for an issuer to participate in DRS.

Operations

The transfer agent operations personnel must be trained in DRS. It is important with any change to create an understanding of how DRS impacts specific job responsibilities, including:

- Processing of transactions through Profile,
- Report generation and interpretation,
- Correction of internal errors, and
- How the systems transactions ultimately impact the investor.

Investor Service Representatives

It is critical that the people who interact with the client's investors are trained in DRS so they can handle investor phone calls and correspondence in an effective and efficient manner. These are the people who need to know, and be able to explain a variety of information to any investor including:

- Benefits of DRS;
- Instructions for transactions and maintenance requests involving DRS shares including: sales, registration transfers, transfers of DRS shares to a broker/dealer, address changes, gifting of shares; and
- How to deposit certificated shares into DRS book-entry.

Training guides, frequently asked questions and mock calls are beneficial for investor service teams.

➢ **What costs are associated with becoming DRS-enabled?**

These potential costs should be considered as part of a plan to become DRS-enabled:

- System Changes and Enhancements;
- Limited Account Partnership Maintenance Fee;
- Annual Surety Fee;
- Profile Transaction Fees; and
- Staff Training

➢ **How can transfer agents convince their clients to become DRS-eligible so they can both benefit from DRS versus certificate processing?**

It is clear that many issuers are not aware or do not understand the benefits of becoming DRS-eligible. There are several ways a transfer agent can encourage clients to register their issues in

DRS. If you need assistance with a plan, there are industry professionals that can work with you to design a program from which you and your clients can benefit. Such a program might include:

- Educate client service managers.
- Educate clients – use this Guide to help with your marketing efforts. The collection of materials is informative and leads them through the process.
- Be helpful to your clients by providing templates they can use that will satisfy your needs and those of the client such as: instruction letter to the agent, investor communications, web site modifications and Automated or Interactive Voice Response scripts.
- Modify your fee structure to provide some financial benefit in the short-term. Consider stratifying fee structures that clearly show the benefit of DRS accounts over certificated accounts. The transfer agent industry estimated that $45 million in costs are incurred annually to support the processing of certificates so issuers will expect to see some savings passed through in their fees.

The participation of transfer agents in the immobilization and dematerialization effort is very important. As the day-to-day contact with the issuer-clients, agents have the direct line to help get more issuers on the list of DRS-eligible issues. It is critical that issuers' concerns get communicated to the SIA and so they can be effectively addressed and responded to in support of the immobilization and dematerialization effort.

VI. Implementation Step Two: Dematerialize - Eliminating Physical Certificates

This section is intended to augment Section V. The Move to DRS. If an issuer is not currently DRS-eligible and is considering eliminating certificates concurrent with a move to DRS, the discussion of items in sections V. and VI. need to be addressed together.

Issuers with a Commercial Transfer Agent

If you are ready to explore eliminating certificates and converting to a book-entry only environment, consider the following checklist of items. As with the DRS decision, there are two aspects to consider – your firm's ability and its willingness to eliminate certificates.

➢ ***Are you able to eliminate certificates?***

Your ability to eliminate certificates depends on legal and regulatory considerations, namely

- Corporate Law,
- Stock Exchange requirements, and
- Corporate By-Laws.

➢ **Do the laws of your Company's state of incorporation require that you issue physical certificates to investors upon request?**

If your company is incorporated in Arizona, California, Delaware, Louisiana, Maine, or Puerto Rico you **cannot** eliminate certificates until the state law is changed. These jurisdictions still *require* an issuer to make certificates available to investors upon request. If your company is incorporated in one of these states and is interested in participating in lobbying efforts to change those laws, please contact the SIA at stp@sia.com. Issuer participation in this effort is critical.

➢ **On which stock exchange is your company listed?**

If your company is listed on the NYSE or Nasdaq, the current rules allow companies to eliminate physical certificates under certain conditions. The NYSE changed its listed company rules July 30, 2002, allowing companies that are DRS-eligible to eliminate certificates. Initially, the rule indicated there must be a new CUSIP and that the action must be concurrent with a corporate action. The wording of the rule has since been clarified allowing issuers to eliminate physical certificates more freely. For instance, a corporate action is not required, nor is a new CUSIP. An issuer that meets the other regulatory requirements may choose to eliminate physical certificates on a going-forward basis without recalling certificates that are in circulation.

The pertinent language in the NYSE Listed Company Manual is: "(B) The Exchange does not require that a listed company send stock certificates to a record holder with respect to a stock distribution if either:

- The distribution relates to an issuance pursuant to a stock dividend reinvestment plan, stock dividend reinvestment purchase plan or a similar stock purchase plan, or
- Regardless of the nature of the distribution, the company's stock is included in a direct registration system, operated by a securities depository, and available for Exchange-traded stocks."

Refer to Section 501.00 of the NYSE Listed Company Manual for the full text at www.nyse.com. If you have questions regarding the application of the rule, contact your NYSE representative.

➢ **Do your company's by-laws allow for the issuance of only book-entry shares?**

Corporate by-laws and applicable state statutes must provide for the issuance of only book-entry shares in order to proceed with the elimination of physical certificates. If the by-laws do not currently allow for the issuance of shares exclusively in book-entry form, a board resolution has to be passed. Consult with the Corporate Secretary to determine if the current by-laws allow for the elimination of physical certificates and what steps are necessary to accomplish the change.

Checkpoint: If you made it through this list: the laws of the state of incorporation do not preclude eliminating physical certificates, you can comply with the listed company rules for the stock exchange on which your company's security trades, and you are willing to get any required by-law changes approved by the board of directors and investors (if ratification is needed), you have passed the "ability" test for eliminating physical certificates. Now, as with DRS you have "willingness" issues to consider.

Willingness to Eliminate Physical Certificates

Trends noted about the growing acceptance of DRS are not as prevalent with the elimination of certificates. Only 20 of the more than 850 DRS companies, and of the 7,200 NYSE and Nasdaq listed companies do not offer stock certificates. AT&T Corp. is the only widely held company that has taken such action. These statistics are not so surprising, however, since the NYSE rule change has only been in effect since July 2002 and corporate action activity has been minimal in the recent market environment.

➢ **What incremental costs are associated with eliminating certificates?**

The answer to this question depends entirely on the circumstances under which you choose to eliminate physical certificates. Generally, the incremental costs to eliminate certificates are not material; however, the following should be included in your analysis:

- Certificate destruction charges for unused certificate stock – your transfer agent will need to destroy the remaining inventory in its vault and the banknote company will need to destroy any inventory held on your behalf.
- Printing costs – investor information materials, dividend reinvestment plan prospectus, employee plan prospectus or enrollment information and any other documents you might use that refer to certificates will have to be modified and reprinted.
- Investor inquiries – the circumstances under which your company eliminates certificates will heavily impact the magnitude of this potential cost element. If you eliminate certificates concurrent with a corporate action, the overall volume of inquiries will be greater than if you eliminate certificates on a going-forward basis. The amount of increased volume due to the certificate change should not represent a major portion of the overall volume.
- Changes in Interactive Voice Response and Automated Voice Response scripts and web site information – electronic medium is usually less expensive to change since there is no printing involved. There may be some minimal fees.
- Transfer Agent fees – generally, there will not be any incremental fees charged by your transfer agent, however, it is worth a discussion and documentation.

➢ **What impact will eliminating certificates have on employee plans?**

As with the move to DRS, contact the organization in the company that is responsible for administering employee stock plans to determine the impact on stock options, employee stock purchase plans, retirement or 401K plans and stock incentive plans. Each of the administrators should examine the impact of no certificates on the plan provisions and arrange to make appropriate changes to documentation, employee communications and processes for the distribution of shares in a book-entry only environment. The impact will be more on communication than on processing, given the efficient movement of shares in DRS.

➢ **What kind of public relations or investor relations issues might result?**

It is wise to evaluate the potential investor and public relations impact. When AT&T eliminated certificates, a number of complaints were expected but were considered manageable and the actual volume was much lower than expected. There was virtually no pubic relations impact experienced at the corporate level. Again, the circumstances under which you implement and the public relations profile of your company need to be considered. Be prepared to communicate with your company's investors and have a contingency plan. If there is a corporate action with the redemption of old certificates involved, a thorough review of the processes, language in the proxy statement and the impact on the investors should be conducted with your corporate counsel as early as possible. The key to a smooth implementation may well be the company's disclosure in the proxy statement for a corporate action. If you eliminate certificates on a going-forward basis, there are likely fewer constraints and issues.

- **When should a company eliminate certificates?**

There is minimal history on this topic. Many of the smaller issuers that do not offer certificates have done so with the listing of a new security. AT&T Corp.'s elimination of certificates was done concurrent with a corporate action. Corporate action events offer an excellent opportunity, but your company can take action at any time and stop filling the pipeline with physical certificates given the revised NYSE rules.

- ***Implementing Concurrent with a Corporate Action -- Stocks split, Merger, Spin-Off.*** If there is a possible corporate action in your company's future, consider eliminating certificates at that time. Investors would receive a DRS statement of holdings but would no longer be able to request a certificate. If you are doing this concurrent with a move to DRS you will need to distribute communications to your investors explaining DRS, as described in section V, and you should disclose that certificates are no longer available.
- ***Implementing Without a Corporate Action.*** This is a good way to prepare for the future. You should discuss an effective date with your transfer agent from a processing perspective and tie the investor communication to another mailing to minimize incremental costs.

- **What investor communications are recommended?**

DRS Explanation

- If the company is making the move to DRS and eliminating certificates concurrently, the DRS disclosure information must be sent with the first DRS statement of holdings. As mentioned in the previous section, issuers may choose to send DRS information with every statement for an extended period of time.
- If the company has already done a DRS distribution and is now eliminating certificates, no specific communications are required regarding DRS, though you may choose to remind investors of the benefits of DRS.

Certificate Requests

When you eliminate certificates, there are several things to consider regarding communicating the change to investors:

- **Visibility** – It is important that the company disclose the change to no physical certificates. However, the more prominent you make the information, the more inquiries and complaints you will likely receive. It is a matter of choice. AT&T Corp. chose a subtle approach by simply including the following question in the corporate action brochure: "Can I request a certificate?" with the answer "No. AT&T no longer offers physical stock certificates." If you choose to justify your decision and be more public about it you will likely receive more attention from your investors.

- **Customer service** – Prepare service representatives with appropriate information, including the benefits of DRS. It is wise to establish escalation procedures to help manage calls from upset investors. People will believe that if they keep insisting, the rules will change and they will get what they want. Meanwhile a lot of time can be wasted on the phone. A process where a phone representative can let the investor speak to a supervisor or designated representative that is skilled in handling difficult situations can be very beneficial. The initial impact may seem a bit strong, but it wanes quickly.

Planning -- Work with your transfer agent or an industry consultant to develop a communication plan and prepare for the implementation well in advance of your planned effective date.

Other Document and Media Changes to Reflect DRS Information:
It is important to review all existing investor materials and communications for language about physical certificates. Following is a generic checklist of items to consider in your company's review:

- Investor Relations / Investor Services Web Site
- Frequently Asked Questions and scripts for phone representatives
- Investor forms and template letters used by the company and transfer agent - it is recommended that you review all form letters being used by your transfer agent to insure the proper language is represented in the communications being sent to your investors. Most generic forms contain information about requesting stock certificates.
- DRS Statement of Holdings – some information contained on the back of your physical certificate may need to be disclosed on the DRS statement, such as rights information. Review these requirements with your Corporate Secretary or outside counsel and work with your transfer agent to insure the proper language is included.
- Investor surveys
- AVR (Automated Voice Response) / IVR (Interactive Voice Response) Scripts
- If your company pays dividends, you can also use your dividend mailings to educate investors and promote the benefits of DRS to help investors adapt to a book-entry only environment.
- Interim reports or email distributions to investors can include educational information.

➢ **Is board approval required?**

This question is best addressed by your Corporate Secretary. As with the move to DRS, whether approval is required or not, it is recommended that you prepare a presentation for the board to gain their support. Once the research confirms you are able to eliminate certificates, and you are willing to continue, it is time to start marketing your plan. A modified version of the sample presentation provided in Appendix 3.4 should provide a good template. Covering the items listed in this implementation section should be sufficient. Be prepared for some hesitation. Just like any investor, your board management and board members are accustomed to physical certificates. They need to be educated and will expect convincing data to vote in favor of a decision to eliminate stock certificates.

- **Once the company is able and willing, what is the process for actually eliminating physical certificates?**

  There are two major aspects to consider – planning and implementation.

  Planning: As with the move to DRS, a plan should be prepared well in advance including: investor communications, investor service representative training, documentation updates, public relations plans, timing considerations and internal company communication. Planning discussions should include your transfer agent, DTC and the stock exchange or market in which the security trades.

  Implementation: The transfer agent can assist you through the process. DTC must receive notice in writing at least 10 business days prior to the effective date and they will publish an "Important Notice" to notify the brokerage community. The company's transfer agent will require documentation including:

  - A letter of instruction to the agent notifying them to cease processing physical certificates.
  - CUSIP number and description.
  - A copy of the board resolution if a change was made to allow for book-entry only shares (or a copy of the current by-laws indicating that the distribution of book-entry only shares is included).

- **Track your results.**

  Whether you choose to implement the elimination of certificates concurrent with a corporate action or on a going-forward basis separate from a corporate action, it is wise to measure the response. For example, track the number of inquiries and complaints you receive over the first six months to a year. It is also recommended that you track your cost savings and any short-term incremental expenses.

BROKERAGE AND FINANCIAL FIRM IMPLEMENTATION

This checklist of questions is intended for use within a brokerage firm or bank-custodian for implementation of internal processes that allow for a "no certificate" environment. As a result of AT&T Corp.'s elimination of certificates, most firms have modified or developed processes to handle such situations.

Unlike the move to DRS where an investor can still choose to receive a certificate, the elimination of physical certificates requires a more complete view of change management. In this situation, investors who still wish to consult and trade with a broker and hold some or all of their investments directly on the books of the issuer will not be able to get a certificate. The following list of questions and answers are designed for brokerage firms to evaluate their operations and make changes that support dematerialization. This is another opportunity to enhance client education and communications to emphasize the benefits of street-name ownership. If the choice is book-entry in street-name or book-entry registered on the issuer's books, the line may begin to fade in the eyes of the investor.

The following questions and examples are based on input from a representative group of brokerage firms with the intention of helping other firms evaluate and implement changes that facilitate processing book-entry only shares.

➢ **Do your systems allow for DRS-only issues, as required for AT&T Corp. and other issues where certificates are not available to investors?**

As more issuers eliminate certificates, system changes will be needed to facilitate processing for a variety of situations: DRS-only issues, DRS default with a certificate override and certificate only processing.

➢ **Do the back-office systems and processes used by the firm still default to a physical certificate?**

If so, your processes are not only set up to support the continued existence of physical certificates, it may result in rejected transactions for an issue that no longer offers certificates. If the changes discussed in Section V. are implemented to default all WTs to a DRS statement of holdings (WT-S) when the issue is DRS-eligible, this is a good first step. Systems should be evaluated to determine how "statement only" transactions can be flagged so that client expectations can be managed at the time a transaction is entered rather than after it is rejected or results in a DRS statement when the client is expecting a physical certificate.

➢ **How does a broker find out which issues only offer DRS to registered investors?**

- Book-entry only securities are identified with a "DRS only" indicator on the Eligible Corporate Securities File (ELISC) on CCF and the Eligible Securities Inquiry function (CONI) on PTS. The file is coded to indicate that only Withdrawals-by-Transfer with a statement (WT-S) will be accepted for such a security and that any WT-C transaction requesting a certificate is not valid and will be defaulted to a DRS statement. DTC broker/dealers can access this file and update their internal systems on their own schedule.

- Important Notices are published by DTC 10 days in advance of an issue becoming "certificateless", just as they are for new DRS issues. DTC broker/dealers can subscribe to the email distribution list under Corporate Trust Services Important Notices on the DTC web site or can go to the web site to look for new notices. To view the listings, log onto www.dtc.org, access the Important Notices section and search by the key word DRS.

➢ **How can a brokerage firm make changes to support DRS-only processing?**

Brokerage firms can evaluate their systems and determine appropriate communication methods to alert the "front office" when an issue is "DRS only" and certificates are not available. The following summarizes a process that can be used to change to a system of "DRS only" processing for such issues:

- **Requirements Gathering and Analysis**: Operations can evaluate the current systems, determine how DTC handles the information submitted through Profile and determine the system changes and resources needed to facilitate "DRS only" processes that will inform and alert the appropriate people. Operations can then quantify the financial impact of the change and develop the communications needed to support the brokers and client service representatives.
    - Evaluate systems to determine the extent of the modifications needed, resources requirements and the overall cost the systems change.
    - Perform the analysis to weight the cost of the change against the potential errors and client dissatisfaction if the appropriate alerts are not included in the processes. As with system changes to facilitate DRS default processing, other costs incurred by the firm need to be examined.
    - Discuss changes with representative brokers and client service representatives in the branch offices to explain the need, the proposed changes and how the changes will impact them and how they interface with clients. Document and distribute information so it is readily available for the branch office network to use. In other words, no surprises.
- **Implementation**: Systems should be updated with all critical parties on-board. When a broker enters a WT transaction in the front-end system, a search can be performed against the master database to determine if the issue is DRS-only based on the CUSIP entered and, if so, it defaults to WT-S (Withdrawal-by-Transfer with a DRS statement) without the opportunity to override the system and enter a WT-C (Withdrawal-by-Transfer with a physical certificate) to request a certificate for the client. While the mechanics of this work, it is important to design communications that inform the broker that it is a DRS-only issue and certificates are not available. This is so the client can be informed right away, if they are not already aware, that they will receive a DRS statement.

- **Post-Change Evaluation**: Communications with the brokers and client service representatives should be facilitated to insure they have the information they need to inform, educate and manage the expectations of their clients. As more issuers eliminate certificates, cost savings will accumulate as only the lower statement fees charged by DTC will be incurred.

➢ **Does your firm have policies on handling the disposition of stock certificates that may be held in the firm's vault for clients?**

If not already defined, policies should be established for two scenarios:

- **Certificates are not available – an issuer has dematerialized physical certificates and all old certificates are subject to mandatory redemption.**
  This situation is what happened when AT&T Corp. eliminated stock certificates concurrent with its reverse split. In this case, all certificates held in a firm's vault had to be surrendered. If shares represented by a physical certificate are restricted or held as collateral, the firm needs to decide how to treat the shares and needs to develop client communications to notify the investor of the actions that must be taken. For example, brokerage firms cannot hold restricted DRS book-entry only securities on behalf of clients. Those certificates will need to be submitted to the issuer or its transfer agent to be cancelled and set up in a restricted DRS account (or in NFE) as described in Section V. to insure proper legal safeguards and clearing of the restrictions at the appropriate time.
- **Certificates are eliminated on a going-forward basis.**
  When an issuer chooses this action and does not redeem the old stock certificates, brokerage firms should have fewer concerns. Since the old certificates are still valid, restricted share certificates and certificated shares held as collateral present no immediate problem. It would be up to the firm to decide whether to continue to hold these certificates and to communicate with clients about any changes or required action. Many firms are trying to minimize the number of certificates they hold on behalf of clients, either in their own vaults or in the vaults of a custodian, due to the costs involved.

➢ **Does your firm provide readily accessible information about how to handle situations relating to DRS-only issues?**

There are several communication issues that need to be addressed when an issuer eliminates physical certificates. The following checklist will help you evaluate and implement key processes and communications within your firm. The firm might consider various channels of communication including directly to the brokers and client service staff, and to targeted clients who own a security that has recently eliminated physical certificates. While there is some cost involved, it may be worth eliminating confusion and frustration when a client is trying to transact a trade on such an issue.

Communications / Information for Brokers and Client Service Staff:

- Educate brokers and client service representatives about processes to handle various situations that may occur when an issue becomes book-entry only such as: presentation of certificates for redemption and how to handle collateralized and restricted shares currently in certificate form. Quick reference guides and checklists can help describe what is needed to complete a transaction. Clients want their broker to be "in-the-know".
- Distribute instructions and communications to brokers and client service representatives that promote DRS and explain in a positive way why an issuer would choose to eliminate physical certificates.
- Provide easy-to-follow instructions about how to deposit certificated shares into DRS when an investor presents a certificate. If an issuer eliminates certificates on a going-forward basis, many investors may have both certificated and DRS shares and should be encouraged to consolidate them in DRS form.

These client communication opportunities also provide a platform for discussing the advantages of owning shares in street-name.

The implementation of systems and communication processes to build the capability to electronically handle DRS and DRS-only issues is worth the effort. The time spent handling rejects and the resulting client complaints can be very costly to the firm.

TRANSFER AGENTS: PROCESSING DRS-ONLY ISSUES

While most transfer agents are DRS-enabled, not many are currently handling DRS-only issues and might not be inclined to implement changes until an issuer decides to eliminate certificates. The following list highlights some of the key issues that need to be considered. If you are implementing other system or process changes and enhancements and you can incorporate these types of changes simultaneously, you may be able to make the changes in a more cost efficient manner than if you wait until you have to make just these changes and maybe in a very short timeframe. Transfer agents need to be prepared to support any client that chooses to eliminate certificates. As discussed in the Issuer and Broker Implementation sections, there are two scenarios a transfer agent must be prepared to handle in an effective and efficient manner:

- ***Eliminating Physical Certificates Concurrent with a Corporate Action with the Redemption of the Old Certificates***. If an issuer-client is faced with such a corporate action, there are many changes a transfer agent needs to be prepared to make.
- ***Eliminating Certificates on a Going-Forward Basis***. This type of certificate elimination is likely less troublesome than a redemption, but there are key process changes to address.

In either case, the issuer will be counting on their transfer agent to help lead them through the process.

➢ **Do the transfer agent systems support the needs of DRS?**

Assuming your systems are already DRS-enabled, you are likely dealing with issuers who are DRS-eligible and offer stock certificates on request. You may need to conduct an evaluation of your systems to insure there are sufficient capabilities for DRS-only processing.

➢ **What types of systems output need to be reviewed?**

Your systems are most likely set up to produce many documents that refer to stock certificates. A thorough review of those forms must be conducted to insure you are sending the correct information to investors. You will want consider the capability to customize or program, by issue, certain types of output so that you can "turn on" or "turn off" specific language, based on whether or not there are physical certificates available. For example, If you use print-on-demand technology, do the programs that drive the printing of the DRS statement of holding forms allow you to exclude certificate request language for issues that no longer offer physical certificates?

Following is a list of documents and other media you may need to review for the inclusion of certificate language that may not be appropriate for DRS-only issues:

- DRS Statement of Holding
- DRS information brochures
- Web site information by Issue
- Transfer forms and instructions
- Registration change forms and instructions
- Interactive Voice Response and Automated Voice Response scripts
- Investor service representative training and scripts

➢ **How can transfer agents convince their clients to become DRS-only?**

While this decision is very much up to the issuer, there are steps a transfer agent can take to encourage the elimination of physical certificates. The most important thing a transfer agent can do is to be prepared. Evaluate and change your systems so your clients will feel certain you are ready to process their DRS-only issue without any risk of failure. If you are ready and confident that you have the processes and communications in place to process DRS-only issues effectively and in a cost efficient manner, your clients will be more likely to consider the move to eliminate certificates.

As noted in the DRS implementation section, the transfer agents have the direct line to their clients and can play a major role in this critical Industry initiative. You can be leaders and help your clients move toward dematerialization.

[This page intentionally left blank]

VII. Recommendations and Conclusions

The intent of this Guide is to enable further implementation of book-entry processing in the industry. Progress has been made but we still face many challenges. Many issuers, brokers and transfer agents have been successful in implementing DRS processes and street-name ownership that support the immobilization and dematerialization of physical certificates. The application of the tools provided in this Guide will hopefully encourage more players to join in this important industry effort. A summary of key points and action items for issuers, brokers, and transfer agents is provided below.

Issuer Summary

Key Points

- Issuers of the more than 7,200 NYSE and Nasdaq-listed securities that are eligible for DRS can begin immobilizing and dematerializing physical certificates using this Guide.
- Investor acceptance, and preference, of holding securities in book-entry continues to grow.
- The benefits to issuers and their investors exist now, not just in connection with a corporate action distribution, and merit serious consideration.
- Rather than ask "why", ask "why not" provide a safer, more efficient ownership alternative for your investors while decreasing costs for your company.

Summary Checklist for Issuers – the Move to DRS

Create a plan for your company including the following actions:

- ✓ Determine if your security is eligible for DRS.
- ✓ If you use a commercial transfer agent, confirm that they are DRS-enabled.
- ✓ Review corporate by-laws to determine if they allow for the issuance of book-entry shares. If changes are needed, include a provision for the issuance of book-entry only shares.
- ✓ Determine if the state in which your company is incorporated requires that certificates be issued to investors who request them. Although certain jurisdictions still have this requirement, it does not impact a company's ability to issue shares in DRS book-entry.
- ✓ Evaluate the costs associated with making a security DRS-eligible and determine the potential savings for the company.
- ✓ Evaluate the impact of DRS on employee stock plan processing and communications.
- ✓ Discuss investor relations and public relations concerns and address each issue.
- ✓ Determine a timeline appropriate for your company's implementation.
- ✓ Plan for modifications to employee/investor documents, media, and support systems to include information about DRS.
- ✓ Determine the appropriate chain of approvals.
- ✓ Develop a comprehensive project plan for implementation.
- ✓ Create a summary presentation for the board of directors along with a recommendation for the board action needed for the company to move forward with implementation.
- ✓ After approvals are obtained, begin working the details of your project plan toward making your security DRS-eligible and track your results.

Additional Checklist Items for Eliminating Physical Certificates

- ✓ Determine if the state in which your company is incorporated allows for the book-entry only issuance of shares.
- ✓ Insure that the by-laws allow for the issuance of only book-entry shares.
- ✓ Determine if the company meets the requirements of the stock exchange or market on which the security is listed.
- ✓ Insure that the transfer agent's systems can handle all types of book-entry only transactions.
- ✓ Identify the incremental impact of eliminating certificates on employee plans, public and investor relations issues, document and media modifications, and approvals as noted in the checklist for becoming DRS-eligible.

Begin planning now and be proactive in the immobilization and dematerialization efforts in the industry. Your company will benefit and, more importantly, your investors will benefit.

BROKERAGE AND FINANCIAL FIRM SUMMARY

Key Points

- Although more than 850 issues are DRS-eligible, brokerage firms continue to request the issuance of certificates through DTC transactions.
- Costs for brokerage firms to handle physical certificates exceed $140 million annually.
- Fees charged to brokerage firms for the issuance of certificates through DTC have increased and actions to minimize the issuance of physical certificates warrant serious consideration.
- Broker and client education are key to eliminating or minimizing the number of physical certificates held in brokers' vaults, reducing costs, and enabling processing efficiencies.
- Rather than ask "why", ask "why not" change communications, systems and processes to support DRS book-entry ownership when the client requests direct ownership.

Implementing Processes that Support DRS

Review the processes and operations in your firm and create a plan to consider the following actions. If you use a vendor for your systems, conduct the review with them:

Systems and Processes

- ✓ Determine if the operational systems currently default transactions to a physical certificate.
- ✓ Determine what capabilities are needed in the systems to handle book-entry only issues.
- ✓ Review current processes for possible efficiency improvements for handling the movement of DRS shares from the transfer agent to street-name.
- ✓ Evaluate the extent and cost of modifications needed to change systems to operate with DRS as the default for all DRS-eligible issuer.
- ✓ Analyze the savings possible with DRS-default processing.
- ✓ Develop a strategy to communicate the proposed changes to brokers and other staff members impacted by the changes.

- ✓ Plan and implement DRS-default systems changes.

Fees and Incentives

- ✓ Evaluate client fee schedules to determine if they reflect adequate cost recovery for certificate and DRS statement issuances through DTC.
- ✓ Consider incentives or performance measures for brokers that encourage the immobilization of physical certificates.

Communications and Training

- ✓ Develop DRS training for brokers and client service staff about the benefits of street-name ownership and about the benefits DRS book-entry.
- ✓ Create user-friendly instructions for brokers and client service staff about how DRS processing works and what information is needed from the client.
- ✓ Design a marketing plan to promote book-entry ownership.
- ✓ Distribute client communications that explain the risks and costs associated with physical certificates and the benefits of street-name and DRS.

Additional Checklist Items for Eliminating Physical Certificates

- ✓ Determine if the systems support DRS-only processing.
- ✓ Evaluate systems for any coding that defaults transactions to certificates.
- ✓ Establish policies for disposing of physical certificates held in vaults for clients of the firm.
- ✓ Develop communications and instructions for brokers and client service staff relating to book-entry processes and procedures.

Many issuers that have not moved to DRS are hesitant because certificates continue to be issued through DTC, even for DRS-eligible securities. The support of the brokerage community in implementing processes and systems that minimize or eliminate the issuance of physical certificates for all DRS-eligible issues is critical to the immobilization effort.

TRANSFER AGENT SUMMARY

Key Points

- DRS-enabled transfer agents have the capability to service more than 90% of the securities that are eligible for DRS and these agents can play an important role in the effort to move more issuers to DRS.
- Transfer agents serving smaller companies and in-house agents can also benefit from becoming DRS-enabled.
- Annual costs for transfer agents to process physical certificates exceed $45 million.
- The evaluation of systems and implementation of NFE by the transfer agents is important to the immobilization effort.
- Rather than ask "why", ask "why not" become DRS-enabled.

Checklist for Transfer Agents to Become DRS-Enabled

Create a plan for your company including the following actions:

Becoming DRS-Enabled

- ✓ Review the eligibility requirements.
- ✓ Evaluate the systems to determine what changes are needed to support DRS processing.
- ✓ Determine the necessary systems output – reports, statements, etc.
- ✓ Consider whether you will offer a DRS sales facility.
- ✓ Evaluate the cost of becoming DRS-enabled.
- ✓ Evaluate the system changes and costs of becoming NFE-enabled.
- ✓ Weigh the costs and the benefits of becoming DRS-enabled.
- ✓ Create a comprehensive project plan.

Encouraging Clients to Move to DRS

- ✓ Educate client service managers.
- ✓ Proactively educate clients about the benefits of DRS.
- ✓ Provide project management assistance to clients.
- ✓ Consider modifying your fee structure to provide some financial benefit to issuers for DRS accounts and transactions.

Additional Checklist Items for Eliminating Physical Certificates

- ✓ Evaluate your systems to insure DRS-only processing is supported.
- ✓ Identify additional system output requirements for DRS-only issues.
- ✓ Encourage clients to eliminate physical certificates, when allowed by law.

The role of transfer agents in furthering the immobilization and dematerialization effort is critical. The industry needs the ability to process all asset types in book-entry through DRS, NFE and other related systems.

VIII. PROJECT TEAM MEMBERS AND OTHER CONTRIBUTORS

A review team of representatives from each intended constituent group helped develop this Guide. Each contributor provided valuable insights and information. Many of them have gone through the process of dematerialization or are working their way through it now and have been generous enough to share their successes, challenges, documents and checklists from their own efforts. Without them, this Guide would not be possible.

First Name	Last Name	Firm
Team Lead and Document Author		
Claudia	Holcombe *	CHC Associates
Contributors		
Stephanie	Bennett	Merrill Lynch & Co., Inc.
Steve	Callan	Bear, Stearns & Co. Inc.
Tony	Cetta	Merrill Lynch & Co., Inc.
Steve	Dolmatch	Mellon Investor Services
Donna	Fremgen	Merrill Lynch & Co., Inc.
Don	Hager	DeBee Gilchrist, Attorneys at Law
Bill	Harris	Mellon Investor Services
Debra	Modra	Pershing LLC, a Bank of New York Company
Tom	O'Hara	Edward Jones
John	Panchery	Securities Industry Association
Joe	Trezza	The Depository Trust & Clearing Corporation
Sophia	Vergas	Liberty Corp.
James	Volpe	Mellon Investor Services
Paul	Walden	Citigroup Global Markets Inc.
Jack	Wicks	Capco
Vivian	Wong	Capco

* Ms. Holcombe was formerly with AT&T Corp.

The SIA acknowledges AT&T Corp. for granting its permission to reference their immobilization and dematerialization activities. AT&T's willingness to lead the dematerialization effort provides a valuable catalyst for the industry and important information for this guide.

The Subcommittee also acknowledges the efforts of the many individuals who have dedicated their time to building and enhancing the foundation for DRS and related immobilization and dematerialization initiatives. People representing organizations including the STA, CTA, SIA, DTC and the SEC contributed through various committees over the past 10 years, and we thank them for their efforts.

[This page intentionally left blank]

IX. APPENDICES

1. **GLOSSARY OF TERMS (EXTRACTED FROM SIA STP GLOSSARY)**
2. **OPEN ISSUES AND DEPENDENCIES**
3. **REVIEWER COMMENTS**
4. **SAMPLE DOCUMENTS**
5. **RESOURCE MATERIAL**

[This page intentionally left blank]

APPENDIX 1 - GLOSSARY OF TERMS

Term	Definition
American Society of Corporate Secretaries (ASCS)	A professional association whose membership is composed principally of corporate secretaries, assistant secretaries, and other persons who are involved in duties associated with the corporate secretarial function. The society represents public, private and not-for-profit corporations in the United States and Canada who are involved in such matters as corporate governance, records management, the regulation and trading of securities, proxy solicitation and other shareholder activities, and the administration of the office of the corporate secretary. The society comments regularly on proposed and existing rules and regulations of government agencies and other bodies and occasionally on legislative matters in areas of particular interest to members.
Back Office	Bank or brokerage firm departments not directly involved in selling or trading. The back office sees to accounting records, compliance with government regulations, processing/operations and communication between branches.
Beneficial Owner	A person who enjoys the benefits of ownership of a security or mutual fund, even though title is in another name. Shares or title may be held by a bank or broker for safety and convenience, or in street-name to expedite transactions, but the real owner is the beneficial owner.
Bond	A debt instrument whereby the issuer usually promises to pay the holder a specified amount of interest for a specified length of time and to repay the loan on maturity or expiry date; can be short-term (maturity in one to three years), medium-term (three to ten years) or long-term (over 10 years).
Book-Entry	Security ownership evidenced by electronic or paper records (such as on-line or hard-copy account statements), rather than via physical certificates.
Book-Entry Only (BEO)	A security issuance represented by one paper certificate held at a depository with all records of initial beneficial ownership and subsequent changes recorded in electronic media vs. on paper certificate.
Broker / Dealer	Firms that act as securities dealers or brokers, or perform both functions. A broker is an individual or firm who acts as an intermediary between a buyer and seller, usually charging a commission, while a dealer is any person or company in the business of buying and selling securities for his or her own account, through a broker or otherwise.
Brokerage Firm	See Broker / Dealer
Certificates	Official paper document representing a portion of ownership in a company (shares) or interest in debt of a company or government (bonds).
Confirmation	The written statement acknowledging a securities transaction. More generally, any formal communication which reiterates or verifies an agreement.
Corporate Action	A corporate action is any pending or completed action taken by an issuer of a security which affects the financial and/or physical status of that security issue. Some Corporate Actions may affect only one security issued by that issuer; others may affect many or all of the securities issued. Corporate Actions can pertain to either equity or debt securities, although there are some differences in the action types that apply to each. Some corporate actions are mandatory, and others are voluntary. A mandatory action is one in which the holder of the security has no choice regarding the change in status of his or her shares. Most mandatory actions happen automatically, with no action required on the part of the holder. A stock split is an example of a mandatory action. A voluntary action is one in which the holder has a choice to make about how the action will affect the status of his or her shares. Usually, there is some action required on the part of the holder in order to participate in the action.

CTA – A National Shareholder Services Association **(Historically known as Corporate Transfer Agent Association)**	Founded in 1946, the CTA provides members a forum to communicate with their industry peers, to obtain and share information and to address various needs of member companies in servicing all types of security holders. Its over 240 corporate and agent members reflect the diversity found in every facet of the securities industry. Member corporations, whether in-house transfer agents or issuers using the services of commercial agents, perform activities related to all areas of investor services including securities transfer, record keeping, dividend disbursement, dividend reinvestment and stock purchase plans, proxy tabulation and annual meetings, demutualizations, investor and shareholder relations. Affiliate members represent companies providing transfer agent and ancillary functions, which may include corporate mailings, proxy solicitations, small shareholder buybacks, locating lost shareholders and financial printing.
CUSIP	The Committee on Uniform Security Identification Procedure, an inter-industry coding service. Each type of security has its own unique CUSIP number.
Dematerialization	Process of eliminating a physical certificate as a record of security ownership of the security existing only as an accounting record.
Depository Trust & Clearing Corporation (DTCC)	Depository Trust Clearing Corporation is a holding company that oversees four subsidiaries including – The Depository Trust Company (DTC) and the National Securities Clearing Corporation (NSCC). These two firms provide the primary infrastructure for the clearance, settlement and custody of the vast majority of equity, corporate debt and municipal bond transactions in the U.S. DTCC is also a partner with Thomson Financial in a global joint venture called Omgeo -- the leading provider of complete global trade management services. Global Asset Solutions LLC - Global Asset Solutions LLC, a wholly owned subsidiary of DTCC, offers The Global Corporate Action (GCA) validation service. This subsidiary was created to deliver information-based and business processing outsourcing solutions to financial intermediaries globally.
Depository Trust Company (DTC)	DTC is the depository subsidiary of The Depository Trust & Clearing Corporation (DTCC). The depository brings efficiency to the securities industry by retaining custody of more than two million securities issues, effectively "dematerializing" most of them so that they exist only as electronic files rather than as countless pieces of paper. The depository provides settlement and asset servicing, as well as tax and information services. DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Securities and Exchange Commission.
Direct Registration	Allows the investor to be registered directly on the books of the issuer or its transfer agent without the need of a physical certificate to evidence the security ownership. While the investor will not receive a physical certificate, he or she will receive a statement of holdings and periodic account statements directly from the issuer or its transfer agent. Dividend or interest payments, proxy materials, annual reports, etc. will be mailed from the issuer or its transfer agent.
Direct Registration System (DRS)	In 1996, through the efforts of a joint securities industry working committee, the Direct Registration System (DRS) was implemented by DTC. DRS enables participants and qualifying transfer agents, known as limited participants, to electronically move an investor's security positions between street-name ownership and direct registration book-entry position.
DRS Profile	A term commonly used to refer to the enhanced DRS system with the addition of the Profile Modification System. DTCC's full and limited participants processing requests through Profile will be required to be part of the Profile Surety Program (PSP) and have a valid PSP number.

Dividend	Payment of a share of company profits to a preferred or common shareholder in cash or stock. The payment is designated by the Board of Directors to be distributed pro rata among the shares outstanding. For preferred shares, the dividend is usually a fixed amount. For common shares, the dividend varies with the fortunes of the company and the amount of cash on hand, and may be omitted if business is poor or if the directors determine to withhold earnings to invest in plant and equipment.
Dividend Re-investment Program (DRIP)	An investment plan offered by some corporations enabling shareholders to automatically reinvest cash dividends and capital gains distributions, thereby accumulating more stock without paying brokerage commissions.
Eligible Issue	Any securities eligible for the depository system according to the rules regarding securities transfer.
Equity	Common and/or preferred shares. Equity issue common and/or preferred shares representing an interest in the issuing company.
Escheatment	Return of property (for example land, bank balances, and insurance policies) to the state if abandoned or left by a person who died without making a will. If rightful owners or heirs later appear, they can claim the property.
Front Office	Refers to revenue-generating sales personnel in brokerage, insurance, or other financial services operation.
Group of Thirty	A private organization sponsored by central banks and major commercial and investment banks. The Group of 30 assembled an international task force that developed plans for faster, standardized clearance and settlement of domestic and international securities transactions. This has led to short settlement times in many markets.
Immobilization	Any circumstance where a customer does not receive a physical certificate upon purchase or is required to physically deliver a certificate upon sale. Evidence of customer ownership will be maintained on the books and records of a financial institution or corporate issuer. DRS, safekeeping (where a signed stock power is on file with the broker) and street-name are all examples of book-entry where securities are "in the system" and thus immobilized.
Interest	Periodic payments borrowers (issuers) make to lenders for the use of their money prior to maturity and principal repayment.
Investor	A person who buys or sells securities for his or her own account or the account of others.
Issuer	An entity that puts a financial asset in the market place
Legend	Notice putting a purchaser (or the entity holding the certificate for its beneficial owner) on notice that the securities have not been registered with the SEC and cannot be re-sold.
National Association of Investors Corporation (NAIC)	The National Association of Investors Corporation (NAIC) teaches individuals how to become successful strategic long-term investors. NAIC investors use fundamental analysis to study common stocks and mutual funds.
Nasdaq National Market Securities (NMS) or Nasdaq National Market (NNM)	The Nasdaq National Market consists of over 3,000 companies that have a national or international shareholder base, have applied for listing, meet stringent financial requirements and agree to specific corporate governance standards. To list initially, companies are required to have significant net tangible assets or operating income, a minimum public float of 500,000 shares, at least 400 shareholders, and a bid price of at least $5. The Nasdaq National Market operates from 9:30 A.M. to 4:00 P.M. EST, with extended trading in SelectNet from 8:00 A.M. to 9:30 A.M. EST and from 4:00 P.M. and 5:15 P.M. EST.
National Association of Securities Dealers (NASD)	The world's leading private-sector provider of financial regulatory services, NASD registers member firms, writes rules to govern their behavior, examines them for compliance and disciplines those that fail to comply. They provide education to industry professionals and investors and operate the largest securities dispute resolution forum – with arbitration and mediation programs –

	in the world.
Networking For Equities (NFE)	Networking for Equities is an electronic securities system that facilitates the conversion of certificated issues to book-entry positions for both restricted and non-restricted securities at the customer account level. It provides an automated link between a participant, issuer, transfer agent and DTC. It allows participants to electronically update and service their controlled client accounts. It automates the transfer and re-registration of restricted securities in a book-entry environment.
New York Stock Exchange (NYSE)	Located on Wall Street in New York City, the New York Stock Exchange (NYSE) is the oldest and largest stock exchange in the world. It generally tends to control policy due to its sheer size and is where most major U.S. blue chip companies trade. All companies listed on the NYSE are subject to the exchange's listed-company rules. Also known as the Big Board.
Non-Certificated	Securities maintained electronically within the depository, but where certificates are available upon request of the owner.
Participant	A member of the Depository Trust and Clearing Corporation. Members are generally broker/dealers, banks, investment managers, custodians, and clearance/settlement utilities.
Physical Certificate	A document that serves as evidence of the ownership of, and the obligations of the issuer of, a security or financial instrument.
Physical Securities	Securities where ownership is represented by paper certificates.
Profile Modification System (Profile)	The Profile Modification System (Profile) was implemented by DTC to electronically convey an investor's request to move from one form of securities ownership to another. Profile takes the place of the paper transaction advice for electronic movement of securities positions between street-name positions and direct registration book-entry positions. Profile includes most of the data fields listed on the paper transaction advice, including the investor's broker-dealer account number, investor's DRS account number at the issuer or its transfer agent and taxpayer identification number.
Profile Surety Program (PSP)	Profile Surety Program (PSP) for a surety bond to back the representations a party makes under the Profile screen-based indemnity, providing an additional layer of protection and mitigating any risk for industry members using DRS and Profile. Based on the concept of the medallion guarantee programs for paper based transactions, PSP is an electronic medallion program only available to DTC's participants and limited participants (transfer agents) participating in DRS and Profile.
Prospectus	The official document that, according to SEC regulations, must be provided by the issuer to potential purchasers of a new securities issue. It highlights the much longer Registration Statement filed with the Commission that gives information on the financial well being of the issuer and the specifics of the issue itself. Potential investors can consult this information before buying.
Proxy	A ballot by which stockholders can transmit their votes on corporate matters without needing to attend the actual shareholders meeting. A proxy could also state the stockholder's intention to transfer voting rights to someone else. A company's shareholders are commonly asked to vote on such matters as electing a board of directors, approving mergers and acquisitions, and sometimes on proposals that other stockholders have submitted to management. One share generally equals one vote.
Proxy Statement	Information given to stockholders in conjunction with the solicitation of proxies.
Restricted Securities	Securities not registered with the SEC by the issuer in accordance with the Securities Act of 1933.

Safekeeping	Circumstance where a physical certificate registered in a customer's name is held at a financial institution (bank or broker) on behalf of the customer. Any dividends or corporate communications would be forwarded directly to the customer by the corporate issuer. Such certificate cannot be transferred upon sale without a stock power signed by the registered owner.
Securities and Exchange Commission (SEC)	A federal agency that regulates the U.S. financial markets. The SEC also oversees the securities industry and promotes full disclosure in order to protect the investing public against malpractice in the securities markets.
Securities Industry Association (SIA)	The Securities Industry Association, established in 1972 through the merger of the Association of Stock Exchange Firms and the Investment Banker's Association, brings together the shared interests of nearly 600 securities firms to accomplish common goals. SIA member firms (including investment banks, broker-dealers, and mutual fund companies) are active in all U.S. and foreign markets and in all phases of corporate and public finance. According to the Bureau of Labor Statistics, the U.S. Securities industry employs 780,000 individuals. Industry personnel manage the accounts of nearly 93 million investors directly and indirectly through corporate, thrift, and pension plans. In 2003, the industry generated an estimated $209 billion in domestic revenue and $278 billion in global revenues. (More information about SIA is available on its home page: www.sia.com.)
Securities Information Center (SIC)	Since 1977, Securities Information Center (SIC) has been operating the Securities and Exchange Commission's Lost and Stolen Securities Program. This unique relationship, which combines government regulation with private enterprise, ensures efficiency of operation and total focus on the needs of all firms that deal with physical securities. SIC maintains a central database, which receives and processes reports and inquiries about missing and stolen securities. It was established by the SEC in 1977 to reduce trafficking in lost, stolen and counterfeit securities.
Securities Transfer Association (STA)	STA is a trade association for securities transfer processors. It is composed of bank, independent, and corporate transfer agents.
Security Transfer Agent Medallion Program (STAMP)	Facility whereby the endorser is guaranteed.
Self Regulatory Organization (SRO)	A national securities exchange, registered securities association, or registered clearing agency authorized by the Securities Exchange Act of 1934 to regulate the conduct and activities of its members, subject to oversight by a specified government regulatory agency.
Settlement	Completion of a transaction by the delivery and crediting to the appropriate securities ledger and funds accounts of securities and payment respectively.
Spin-offs	A company can create an independent company from an existing part of the company by selling or distributing new shares in the so-called spin-off.
Stock Dividend	The dividend may be additional shares of the issuing company, or in shares of another company (usually a subsidiary) held by the company. A dividend paid in securities rather than cash.
Stock Exchange	An organized marketplace for securities featured by the centralization of supply and demand for the transaction of orders by member brokers for institutional and individual investors.
Stock Market	Also called the equity market, the market for trading equities.

Straight-Through Processing (STP)	STP refers to the seamless integration of systems and processes to automate the trade process from end-to-end--trade execution, confirmation and settlement--without the need for manual intervention or the re-keying of data. Specifically, the STP scope for the industry is from Notice of Execution (NOE) through to settlement for institutional trading. For retail and corporate actions, the STP scope is broader. For individual firms, STP is also defined more broadly, and encompasses the streamlining of the operational infrastructure--front-, middle-, and back-office--of all industry participants (broker/dealers, investment managers, custodians, and clearance/settlement utilities). The SIA's goal is to achieve STP in the financial services industry for all participant types. While all products are included, the SIA's specific emphasis is on domestic equities, while The Bond Market Association's focus is on fixed income. STP is widely regarded as a necessary next step toward improving processing efficiency, reducing risk, increasing capacity, improving functionality and service, as well as gaining cost efficiencies in the securities industry. The SIA's STP committees each address a component of the trade processing lifecycle, and, therefore, identify different areas of focus, goals and objectives for their STP improvements.
Street-Name	Securities held in the name of a broker or another nominee (such as a financial institution or depository), instead of a customer. Since the securities are in the broker's custody, transfer of shares at time of sale does not require customer delivery. Dividends are paid to the registered broker or other financial institution for credit to the customer, and corporate communications received from the corporate issuer will be forwarded to the customer by the financial institution.
Trading	The process of buying and selling securities; can be conducted for a firm's account or for its customers. Trading is either conducted on an exchange or over the counter.
Transaction Advice	Notice of a trade's execution.
Transfer Agent	An agent who maintains records of stock and bond owners to cancel and issue certificates, and resolve problems arising from lost, destroyed, or stolen certificates.
Voluntary Corporate Action	A financial restructuring of a company that requires action from the shareholder to participate.
Voting Right	The common stockholders' right to vote their stock in the affairs of a company. Preferred stock usually has the right to vote when preferred dividends are in default for a specified period. The right to vote may be delegated by the stockholder to another person.
Withdrawal-by-Transfer (WT)	A transfer request by a DTC participant to transfer an investor's ownership from street holdings to being registered directly on the books of the issuer or its transfer agent. The asset can be held in certificate form or in a DRS statement, if the issue is DRS eligible.
Withdrawal-by-Transfer with DRS Statement of Holdings (WT-S)	A transfer resulting in the issuance of a DRS statement of holdings.
Withdrawal-by-Transfer with Physical Certificate (WT-C)	A transfer resulting in the issuance of a physical certificate.

APPENDIX 2 - OPEN ISSUES AND DEPENDENCIES

As discussed in the Guide, there are several open issues that need to be addressed in order to achieve Immobilization and Dematerialization of physical certificates.

- **Investor Education**: Investor education is a critical success factor. Investor education programs are needed to increase awareness and highlight the advantages of book-entry ownership over certificated shares.
- **Broker Education**: Efforts to increase the emphasis on DRS in the NASD Series licensing exams are being explored.
- **Lack of Clear Incentives for Issuers**: Clear incentives are needed to create a sense of urgency among issuers.
- **Lack of Motivation for Investor Change of Habits**: There is no motivation for investors to change to book-entry ownership and many won't until it is more "painful" to maintain the status quo of physical certificates than to change.
- **Changes in Broker Processing and DTC Practices**: Efforts to move more brokerage firms to DRS default processing and to move DTC to file rule changes that would result in DRS defaults on all DRS-eligible issues continue.
- **State Law Requiring Physical Certificates**: Continue lobbying state legislatures to change laws that require issuers to make physical certificates available to investors.
- **Lack of Central Governance**: There are currently no governing standards established in the marketplace for issuers. Discussions continue with the NYSE and Nasdaq to implement rule changes that will create incentives and/or requirements for issuers. Discussions continue with the SEC to develop regulatory initiatives to establish book-entry ownership as a standard.

[This page intentionally left blank]

APPENDIX 3 – SAMPLE DOCUMENTS

3.1 Sample Gift Card for Investors Gifting DRS Shares

3.2 Examples of By-Law Provisions for the Issuance of Book-Entry Shares by an Issuer

3.3 Sample DRS Disclosure Brochure with Sales Facility and DRS mail insert

3.4 Sample Presentation for DRS Eligibility

3.5 A Tale of Two Sisters: A Story Relating the Benefits of Street-Name Ownership

3.6 Frequently Asked Questions – SIA Toolkit at www.sia.com/stp/html/tool_kit.html

3.7 Client Letter and Statement Stuffer - SIA Toolkit at www.sia.com/stp/html/tool_kit.html

3.8 Client Survey with Street-Name and DRS Benefits

Appendix 3.1 – Sample Gift Card for Investors Gifting DRS Shares

[Company Logo]

Date: ____________

To: ______(recipient name)______________________________

You are being given _(#)__ shares of _(security name)_ common stock as a gift

from _____(name of giver)________________________________.

____
(Signature of Giver)

[Company name] is pleased to have you as an investor.
Information about the company is available at [web site address].

[Security name] is listed on [exchange name] under ticker symbol [XXX].
You will receive a statement of holdings from the company with your account number, share balance and other important information.
If you need to contact Investor Services, please call 1-800-XXX-XXXX.

Appendix 3.2 - Examples of By-Law Provisions for the Issuance of Book-Entry Shares by an Issuer

Example 1:
This issuer has explicit reference to uncertificated shares:
The shares of stock of the Corporation may be represented by certificates in such form as may be approved by the Board of Directors, which certificates shall be signed or signed by facsimile by the Chairman or President and Secretary or Treasurer and shall be sealed with the seal of the Corporation or a facsimile thereof. Notwithstanding the foregoing provisions regarding share certificates, officers of the Corporation may provide that some or all of any or all of classes or series of the Corporation's common or any preferred shares may be uncertificated shares.

Example 2:
This issuer has explicit reference to uncertificated shares:
The shares of the corporation shall be represented by certificates unless the board of directors shall by resolution provide that some or all of any class or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation. Notwithstanding the adoption of any resolution providing for uncertificated shares, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by, the chairman or vice chairman of the board of directors, or the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, representing the number of shares registered in certificate form.

Example 3:
This issuer chose to leave the decision to the board and uncertificated shares are not directly referenced:

Form and Execution of Certificates. The certificates of shares of the capital stock of the Company shall be in such form as shall be approved by the Board of Directors. The certificates shall be signed by the Chairman of the Board of Directors or the President, or a Vice President, and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. Each certificate of stock shall certify the number of shares owned by the shareholder in the Company.

Regulations. The Board of Directors from time to time may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares.

APPENDIX 3.3A - SAMPLE DRS DISCLOSURE BROCHURE WITH SALES FACILITY

DIRECT REGISTRATION – THE NEW STANDARD IN STOCK OWNERSHIP

The Direct Registration System (DRS) is a service within the securities industry that allows your shares in a company to be held in your name and tracked electronically. You retain full ownership of your shares, without having to hold a stock certificate. Similar to keeping money in a bank, you will have an account number and receive statements that detail your account activity and your share balance. This paperless form of stock ownership is commonly referred to as "book-entry" because your shares are accounted for on the company's books or records. [Transfer Agent] is the record-keeping transfer agent responsible for maintaining your shares.

Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form. You will receive all corporate communications, dividends, annual reports and proxy material directly from the company. Plus, by keeping your shares in book-entry, you don't have to worry about protecting your stock certificates from loss, theft, or destruction. Book-entry ownership also allows for convenient electronic share transactions, such as ownership transfers, sales, and moving shares to or from a broker.

Since being introduced in 1996, book-entry ownership through the DRS has become the industry standard. It is aligned with the strategic direction of the U.S. securities industry and has been approved by the Securities and Exchange Commission and the stock exchanges. Book-entry ownership provides for more streamlined processing within the securities industry, and reduces the overall cost. Not all publicly traded companies currently offer Direct Registration to their shareholders.

FREQUENTLY ASKED QUESTIONS

CAN I ACCESS MY ACCOUNT VIA THE INTERNET?

Yes, you can access your account and request transactions via the Internet. To access your account online go to www.xxxxx.com and click on Account Access and enter the following:

- Issue and Account Numbers as they appear on your statement,
- U.S. Social Security Number or U.S. Tax ID Number (if applicable), and the password.

If your initial password is not printed on your statement, you can request and/or obtain a password online, click on the password assistance link and follow the step-by-step instructions. If you have an account without a U.S. Social Security Number, you can still access your account, but may not be able to conduct certain transactions online.

CAN I SELL MY BOOK-ENTRY SHARES THROUGH [TRANSFER AGENT]?

Yes, you can request the sale of all or a portion of your book-entry shares through [Transfer Agent] by accessing your account online at www.xxxxx.com and following the instructions as noted before. You may also request a sale by calling [Transfer Agent] at 1-800-xxx-xxxx using a touch-tone telephone and selecting the option "to sell shares" or by sending a written request. **A service fee of $x plus a processing fee, currently at $x.xx per each whole share and fraction sold will be charged for each sale.** The processing fee includes any applicable brokerage commissions [Transfer Agent] is required to pay. The fees will be deducted from the sale proceeds and a check for the net proceeds will be mailed to you. Sales orders will be processed in accordance with the "Terms and Conditions" described on the following page. Sales online are also subject to [Transfer Agent] Internet "Account Access" terms of service. Any account with an uncertified U.S. Social Security Number or U.S. Taxpayer Identification Number will be subject to backup withholding.

DOES HOLDING SHARES IN BOOK-ENTRY HAVE AN EFFECT ON MY DIVIDENDS?

No. Your dividends will not be affected by holding shares in book-entry form, whether your account is set-up for dividends to be reinvested or paid to you by check or by direct deposit.

When will I receive statements?

You will receive a statement or confirmation detailing any activity affecting your book-entry shares shortly after a transaction has taken place. You may also receive statements at other points in time. Plus, you can contact [Transfer Agent] customer service and request a statement. It is important to keep your statements for tax purposes. *And remember, you can also view your account balance and account activity at any time online at* www.xxxxx.com; *follow the instructions as noted before.*

Can I convert my certificate shares into book-entry shares?

Yes, you can convert your shares held in certificate form into book-entry shares by mailing your certificates to [Transfer Agent] together with a letter of instruction. *The certificates should not be endorsed.* By depositing your shares in book-entry, you will eliminate the risk of loss or theft of your certificates.

Certificates should be sent to [Transfer Agent] at the address below by registered mail with return receipt requested and insured for 2% of the market value, with a minimum of $xx.xx. This amount represents the replacement cost that will be charged to you if your certificates are lost in transit to [Transfer Agent]. Send your certificates to [Transfer Agent Name and Address].

How do I transfer my book-entry shares?

The requirements for transferring ownership of book-entry shares are the same as for certificate shares. In order to complete a transfer, you must submit written instructions and proper documentation, along with a Medallion Guarantee. For more information, or to request a Transfer of Ownership Form, please go to www.xxxxx.com and follow the instructions as noted before, or call [Transfer Agent] customer service at the number appearing on your statement.

Is it possible to move shares from my broker to a book-entry account at [Transfer Agent]?

Yes. Your broker can move shares electronically from your brokerage account to either a new or an existing account at [Transfer Agent]. Please contact your broker for more information.

Can I get a certificate for my shares?

Yes, you can request a certificate for all or a portion of your whole shares by accessing your account via the Internet at www.xxxxx.com and following the instructions as noted before. You may also request a certificate by calling [Transfer Agent] at 1-800-xxx-xxxx using a touch-tone telephone and selecting the option "to issue shares" or by sending a written request to [Transfer Agent]. Please allow seven to ten business days for the certificate to be printed and delivered by first class mail. If you choose to have a stock certificate issued for all of your book-entry shares, any fractional share you may own at that time will be sold and you will receive a check for the sale proceeds of that fractional share less any applicable fees as noted before. [Transfer Agent] recommends that your certificates be placed in a safety deposit box in a secure financial institution. If the certificates are accidentally lost, there is a surety bond fee of 2% of the current market value as of the time the shares are reported lost, or a minimum $xx.xx flat fee, for shares with market value under $1,000. If you are planning to sell your shares, [Transfer Agent] offers the sales facility as noted before.

How do I deliver my book-entry shares to my broker?

Your book-entry shares can be moved to your brokerage account electronically through the DRS. If your broker does not participate in the DRS, you will have to request physical certificates, and then deliver the physical certificates to your broker. If your broker does participate in the DRS, you will need to supply your broker with specific information about your book-entry account at [Transfer Agent] in order for your broker to move your shares. The information you will need is printed on your statement. Please contact your broker for more information.

Can I still sell shares through my broker?

Yes, you can still sell shares through your broker. First, your shares must be delivered to your broker. Please read the instructions immediately above to move shares to your broker.

Whom should I contact if I have additional questions?

If you have any additional questions on your book-entry shares or require other assistance, please call [Transfer Agent] at the number appearing on your statement. You may also contact us via the Internet at www.xxxxx.com and follow instructions as before.

Sales Order Processing through [Transfer Agent]

Terms and Conditions

1. The Company has authorized [Transfer Agent] to act as an independent sales order service agent for shareholders pursuant to these Terms and Conditions.
2. [Transfer Agent], in accordance with your authorization, will sell all or a portion of the whole and fractional shares of stock credited to your book-entry account at any time, upon request. The authorization to sell includes an authorization to transfer your shares as necessary to complete the sale, including transferring shares to a nominee account of [Transfer Agent] and to [Transfer Agent] broker. You can request a sale by accessing your account via the Internet at www.xxxxx.com, by calling [Transfer Agent] at 1-800-xxx-xxxx, or in writing. For security reasons your telephone transactions will be recorded.
3. If you would like to sell your shares via the Internet or by telephone, you should note that [Transfer Agent] limits such sales to an anticipated market value of no more than $100,000. This limitation is set to protect your account against unauthorized sales. If you wish to sell your shares that have an anticipated market value of more than $100,000, you are expected to submit your request in written form. In addition, any sale request within thirty (30) days of an address change to your account is expected to be submitted in written form. [Transfer Agent] may, for any reason at its sole discretion and at any time, refuse to execute a transaction request submitted by telephone or Internet and in its place require written submission of such request.
4. In making a request to sell by telephone, you agree to the terms and conditions of the Direct Registration System (DRS) and agree that the authorization to sell constitutes an authorization to transfer the shares as necessary to complete the sale, including transferring shares to a nominee account of [Transfer Agent] and to [Transfer Agent] broker. By making a request to sell by telephone, you further agree that your phone call request constitutes an effective and binding instruction on which [Transfer Agent] may rely. Sales requests made via the Internet are subject to the terms of [Transfer Agent] Internet "Account Access" agreement.
5. All shares that are subject to sales requests will be sold within five trading days from the date the request was received. [Transfer Agent] will mail the proceeds of the sale directly to you, less all applicable sales order service fees and processing fees. The processing fees include any applicable brokerage commissions [Transfer Agent] is required to pay. Sales requests received by 1:00 p.m., Eastern Time, on any trading day will be treated as received on that day. Sales requests received after 1:00 p.m., Eastern Time, will be treated as received on the next trading day. Sales requests received on a non-trading day will be deemed to have been received on the next trading day.
6. To maximize cost savings, [Transfer Agent] will make every effort to sell orders in round lot transactions. For this purpose, it may combine one selling shareholder's order with those of others. [Transfer Agent] broker may be required by market conditions to execute more than one transaction in filling a given aggregate order for [Transfer Agent], and those trades may occur at different prices. In every case, the price to each selling shareholder will be the weighted average sales price, net of fees, obtained by [Transfer Agent] broker for each aggregate order placed by [Transfer Agent].
7. [Transfer Agent] will instruct its broker, which may be an affiliate of [Transfer Agent], to effect sales on any securities exchange where the Company's shares are traded, in the over-the-counter market, or by negotiated transactions, subject to such terms with respect to price, delivery, etc., as [Transfer Agent] may agree. Shareholders may not direct the time or price at which shares may be sold, or select the broker or dealer through whom sales are to be made.
8. For processing all sales instructions submitted by a shareholder, [Transfer Agent] will receive compensation according to its current fee schedule. The current sales order fee consists of a service fee of $xx.00 per transaction and a processing fee of $x.xx per each whole share and fraction sold, which includes any applicable brokerage commissions [Transfer Agent] is required to pay. The fees will be deducted from the proceeds of the sale. Fees are subject to change at any time and any shareholder considering a sale should inquire about the applicable fees before requesting a sale. Any account with an uncertified U.S. Social Security Number or U.S. Taxpayer Identification Number will be subject to backup withholding.
9. The Tax Equity and Fiscal Responsibility Act of 1982 impose certain reporting obligations on brokers and other intermediaries. As a result, [Transfer Agent] is required to report to the Internal Revenue Service and you any sale of shares made on your behalf.
10. The sale of shares through [Transfer Agent] is not available to any shareholder who is considered an "affiliate" of the Company as that term is used in Rule 144 under the Securities Act of 1933.

11. No order by you to sell shares recently acquired will be accepted until [Transfer Agent] has definitively posted the shares to your book-entry account.
12. Neither [Transfer Agent] nor the Company shall be liable in connection with [Transfer Agent] sales order processing through DRS for any act done in good faith or for any good faith omission to act including, without limitation, any claims for liability 1) arising out of processing an order subsequent to a shareholder's death but prior to receipt of written notice of death from an appropriate fiduciary, and 2) with respect to the prices or times at which shares are sold for your account. [Transfer Agent] will have no responsibility for the market value of shares in my book-entry account, and no liability for failed executions due to reasons beyond [Transfer Agent] control. [Transfer Agent] shall not be liable for any loss or damage resulting from its inability to comply with these Terms and Conditions by reason of events beyond its reasonable control, including acts of war, terrorism, riots, civil emergencies, acts of God or nature, local or regional electrical or communications system breakdowns, or acts of civil or military authority. You agree to indemnify and hold harmless [Transfer Agent] and its service providers from and against any loss or liability [Transfer Agent] incurs (and all expenses reasonably incurred in defending against claims arising out of such losses or liabilities) for actions [Transfer Agent] and its service providers take or omit in respect of your account (other than actions and omissions constituting willful misconduct or gross negligence of [Transfer Agent] or its service providers). *Neither* [Transfer Agent] *nor the Company recommends any transaction. Decisions to sell shares are entirely under your control and subject to your own research and judgment.*
13. The laws of the State of [State] govern sales order processing by [Transfer Agent] through the DRS.
14. [Transfer Agent] reserves the right to amend or modify the provisions of this agreement for Sales Order Processing at any time by mailing a copy of such amendment or modification (that may be included with other Company mailings to you) to all shareholders in the DRS.

APPENDIX 3.3B - SAMPLE DRS MAIL INSERT – 2-SIDED FAQ

(Front)

Direct Registration for Shareholders: a Smart Alternative to Physical Certificates

As a [Company] shareholder you can choose how to own your shares: direct registration form or certificate form. We recommend the convenience and safety of direct registration ownership.

What is direct registration ownership?
The direct registration form of ownership allows shares to be issued, transferred and sold without requiring the issuance of a physical stock certificate. Direct registration is approved and supported by the Securities & Exchange Commission (SEC), the New York Stock Exchange.

WHAT ARE THE ADVANTAGES OF DIRECT REGISTRATION?

Direct registration eliminates the need for shareholders to keep track of and safeguard physical certificates. Shares held in direct registration form can be electronically transferred or sold without having to deliver a physical certificate. Direct registration shares cannot be lost thus avoiding the significant cost and effort involved in replacing lost certificates.

Are there any costs for direct registration?
No. Shareholders are not charged any fees to own their shares in direct registration.

How will I know how many shares I own?
You will receive an account advice anytime there is activity in your account. This advice is your evidence of ownership of the shares instead of a physical certificate. It is similar to your bank statement – your cash is safeguarded at the bank and your statement indicates your cash transactions and balance.

If I own shares in direct registration form, can I request a certificate? Is there any cost?
You can request a certificate by contacting shareholder services. There is no cost to you for the issuance of a certificate.

What should I do if I want my certificates to be in direct registration form?
Mail your unsigned certificates, with a note instructing us to put your shares in direct registration form to:
[Company]/Transfer Agent Name
Address
City, State Zip
Send your certificates via registered mail, insured for 2% of the market value. You will receive a statement when the transaction has been completed.

(Back)

Direct Registration for Shareholders: a Smart Alternative to Physical Certificates

If I have certificates and have shares in direct registration can I combine them?
Yes. Follow the instructions for moving your shares in certificate form to direct registration form and reference your direct registration account number in your instruction note. The shares in certificate form will be added to your direct registration account balance and you will receive an advice when the transaction is completed.

How do I move my direct registration shares between my brokerage account and my [Company] account?
Instruct your broker to initiate the share movement. You must provide your broker with the required information: your [Company] account registration (full name and address as printed on your statement), your tax identification number, [Company]'s common stock CUSIP number [CUSIP #] and the number of shares you want to move. Your most recent account statement will contain most of this information and may be required by your broker. You will receive an advice from us when the transaction is completed.

How do I know my shares are safe?
Direct registration shares are processed through the Direct Registration System (DRS) which is operated by the Depository Trust [Company], a member of the U.S. Federal Reserve System and a clearing agency registered with the SEC. DRS allows for the electronic transfer of shares between authorized issuers and broker-dealers. If you instruct your broker to move shares between your direct registration account and your brokerage account, the transaction is processed through a feature of DRS called Profile. Each Profile transaction is guaranteed by a surety bond in an amount up to $3 million.

How many companies offer direct registration ownership?
At present, more than 850 companies are authorized to offer direct registration ownership to their stockholders. Over 37 million shareholders own securities in direct registration form.

[Company] Logo/Name
Shareholder Services Address
Phone Number
Email/Website

APPENDIX 3.4 - SAMPLE PRESENTATION FOR DRS ELIGIBILITY

PROPOSAL FOR UNCERTIFICATED OWNERSHIP OF REGISTERED SHARES THROUGH THE DIRECT REGISTRATION SYSTEM (DRS)

Background

- DRS – a book-entry alternative to physical certificates has been available since 1996 and is very efficient.
- DRS has received rapid acceptance. Investor requests for certificates after a transaction (spin-off, stock split, etc.) in which book-entry shares were distributed in DRS are down from 30% in 1999 to 6% in 2003.

Eligibility

- Based on the requirement of the Depository Trust Company, we meet the requirements for our stock to become DRS-eligible.
- [The laws of the state of New York do not require that certificates be issued to shareholders on request.]
- [The laws of the state of Delaware require that certificates be issued to shareholders on request and we will comply with the law.]

Benefits to The Company and Shareholders – Processing of paper certificates is inefficient and expensive for the company and its shareholders.

- **Efficiency** - DRS provides safe, efficient transaction processing of purchases, sales, transfers, changes in ownership (gifting, address changes)
  - All certificated transactions are done via US Mail and require insurance
- **Costs**
  - Replacement of lost certificates costs shareholders 2% to 3% of the face value of the stock normally with a minimum charge for surety coverage.
  - The company spends $XXX annually on certificate issuance (processing changes, printing, mailing, insurance, destruction)
  - Issuing certificates (upon request) after a corporate action would cost $XXX plus the ongoing annual costs mentioned above.
  - Transaction costs for any future corporate action could be five to six times ($XXX) more for certificated accounts than for book-entry/DRS accounts due to the processing requirements.
  - Expect future transfer agent contracts would reflect savings if more or all accounts are book-entry.
  - Fees for lost certificate reporting and processing will be reduced.

Reactions

- Some shareholders may have some concerns and complaints; however, with certificates available upon request, these should be minimal.
- DRS has the support of the stock exchange, SEC, our transfer agent, the broker community and other securities agencies that are involved in processing both DRS and certificated accounts.

Communications Plan

- **Outbound communications to shareholders:**
  - Will receive an explanation of DRS and its benefits with their first DRS statement of holdings.
  - We explain that each registered shareholder will receive a statement indicating the number of shares of common stock they own.
  - No mention is made about requesting stock certificates. If a shareholder calls to request a certificate their request will be fulfilled.
- Phone Reps will be trained to answer questions and explain the benefits of DRS to shareholders who call.

Recommendation:
Allow for uncertificated shares of stock and implement DRS-eligibility for the company.

Action Required by the Board:
Approval of the resolution to amend the By-Laws

APPENDIX 3.5 - A TALE OF TWO SISTERS: A STORY RELATING THE BENEFITS OF STREET-NAME OWNERSHIP

In 1990, Roger Rep opened accounts for Winnie and Louise, unmarried sisters who did everything together. Their dear father left them each a nice sum of money. They decided to invest in an identical, diversified portfolio of ten securities. Roger recommended that their securities be held in street-name. Winnie liked the idea of not holding certificates, consolidated bookkeeping and simplified tax reporting. Louise was skeptical and insisted on having physical certificates. Louise received all but one certificate in a few weeks, and did not believe Roger when he explained that the transfer agent was temporarily out of certificate paper. She was convinced that it was Roger's fault, vowing to never speak with him again.

The zero-coupon bond that the sisters bought was designed to pay interest at maturity rather than during the life of the bond. Because interest rates were falling, the issuer called the bond in 1991 at its current value. Winnie decided to add the proceeds to the mutual fund in her account. Louise would not take Roger's call about the bond and didn't read about it in the Wall St. Journal.

The sisters got into an argument and Louise abruptly moved out of town. She eventually got her address changed, so she would continue receiving her income checks. In 1993, one of the companies declared its first quarterly dividend. Since Louise only notified the companies that paid income about her change of address, the company sent her dividend checks to her old address and they were returned by the post office. Louise never learned that escheatment laws required that the stock (or liquidation value) and the un-cashed dividends be sent to the state after a certain number of years.

In 1995, Louise realized that one of her certificates was lost during the move. After corresponding with the transfer agent, she learned that it would cost $600 to replace a certificate worth $20,000.

In 1997, the conversion deadline arrived for the convertible bond in the sisters' portfolios. Roger received a wire from the home office, reminding him that the deadline was approaching. Winnie was thrilled to learn about her profit from converting. Louise did not understand the whole conversion thing, and was content in receiving the six percent return on her bond.

In 1999, a company in their portfolios announced a stock split. While the split shares were added to Winnie's account, Louise did not quite understand the notice explaining that her split shares were issued in new type of non-certificated "book entry" ownership, called Direct Registration System or DRS.

Sadly, Winnie and Louise passed away, on the same day in 2000. After the funeral, Harriet, their sole surviving heir, started examining the sisters' records. Winnie had three-ring binders with all of her brokerage statements and tax forms for the past ten years. In addition to certificates, Louise had ten years worth of check stubs, deposit tickets and 1099 forms. Harriet noticed that over time, Louise's records became less organized. Harriet met with Winnie's broker about clearing the securities. He explained that for Winnie's account, a death certificate, Letter of Authorization, and probate letter were needed for the securities to be sold or moved into Harriet's account within a day or so of receiving the documents. Harriet was shocked to learn that 44 documents were needed for Louise's ten securities, and four to six weeks was a good estimate of the turnaround time.

They knew that the proceeds from the 1991 bond call would include no additional interest. Winnie's reinvestment of the bond call proceeds accounted for her having more mutual fund shares than Louise. It took quite a while to locate and recover Louise's money that was escheated to the state. As it turned out, the stock of the company that was liquidated became Winnie's most valuable asset.

Roger contemplated this ten-year history, and the contrast of the two sisters' experiences. He felt bad about all of Louise's missed opportunities. He also thought about all the individual 1099s that Louise received, the dividend and interest checks that she collected and took to the bank, and finally all the paperwork that was needed to close her estate. Roger learned an important lesson about the benefits of holding securities in firm name. Unfortunately, it was too late for Louise. In the end, Winnie's portfolio was worth $231,000 and Louise's $135,000.

APPENDIX 3.6 – FREQUENTLY ASKED QUESTIONS – SIA TOOLKIT

1. What is "book-entry" ownership?

It means your ownership of a security is recorded and maintained as a series of accounting entries on the books of the company or entity whose security you purchased, and/or that company's transfer agent, and/or your broker/dealer (if you purchased through a broker). Many kinds of securities are available ONLY as book-entry, including most mutual funds, and U.S. Government issues such as Treasury bonds, bills and notes.

Two common forms of book-entry ownership are "street-name registration" and the "Direct Registration System (DRS)."

2. How do I sell my shares if I have book-entry ownership?

If you have street-name registration at a broker/dealer, you contact your broker, who handles the rest. Or, if you registered your shares in the Direct Registration System, you call the company, its designated transfer agent, or your broker.

A transfer agent is appointed by the issuing company to maintain records of stock and bond owners, to cancel and issue certificates, and to resolve problems arising from lost or destroyed certificates.

3. What does "certificated ownership" mean?

It means you have physical possession of a numbered, printed stock certificate for a certain number of shares, and that certificate is the proof of your investment. The company whose stock it is and/or that company's designated transfer agent also has your name and address on file.

The company or the transfer agent will send you copies of any annual reports and other shareholder communications. If dividends are paid, the company or the transfer agent will send them to you.

If you move, you must notify the company or its agent so they can update their records with your new address. If your certificate is lost, misplaced, stolen or damaged, you must post a surety bond, usually about two percent of the certificate's value. You must then follow a procedure to instruct the company to cancel the lost certificate and issue a replacement.

4. If I have a certificate, how do I sell?

In general, the procedure is: you sign and date the back of the certificate, to make it negotiable, and have your signature guaranteed.

The party handling the transaction, such as a broker-dealer or bank, will signature-guarantee your endorsement and send the certificate back to the company, or to its designated transfer agent. They will update their files to show that you sold, and to record the purchaser's name and address. Your old certificate will be cancelled. A new certificate will be printed, with the purchaser's name, and sent to him or her.

If you have a certificate for 100 shares and only want to sell 50 shares, then the company or its designated transfer agent will cancel the 100-share certificate and issue two new certificates for 50 shares each. One will have your name and the other will have the purchaser's name.

5. What does it mean to register securities "in street-name"?

Street-name registration is a popular form of book-entry ownership. It means your ownership is recorded in your broker-dealer's name on the books of the issuing company or its designated transfer agent, and in your name on the books of the broker-dealer. The issuing company does not know your name or address, or that you purchased shares of their stock. No paper certificate is ever issued; instead, a series of accounting entries proved that those shares belong to you.

You receive a trade confirmation from your broker-dealer with all the details of your purchase, and regular account statements showing the security's market value, any stock splits or dividends paid, and all other activity related to your investment. If the company produces shareholder materials such as proxies, annual reports, or notices of corporate actions, your broker-dealer will automatically send them to you. If your broker-dealer offers dividend reinvestment, you can instruct that additional shares be automatically purchased for you when dividends are paid.

6. What are the benefits of using street-name registration?

The chief benefits are safety, ease of transacting sales, a consolidated statement of holdings and transactions, tax summary, and simplification of paperwork. You do not have to worry about a certificate getting lost, stolen or damaged at home or in the mail, and filing a claim to replace it. Approximately 400,000 certificates are reported lost or stolen in this country every year; with an average value of $12,500 each. This costs shareholders roughly $100 million in surety bonds, which would not be needed if the securities had been held in street-name registration.

7. How do I sell a security registered in street-name?

You can sell securities held in street-name by contacting your broker. However, if you hold a paper certificate instead, some broker-dealers may require you to turn in the certificate and make it negotiable before you can sell. This could result in a lost opportunity.

8. What other book-entry registration choices do I have?

You can use the Direct Registration System, which is another form of book-entry ownership, if the company whose shares you want to buy participates in DRS. DRS is a computer system that lets you register your ownership of securities in your own name on the books of the issuing company or the transfer agent, as opposed to being registered with your broker-dealer.

Brokers, customers, companies that issue stock, and their designated transfer agents are linked through DRS. It provides for electronic direct registration of eligible securities in your name on the books of the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically.

The issuer or transfer agent will send you a statement of ownership, as well as annual account statements. If you hold your securities in DRS, you will receive individual statements for each security. The issuer or transfer agent will also provide you with dividend checks (if dividends are paid), with annual reports, and with any other shareholder communications from the company.

You can find more information about DRS in the investor relations sections of the Web sites of the issuing companies that participate in DRS. Two other web sites – dripcentral.com and netstockdirect.com – are also useful.

9. What are the advantages and disadvantages of physical certificates?

The majority of people who hold physical certificates get a sense of security from having possession of the certificate. However, both forms of book-entry registration provide the investor with receipts showing proof of ownership.

There are several disadvantages. If you hold a certificate, you alone are responsible for keeping it safe. If anything happens to it, you must spend time and money to replace it. You alone are responsible for delivering the certificate to the company or its designated transfer agent if there is a corporate action, such as a merger or acquisition. If you move and fail to notify the company or the transfer agent, they may not know how to reach you or where to send dividends.

10. Must all companies issue physical certificates?

Only six of the 50 U.S. states require publicly held businesses incorporated in those states to give physical certificates to shareholders who request them. All other states do not require physical certificates to be issued.

Most U.S. Government securities, mutual funds, and municipal bonds are not issued in certificate form, even if an investor wants a certificate. Banks no longer provide passbooks for savings accounts.

Companies listed on the New York Stock Exchange can now issue stock without providing investors with paper certificates.

11. Do investors realize any cost savings by switching to book-entry registration?

Replacing lost, stolen, and damaged certificates is expensive. A surety bond must be posted before the certificate can be replaced. Registering your securities in street-name or using the Direct Registration System costs nothing. It can save you the expenses of a safety deposit box or home safe, any fees your broker/dealer or the issuing firm may charge for issuing and mailing you a physical certificate.

12. Some investors keep certificates because they believe it will be difficult to transfer the underlying assets if they change brokers. Should I be concerned?

No, because New York Stock Exchange and NASD rules govern the timeframes for account transfers, regardless of whether the securities are book-entry or certificated.

Also, the Automated Customer Account Transfer System, an automated standardized procedure, enables assets in a customer's account to be transferred from one participant to another quickly and efficiently.

13. How do I switch my investments to street-name?

Contact your broker/dealer to request that they initiate the process of transferring your holdings to street-name. Making the switch is usually easy and quick.

14. If my securities are in street-name and the broker/dealer goes out of business, what happens?

While most firms either merge or transfer their customer accounts before they become insolvent, there is a safeguard. The Securities Investor Protection Corporation (SIPC), a nonprofit corporation created by Congress in 1970, covers customer losses in the unlikely event a firm becomes insolvent, but not due to market fluctuations. Individual accounts are protected up to $500,000, of which up to $100,000 may be in cash, however, some firms have purchased additional protection for their investors. For further information on SIPC and the protection it offers, go to www.sipc.org.

15. What about tax reporting if I hold my securities in street-name?

At the end of the year, your broker-dealer will provide you with a consolidated report that includes the information you need to prepare your tax returns.

16. Where can I get information about investing and stock ownership?

The Securities Industry Association (SIA), 120 Broadway Floor 35, New York NY 10271. Web site: www.siainvestor.org.

The Office of Investor Education and Assistance at the U.S. Securities and Exchange Commission (SEC), 450 5th Street NW, Washington, DC 20549. Telephone: 1-800-732-0330. Web site: www.SEC.gov.

APPENDIX 3.7 -- CLIENT LETTER FROM SIA TOOLKIT

Tool:	Client Letter
Intended Audience:	Retail Clients of SIA Member-Firms With Transfer and Ship Accounts

Dear Client:

Our records show that you may have paper stock certificates in your possession. We are writing to remind you that there are safe, more convenient forms of ownership than holding stock certificates.

Since the 1970's, the financial services industry has used increasingly sophisticated book-entry computer systems to handle millions of securities transactions daily – swiftly and effortlessly, with maximum safety. When you use the book entry system, there is no longer any need for you to make trips to a safety deposit box, or to run the risk or expenses of having paper certificates get lost, misplaced, stolen or damaged at home or in the mail.

Virtually all of our individual clients already use book entry instead of paper certificates. The most popular form of book entry is called "street name registration." This means our clients' securities are registered in our firm's name on the books of the issuing company, and in the clients' own names on our books. We send these clients regular and timely account statements listing their investments, their market values, and any dividends paid. We also send the clients any annual reports, proxies, and other material that issuers produce for their shareholders. The client is kept informed of what's happening in the market, such as a merger or a stock split. The issuing companies send the dividends to us, and we credit them to our clients' accounts on payable date.

Another form of book-entry is called the Direct Registration System. If the company whose shares you hold, or want to buy, participate in DRS, you can use this system to register your shares in your own name directly on the books of the issuing company or a company designated by the issuer to handle theses transactions, called a transfer agent. You receive regular statements from the company (or the transfer agent) showing your holdings.

Both DRS and street-name registration allow us to serve you more efficiently than if you hold a paper certificate. Your account executive can sell your shares within minutes of receiving your phone call or electronic instruction. The proceeds of any sale will be in your account on settlement date, because you will not have to take time to forward your certificate to your broker and make it negotiable.

It is estimated the eliminating physical securities certificates could save investors and the industry more than $250 million annually in processing costs. These savings will translate into lower fees that are passed on to you and our other clients.

Your financial adviser will be glad to explain how easily you can switch to DRS or to street name registration and how you will benefit. Please call us and we will be happy to discuss it with you.

(end of client letter)

APPENDIX 3.8 – STATEMENT STUFFER FROM SIA TOOLKIT

Holding on to physical certificates is as out of date as dialing from a rotary dial telephone...

Maintaining possession of your stock certificates has always been risky. Replacing lost, stolen or destroyed certificates is complicated and costly. And then there's the inconvenience of having to deliver them to your broker/dealer when you want to sell a security.

If you have possession of stock certificates, talk to your investment professional about the advantages of registering them in "street name." Owners of securities registered in "street name" receive all the information and have the same rights as any other shareholders. You can also register you shares directly with the issuing company using a facility called the Direct Registration System.

Either way, you'll have all the advantages of share ownership without the headaches of dealing with a certificate. Wall Street continues to move into the 21st Century... it's time you do too.

APPENDIX 3.9 - CLIENT SURVEY WITH STREET-NAME AND DRS BENEFITS

Date

Address 1
Address 2
Address 3
Address 4

Dear Valued Customer:

At [Firm Name], our only mission is to serve the needs of our individual investors. We greatly appreciate the business of each and every customer, and try to deserve it by providing high quality investments and exceptional personal service.

[Firm Name] has long recommended our clients hold securities in street- name to optimize safety, convenience, and our ability to provide outstanding customer service. When you request a certificate, we are concerned because it diminishes our ability to deliver these advantages, yet it costs us more to do it.

Because you have recently requested a certificate, we are asking for your help. We respectfully request you share with us why you requested the certificate so that we may be able to better serve your needs in the future. Simply return this survey in the enclosed postpaid envelope.

There are a number of services available through the [Firm Name Account or Service] that address the above issues. If you still prefer that your ownership be reflected directly on the records of the issuer, please be aware that there is a book-entry alternative that will give you the direct registration ownership you want without the risks, costs and delays associated with holding a physical certificate.

Please contact your Investment Representative to discuss how these services can benefit you.
It has been a pleasure to serve you and welcome the opportunity to do so in the future.

Thank you very much!

Signed

[Survey continued on next page.]

SURVEY FOR CLIENTS REQUESTING A PHYSICAL CERTIFICATE
(Please check one)

______ I am uncomfortable with [Firm Name] holding my investments.

______ I plan to participate in a Direct Registration Plan or Reinvestment Plan.

______ I plan to use the certificate to collateralize a loan.

______ I would like the flexibility of being able to sell the shares immediately at the brokerage firm of my choice.

______ I made a gift of the shares.

______ I like to receive correspondence directly from the company or its agent.

______ Other. Please explain:____

Comments or specific events you feel are important.

APPENDIX 4 - RESOURCE MATERIAL

4.1 DTC Listing of DRS Eligible Securities – June 25, 2004

4.2 SIA Physical Securities Cost Analysis – March 2003

4.3 Sample DTC Important Notice of DRS Eligibility

APPENDIX 4.1 - DTC LISTING OF DRS ISSUES – 6/25/2004

(#=MULTIPLE CUSIPS) -- PAGE 1

ABN Amro Holdings
ADC Telecommunications
AFLAC
AMB Property Corp.
AMR Corporation
AMX Corp.
AOL Time Warner Inc.
ASML Holding NV
AT&T Corp. new
AT&T Wireless Common
Abercrombie & Fitch
Acuity Brands Inc.
Ace Limited
ADA-ES Inc.
Adecco SA
Adobe Systems
Advanced Fibre Comm.
Advanced Neuromodulation Systems
Advantest Corporation
Advanced Medical
Aetna
Agere Systems #
Agilent Technologies, Inc.
Air France ADR #
Air Products
AB Electrolux
Akzo Nobel N.V.
Alcoa Inc. (common)
Alcoa Inc. (Pfd)
Allegheny Energy, Inc.
Allergan, Inc.
Allianz AG
Allied Defense Group
Allied Domecq
Allmerica Financial
Allstate Corporation
Alternative Technology
Altria (Phillip Morris)
Amcore Financial
American Electric Power
American Express
American Management Systems Inc.
American National Insurance
American Standard Company
American West Bancorp
Amerus
Amreit Inc.
Analytical Surveys Inc.
Andrew Corporation
Ansell Limited
Anthem Inc.
Aon Corporation
Apache Corp.
Apple Computer
Aquila Inc. (formerly Utilicorp)
Arbitron Corporation
Arch Chemicals Inc.
Arch Coal, Inc. #
ArvinMeritor, Inc
Ascential Software Corp.
Ask Jeeves, Inc.
Aspen Insurance
Assured Guaranty
Astra Zeneca PLC
Atmos Energy
Autodesk, Inc.
Autoliv, Inc.
Autonation
Avaya, Inc.
Avatech Solutions
Avery Dennison Corp
Avon Products Inc.
AXA
BAE Systems Plc
BG Group plc.
BHP Billiton plc.
BJ's Wholesale Club, Inc.
BOC Group
BP plc
BNP Paribas
BT Group plc.
Baker Hughs
Ballantyne of Omaha
Baltimore Tech
Banco de Chile
Banco Santander
Bank of America
Bank of New York
Bank One Corporation
Banner Corp.
Barbeques Galore LTD
Barclays Bank #
Barr Laboratories
Bay View Capital Corp
Bayerische Hypo-und
Becton, Dickinson and Co.
Bell South
Bemis Co Inc.
Berry Petroleum Co.
Best Buy
Biogen IDEC, Inc.
Bioveris Corp.
Black Hills Corp.
Black Rock Inc.
Blue Nile Inc.
Boeing Company
Borg Warner
Bristol-Myers Squibb
British Airways
British Energy
Brookfield Homes Corp
Brookstone, Inc.
Bunge Limited
Burlington Northern Santa Fe
CCFNB Bancorp
CH Energy Group
CH Robinson Worldwide inc.
CHS Inc.
Cigna Corporation
CNA Financial Corp.
CTS Corp.
Cable and Wireless PLC
Cadbury Schweppes PLC
Calcasieu Real Estate
Calgon Carbon Inc
Campbell Soup Inc.
Capital One Financial
Carnival PLC
Cash America
Caterpilar Inc.
Cavco Industries Inc.
Cendant Corporation
CenterPoint Properties Trust
Centex Corp
Centrais Eletricas Brasileiras #
Ceridian Corporation
Charter Municipal Mortgage
Cherokee International Corp.
Chesapeake Corp.
Chevron Corporation
Chicago Mercantile Exchange
China Life Insurance
Choice Hotels Int.
Citizens, Inc.
Cityview Corp.
Coach Inc.
Coca Cola
Coca Cola Enterprises
Cohu Inc.
Colgate Palmolive Company
Columbia Bancorp
Comcast Corp. #
Commerce Bancorp
Commonwealth Telephone
CommScope Inc.
Commtouch Software
Community Bank
Community Banks Inc.
Communications Systems
Companhia Siderurgica
Companhia
Computer Network Tech
Conagra Foods Inc.
Conexant Systems
Conoco Phillips, Inc.

APPENDIX 4.1 - PAGE 2

Conseco, Inc.	Evergreen Bancorp	Honeywell Int'l Inc.
Continental Airlines	EverTrust Financial Group	Hospira, Inc.
Corgentech Inc.	Excelligence Learning Corp	Hot Topic Inc.
Corimon CA	Exelon Corporation	Hudson Highland Group
Corning Incorporated	FLIR Systems	Huntington Bancshares
Covad Comm.	FMC Technologies	Hypo Real Estate
Curtiss-Wright Corporation #	FPL Group Inc.	ILX Resorts Inc.
Cutter & Buck Inc.	Factory Card & Party Outlet	ITC DeltaCom Inc.
Cytokinetics	Fair Isaac	Illinois Tool Works
DST Systems	Fansteel Inc.	ILOG SA
Dade Behring	Farmer Bros. Co.	Image Ware Systems Inc.
Daimler Chrysler AG	FANNIE MAE	Imagistics International
Dakota Growers Pasta Company	Fiat SPA #	Immucor
Dassault Systems	Finova Group	Impala Platinum
Dean Foods (Suiza)	First Data Corp	Imperial Chemical
Del Monte Foods/HJ Heinz	First Mid Illinois Bancshares	Infineon Technology
Delhaize Group	Fisher Scientific Int'l	InFocus Corp.
Dell Computer Corp	Ford Motor Company #	Insightful Corporation
Dell Inc.	Freemont General Inc.	Intel Corp
Delphi Auto	Fresenius Medical Care #	Interactive Corp. #
Delta Airlines, Inc.	GATX Corporation	Inter-Continental Hotels
Deutsche Bank	Gables Residential	Interland Inc.
Devon Energy Corporation	Gap	IBM
Digital Insight Corp.	Gardner Denver	International Paper
Digital Think Inc.	Gen-Probe	Interpublic Group
Divine Inc.	General American	Iomega Corp.
Donaldson Company Inc.	General Motors Corp. #	J.P. Morgan Chase
Dreyer's Grand Ice Cream	Genesis Healthcare Inc.	Jarden Corporation
EI DuPont de Nemours #	Genitope Corp.	Jefferies Group
Dynavax Technologies Corp.	Georgia Pacific Corp	Johnson and Johnson Inc.
Dynergy	Gillette Company	Johnson Controls Inc.
E. ON ADR	Glacier Water Service	Johnson Electric Holdings
E-Z EM, Inc.	Global Crossings Ltd.	Jones Lang LaSalle Inc.
Eagel Materials, Inc. #	Global Sources Ltd.	KAANAPALI Land
Eaton Vance #	Graco Inc.	KAO Corporation
Eaton Vance Insured #	Grapftech Internationsl	Kellogg Company
Ebay Inc.	Graphic Packaging Corp.	Kelly Services
Ebix.com	The Great Atlantic & Pacific Tea Company	KeySpan Corporation
Ecolab Inc.	Grupo Televisa, S.A.	Kilroy Realty Inc. #
Education Management	Guidant Corporation	Kinder Morgan Management
A.G. Edwards	HF Financial Corporation	Kirin Brewery Company Ltd.
Eidos	HSBC Holdings	Kmart Holding Corp.
El Paso Corporation	Halliburton Company	Knight Ridder
Embraer	John Hancock Financial Services	Konami Corporation
Empire District Electric Company	Hanson PLC ADR	Korea Electric Power
Enbridge Energy Management	Havas Advertising	Korn/Ferry International
Energen Corporation	Hawkins Inc.	Kraft Foods, Inc.
Engineered Support Systems, Inc.	Hayes Lemmerz International #	Kronos Worldwide Inc.
EnPro Industries	Healthcare Realty Trust	Kubota Corporation
Enpath Medical Inc.	Hector Communications	La Quinta Corporation
Enron Corp	Heidrich & Struggles	Laidlaw International Inc.
Entergy Corporation	H.J. Heinz Corporation	Lakes Entertainment Inc.
Entrust Inc.	Hershey Foods	Lazard Global Fund
EPCOS AG	Hibernia Corporation	Lehman Brothers
Equitable Resources	The Home Depot	Lehman Brothers/First Trust Income
Ethan Allen Interiors, Inc.	Home properties of New York	Opportunity Fund
Ethyl Corporation	Honda Motor Co., Ltd.	Lennar Corporation #

APPENDIX 4.1 – PAGE 3

Liberty Media #
Liberty Satellite #
Lily Eli & Company
Limited Brands Inc.
Lincoln National Corp
Lion Bio-science AG
Lion, Inc.
Lockheed Martin
Lodgian Inc.
Long Drug Stores
Lucent Technologies
Luminex Corporation
MAX RE Capital
MCI Corp.
MEMC Electronic Materials Inc.
MGI Pharma Inc.
Mm02
MTC Technologies
Mack-Cali Reality
Magyar Tavkozlesi
Main Street and Main Inc.
Manulife Finc'l
MarketWatch.com
Markwest Energy
Marriott Int'l, Inc.
Marten Transport Ltd.
Massey Energy Company
McCormick & Co. #
McData Corporation
McDonalds Corp
McGraw-Hill Co.
McKesson HBOC Inc.
Meco Health Solutions
Medtronic Inc.
Mellon Financial Corporation
Mercantile Bank Corp.
Merck & Company Inc.
Mercury Computer Systems
Meredith Enterprises (West Coast Realty Investors)
MetLife Inc.
Microsoft Corp.
Mid-State Bancshares
Midas, Inc.
Midland Company
MidSouth Bancorp
Midwest Banc Holdings
Miix Group
Mind Speed Technologies
MIPS Technology
Mirant Corporation
Mission Bancorp
Molecular Devices
Monmouth Community Bancorp
Monsanto
MONY Group
Moog Inc. #
Motorola, Inc.
Multi-Color Corporation
Murphy Oil Corp
Mykrolis Corp.
NCR Corp
NRG Energy Inc.
National Fuel Gas Company
National Grid Group
Nationwide Financial
Neighborcare Inc.
Neiman Marcus Group #
Nelnet
Neopharm Inc.
Nestle, SA
Netflix Inc.
Network Engines Inc.
Neuberger #
Neuberger Berman #
The New York Times
Newell Rubbermaid
News Corporation #
Niku Corp
NiSource Incorporated
Norsk Dydro
North West Telecom
Northrup Grumman Corp.
Northwest Airlines
Novartis AG
Nuveen #
Nvidia Corporation
Oakridge Holdings Inc.
Occidental Petroleum
OCTEL Corp.
Office Depot
Oil-Dri Corp. of America
Omron Corp.
PCTEL Inc.
ONEOK Inc.
PFF Bancorp
Pico Holdings, Inc.
PNC Financial Services Group #
PNM Resources Inc.
PACCAR Inc.
Pacific Capital Bancorp
Pacific Crest
PacifiCare Health Sys
Packaging Dynamics Corp
PalmOne Inc.
PalmSource
Parametric Technology Corp
Park Place Entertainment
Partners Communication
Patrick Industries, Inc.
Peabody Energy Corp.
Peerless Mfg. Co.
Pentair Inc.
Pepsi America
PepsiCo Inc.
Peregrine Systems
PerkinElmer
Perot Systems Corporation
Peugeot SA
Pfizer, Inc.
Phelps Dodge Corp
Philippine Long Distance Telephone Company #
The Phoenix Company
Phoenix Footwear Group
Pioneer High Income Trust
Pioneer Muni High
Pioneer Municipal Trust
Pioneer Tax Advantaged Balanced Trust
Piper Jaffray Co.
Pitney Bowes, Inc.
Platinum Underwriters
Polaris Ind.
Poly One Corporation
Potlatch Corp.
Praxair Inc.
T. Rowe Price
Primedia, Inc.
Principal Financial
ProAssurance Corporation
Procter and Gamble
Progress Energy Inc. #
ProLogis #
Protection One
Providian Financial Corporation
Proxim Corp.
Prudential Financial, Inc.
Prudential plc.
Puget Energy Inc. #
Puget Sound Power and Lighting
Pulte Homes Inc.
Quest Diagnostics Inc.
Qwest Communications International, Inc
RBX Corp WTS
RCn Corporation
RLI Corporation
RMK High Income Fund
RMR Real Estate
RMK Strategic Income Fund
RMR Hospitality
Radio Shack Corp.
Rainier Pac Fin
Raytheon
Republic Bancorp Inc. #
Reclaimation Consulting and Applications Inc.

APPENDIX 4.1 - PAGE 4

- Regions Financial
- Reliant Resources
- Remec, Inc.
- Reuters Group
- Rexam plc
- RJ Reynolds Tobacco
- Rinker Group LTD
- Rockwell Auto
- Rockwell Collins Inc.
- Ross Stores
- OJSC Rostelecom
- Royal Dutch Petroleum
- Royce Focus Trust
- Royce Value Trust
- Royce Micro-Cap
- SBC Communications
- SCB Computer Technologies
- SCL Carbon
- SPS Technologies Inc.
- Safety Insurance Group
- The St. Paul Co,
- San Paolo
- Sauer Danfoss Inc.
- Schering AG
- Schering-Plough Corp.
- Charles Schwab
- Schwarz Pharma AG
- Scottish Power
- SCS Transportation Inc.
- Seacor Smit Inc.
- Seagate Technology
- Sealed Air Corp. #
- Sears, Roebuck and Company
- Secure Computing Company
- Selective Insurance Group
- Semiconductor Manufacturing International Corp.
- Serena Software
- Service Master Company
- Ship Finance
- Siemens AG
- Silicon Graphics Inc.
- Silverline Technologies
- Simon Property #
- Simonds Industries
- Simpson Mtg. Co.
- Sirva Inc.
- Skyworks Solutions
- Smith AO
- Smith International
- JM Smucker Co.
- Smurfit Stone Container Corp
- Softbrands Inc.
- Solutia, Inc.

- Solvay, SA
- Sono Site Inc.
- Sony Corporation
- Southern Company
- Southern Financial
- Sovereign Bancorp
- StanCorp Financial Group
- Staples
- Starbucks
- L.S. Starrett Company class A
- Steelcase, Inc.
- Stellent Inc.
- Storage Technology Corp
- Sumtotal Systems
- SunGuard Data Systems Inc
- Sunoco. Inc.
- Sunterra Corp.
- Swift Transportation
- Swiss Reinsurance
- Symantec Corp.
- Synopsys, Inc.
- Synovus Financial Corp.
- TALX Corporations
- Tarentella Inc.
- Target Corp.
- Tele Cellular Sul
- Telecom Italia SPA #
- Telefonica de #
- Templeton Global Income Fund
- Tenaris S.A.
- Tenet Healthcare
- Tessera Technologies
- Texas Genco Holdings Inc.
- 3M Company Common Stock
- Timken Company
- Tommy Hilfiger
- Too, Inc.
- Toro Company
- Total System Services
- Toys "R" Us
- Travelers Property Casualty Corp. #
- Tribune Company
- TriCo Bancshares
- Trimble Navigation
- Turkell Itetisim Hizmetleri
- Twin Disc Incorporated
- Tyco International
- Tysons Foods, Inc.
- UAL Corporation
- UGI Corporation
- USB Holding Company
- US Bancorp Del Com New
- USI Holdings Corp
- Unilever #

- Unionbancal Corp.
- UniSource Energy Inc.
- United Bankshares Inc.
- United Parcel Service
- United Technologies
- United Healthcare Group
- Unitil Corp.
- Universal Access
- Universal Health Realty
- Universal Health Services
- Unova Inc.
- Unum Provident
- OJSC Uralsvyazinform #
- USF Corporation
- Valeo SA
- Valspar Corp
- Varian, Inc.
- Varian Semiconductor
- Varian Medical Systems
- Verizon Communications
- Visteon Corporation
- Vodafone Group Public
- Volkswagen AG Common
- Volkswagen AG Preferred
- WD-40 Co.
- W.P. Carey
- Wachovia #
- Wal-Mart Stores, Inc.
- Wal-Mart de Mexico
- Walgreen Co.
- Washington Mutual
- Waste Connections
- Webzen Inc.
- WellPoint Health Network
- Wells Fargo Common Stock
- Westamerica
- Western Gas Resources
- Westport Resources Corp.
- Westwood Holdings Group
- Whirlpool Corporation
- Whiting Corporation
- Winnebago Ind.
- Wipro LTD
- Wyeth (formerly American Home Products)
- Xcel Energy
- Xerox Corporation #
- Yara International
- Yellow Corp.
- Yum Brands (formerly Tricon Global Restaurants)
- Zebra Technologies
- Zhone Technologies
- Zimmer Holdings, Inc.
- Zweig Fund
- Zweig Total Return Fund


Securities Industry Association

SIA STP Physical Securities Subcommittee

Physical Securities Cost Analysis

March 2003

Version 1.9


FINAL

Table of Contents

EXECUTIVE SUMMARY

The SIA STP Physical Securities subcommittee formed the Cost Analysis work group to estimate the financial industry's cost of supporting physical certificates. Ultimately, the costs associated with handling physical certificates are borne by the investors. The Cost Analysis work group's goals were to estimate current costs, understand the difference between current costs and those identified in the July 2000 Business Case, and present its findings and recommendations.

The work group membership was comprised of broker/dealers, custodian banks, the Depository Trust Company (DTC), and the Securities Information Center (SIC). Through the information provided by these participants, it was determined that the primary costs of supporting physical certificates, on an annualized basis, are the following:

Broker/Dealer and Custodian Bank Costs	$ 48,548,000
DTC Costs	86,290,000
SIC Operating Costs	5,400,000
Lost Certificate Replacement Costs	49,400,000
Transfer Agent Service Costs	45,000,000
Total Annual Cost	*$ 234,638,000*

The current estimated cost of supporting physical certificates is significantly reduced from the projected savings from eliminating physical certificates of $725 million outlined in the July 2000 SIA Business Case. The difference between the Business Case number and the current estimate is primarily due to three factors that have changed over the last three years:

1. Retail transaction volume in 2000 that was projected to rise, has in actuality, fallen dramatically. The current $235 million estimate is based on actual costs incurred in 2002, and is not a projection based on future retail volume expectations.
2. The percentage of retail customers taking physical certificates on trades continues to decline. At the end of 1999, DTC issued an average of 11,460 certificates to investors each day. By the end of 2002, that number had decreased to an average of 5,454 certificates issued per day.
3. Firms have continued to invest in technology and overall process improvements, which have served to reduce the costs and mitigate the risks associated with handling physical certificates.

While the current estimated cost of processing physical certificate is considerably less than the cost identified in the Business Case, three important considerations remain:

1. Retail volumes will most likely increase when the current economic cycle improves. However, it is likely that the percentage of retail customers taking physical certificates on trades will continue to decline.
2. The $235 million cost of handling physical certificates is still a significant cost borne by investors, and is one that is totally avoidable and should not be tolerated.
3. The inherent risks to the financial services industry of maintaining physical certificates was highlighted on September 11, 2001, and should be deemed unacceptable by industry participants, regulators, and investors.

The SIA STP Physical Securities subcommittee's Cost Analysis work group supports and encourages the complete immobilization and dematerialization of physical certificate ownership.

INTRODUCTION

The Physical Securities Cost Analysis working group was established in June 2002, in response to a request by the STP Physical Securities subcommittee. The aim of the working group was to estimate the cost to the financial industry and ultimately to investors, of supporting physical certificates.

I. METHODOLOGY

In order to develop an industry cost for supporting physical certificates, a diverse working group was assembled with representation from broker/dealers, custodian banks, and industry utilities (Depository Trust Company and Securities Information Center). Committee members identified and categorized the primary costs of supporting physical certificates into five broad areas and then proceeded to develop specific costs for each area. The five broad cost areas are:

1. Broker/dealer and custodian bank cost
2. Depository Trust Company (DTC) cost
3. Security Information Center (SIC) cost
4. Surety Bond cost to replace lost certificates
5. Transfer agent cost

The cost of each of these five broad areas was developed as follows:

A. BROKER/DEALER AND BANK CUSTODIAN COST

Committee member firms, representing various industry business models, provided specific costs for their firms of processing and supporting physical certificates. These firms were then used as a proxy for the industry, and their costs were extrapolated to develop an industry cost for all broker/dealers and bank custodians. Additional details on how this cost was derived is included in Section III.

B. DTC COST

Direct costs (labor, benefits, space, etc.) and indirect costs (technology, hardware and software) of each area at DTC involved in supporting and processing physical certificates were identified and provided by DTC management. DTC also analyzed the impact on operations areas which do not handle physical certificates directly, but whose workload is affected by the existence of physical securities in the financial marketplace. DTC estimated their total annual cost of supporting physical certificates at $86,290,000.

C. SIC COST

The total annual operating cost of SIC was considered an outcome of physical certificates which would be totally avoidable should physical certificates no longer exist. The managing director of SIC provided an annual operating cost of $5,400,000.

D. SURETY BOND COST TO REPLACE LOST CERTIFICATES

The cost borne by individuals to indemnify transfer agents for issuing a replacement of a misplaced/lost/destroyed physical certificate are substantial and would be totally avoided in a non-certificated environment. Eight committee members sampled 100 replaced items in December 2002. The average value of the replaced items was just over $13,000. The SIC data for 2002 indicate approximately 190,000 certificates were reported lost and replaced.

With an average certificate value of $13,000, 190,000 certificates replaced, and an average surety bond cost of 2%, the annual cost to individuals for replacing lost certificates is a staggering $49,400,000. While the $260 cost to replace an individual certificate seems inconsequential, when viewed in the aggregate, the cost is enormous and should be eliminated.

E. TRANSFER AGENT COST

The industry cost for transfer agent services, whether outsourced to a third-party transfer agent, or performed in-house by the issuer are substantial. Information was collected by the Securities Transfer Association (STA) in November of 2002 regarding all costs (labor, facilities, etc.) to support physical security transaction processing, custody/storage/control of unissued and cancelled certificates, and all blanket mail loss surety insurance. The total transfer agent service cost for supporting physical certificates is estimated at $45 - $50 million by the STA.

BROKER/DEALER AND CUSTODIAN BANK COST EXTRAPOLATION

Committee members identified the specific costs that pertained to supporting physical certificates in their firms and provided such cost to the SIA, thereby providing anonymity of firm specific financial information. Listed below are the cost categories each firm provided:

- Safekeeping Costs
- Transfer/ship Costs
- Medallion Guarantee
- Free Receives
- Reorg Processing
- Physical Receive and Deliver
- Firm Transfers
- Vault
- House Counts
- Microfilm/Scanning
- Messengers
- DTC Deposits
- Restricted Securities
- Mail Insurance
- Shipping Cost
- Cashier Costs

Firms were asked to provide all costs for each of the above categories, such as:

- Information services costs that include processing jobs related to each area
- Creating reports and storage of reports that could be retired
- Staffing, which include fully allocated personnel with benefits and rent
- Any other related overhead

After each firm had provided data, which was reviewed for completeness and consistency by the SIA, it was determined that extrapolating committee firm data to the industry would be appropriate. The extrapolation approach used consisted of using the annual number of physical securities deposits that each firm made to DTC as a common denominator. While each firm may have a different business model, the number of DTC deposits is a unit of activity that each firm has and it closely correlates to physical security processing activity.

The below chart shows how the costs to broker/dealers and bank custodians has been extrapolated from the data supplied by ten firms on the committee.

Please note that all data listed below have been annualized.

COSTS FROM WORKING GROUP BROKER/DEALERS AND CUSTODIAN BANKS	
Aggregate Physical Securities Processing Cost (excluding fees from utilities)	$39,126,182
Aggregate Number of Physical Securities Deposits to DTC	2,376,184
Cost per DTC deposit: $39,126,182 / 2,376,184 =	$16.47 per deposit
Total Number of Deposits to DTC (by all industry participants)	2,948,400
Extrapolated Industry Cost to Broker/Dealers and Custodian Banks: $16.47 x 2,948,400 =	$48,548,274

SUMMARY OF INDUSTRY COST OF SUPPORTING PHYSICAL CERTIFICATES

Based on actual data supplied by industry broker/dealers and custodian banks, transfer agents, and industry utilities the below chart represents a rough annual cost to the industry of supporting physical certificates.

Costs to broker/dealers and custodian banks	$48,548,000
DTC cost to support physical securities	$86,290,000
SIC operating cost	$5,400,000
Lost certificate replacement cost	$49,400,000
Transfer agent service cost	$45,000,000
Total Cost	*$234,638,000*

II. CONCLUSION

The working group believes the analysis completed in this report fulfills the assignment of conducting a cost study on physical securities processing within the industry. Results of this exercise clearly supports the recommendations of the SIA STP Physical Securities Subcommittee to immobilize and dematerialize physical securities in an STP environment.

The costs of supporting physical securities to the financial service industry are ultimately passed on to individual investors. These costs are significant yet avoidable and should be deemed unacceptable. The working group strongly recommends the SIA STP Physical Securities Subcommittee to continue to pursue immobilization and the complete elimination of physical certificates.

COMMITTEE MEMBERS

Name	Firms
Anthony Alizzi	DTCC
Pat Bosch	A. G. Edwards & Sons, Inc.
Tony Cetta	Merrill Lynch
Deron Cirillo	Fidelity Investments
Susan Drew	Charles Schwab
Norman Eaker (Chair)	Edward Jones
Steve Harasek	Bear Stearns
Phil Lanz	Bear Stearns
Michael Manton	Securities Information Center
Kevin McCosker	Pershing
Stephen Melanaski	U. S. Trust Corporation
Joe Olsey	Morgan Stanley
Paul Walden	Salomon Smith Barney, Inc.

OTHER CONTRIBUTORS:

Mario Passudetti	Securities Transfer Association
Vivian Wong	Capco

Term	Definition
Cashier Cost	Any cost related to the processing of physical securities, including, but not limited to; transfer fees, mailing expenses, fully loaded personnel costs and building expenses.
DTC	DTC is the depository subsidiary of The Depository Trust & Clearing Corporation (DTCC). The depository brings efficiency to the securities industry by retaining custody of more than two million securities issues, effectively "dematerializing" most of them so that they exist only as electronic files rather than as countless pieces of paper. The depository provides settlement and asset servicing, as well as tax and information services. DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Securities and Exchange Commission. DTCC is a holding company for six subsidiary businesses – a depository and five clearing corporations – as well as the co-owner with Thomson Financial of a global joint venture called Omgeo. Through its subsidiaries, DTCC provides clearance, settlement and information services for equities, corporate debt, municipal debt, government securities and mortgage-backed securities in the U.S., and emerging markets debt trades globally. It is also a leading clearinghouse for mutual funds and insurance products, linking funds and carriers with distribution networks.
DTC Deposits	Process by which physical certificates are deposited by a participant to DTC for credit to their participant account.
Firm Transfer	Process by which a firm presents a physical certificate to the transfer agent to be re-registered into their nominee name. Traditionally needed to support non-DTC full-service eligible securities.
Free Receives	Process by which securities are moved between banks and/or broker/dealers in which no monies are exchanged.
House Counts	Under SEC Rule 17a-13, brokerage firms are required to count all physical certificates held on a quarterly basis.
Lock Box Services	Traditionally a service offered by a bank, which allows the bank to hold customer securities and, as agent, service the asset.
Mail Insurance	Insurance that covers an organization for securities that were lost and/or stolen through the mail (regular/overnight)
Medallion Guarantee	A program adopted to increase the efficiencies of the security transfer process. "Any person guaranteeing the signature of an endorser of a security that at the time of signing 1) the signature was genuine; and 2) the signer was an appropriate person to endorse; and 3) the signer had legal capacity to sign.
Messengers	Individuals whose responsibilities are to hand deliver and pick-up items from various financial institutions.
Microfilm/Scanning	Process by which securities are recorded, either through imaging or filming.

Term	Definition
Physical Receive & Deliver	For non-DTC full-service eligible securities, a process whereby transactions are settled by the delivery and/or receipt of physical certificates.
Physical Securities Deposits	Investor wishes to deposit a physical certificate for credit to his/her account with broker/dealer.
Reorg Processing	Process by which physical certificates are required to be presented to the issuer's exchange agent for payment.
Restricted Securities	Securities traditionally acquired by an insider/affiliate, which are not registered under the Securities Act of 1933. Issued in physical form, an investor must acquire written approval from issuer's counsel to transact in such securities. Sales must be reported to the SEC.
Safekeeping Cost	Expense incurred by a bank and/or broker/dealer that are associated with holding certificate(s) that are maintained in customer name.
Securities Information Center	Since 1977, Securities Information Center (SIC) has been operating the Securities and Exchange Commission's Lost and Stolen Securities Program. This unique relationship, which combines government regulation with private enterprise, ensures efficiency of operation and total focus on the needs of all firms that deal with physical securities. SIC maintains a central database, which receives and processes reports and inquiries about missing and stolen securities. It was established by the SEC in 1977 to reduce trafficking in lost, stolen and counterfeit securities.
Securities Transfer Agent Association	A trade association for securities transfer processors. It is composed of bank, independent and corporate transfer agents.
Shipping Cost	Mail expense. Different fees are associated with the type of service used (i.e. Regular. First Class, Overnight).
Transfer/ship Cost	Expense incurred to re-register a security out of street-name into customer name and mailed to the new registered holder.
Vault	A secured room used for the safekeeping of valuables.

The Depository Trust Company

IMPORTANT

B#: 5551

DATE: December 10, 2003

TO: All Participants

CATEGORY: Corporate Trust

FROM: Sal DiPaola

ATTENTION: Operations Manager

SUBJECT: Addition to the List of Direct Registration System (DRS)/ Profile Modification System Eligible Issues

The following issue will be eligible for the Direct Registration System (DRS)/ Profile Modification System:

CUSIP	Description	Transfer Agent	LPA	Effective Date
749280111	RBX Corp. WTS	Bank of New York	7801	12/15/03

All Participant Withdrawal-by-Transfer (WT) requests that do not specify a DRS indicator in the requests will default to a DRS book-entry position (an S transaction).

This issue will be identified with special indicators on the Eligible Corporate Securities File (ELISC) and (ELISCD) on CCF and the Eligible Securities Inquiry (GWIZ) on PTS.

For further information, please contact your Relationship Management representative



Securities Industry Association

Path To Investing - Leading the way to financial knowledge ®

The Securities Industry Association, established in 1972 through the merger of the Association of Stock Exchange Firms and the Investment Banker's Association, brings together the shared interests of nearly 600 securities firms to accomplish common goals. SIA member-firms (including investment banks, broker-dealers, and mutual fund companies) are active in all U.S. and foreign markets and in all phases of corporate and public finance. According to the Bureau of Labor Statistics, the U.S. securities industry employs 780,000 individuals. Industry personnel manage the accounts of nearly 93-million investors directly and indirectly through corporate, thrift, and pension plans. In 2003, the industry generated an estimated $209 billion in domestic revenue and $278 billion in global revenues. (More information about SIA is available on its home page: www.sia.com.)

(SEC No-Action Letter)

*1 AT&T Corp.
Publicly Available January 30, 2001

LETTER TO SEC

December 20, 2000

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: AT&T Corp.

Shareholder Proposal Submitted by

Nicholas Edwin Renton

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Nicholas Edwin Renton (the ""Proponent") by letter received by the Company on November 24, 2000. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the ""Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to January 17, 2001 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2001.

The Proposal requests that the Board of Directors take steps as soon as practicable in the interests of all shareholders to remove EquiServe Trust Company ("Equiserve") from office as the Company's transfer agent.

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) and Rule 14a-8(i)(4).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests the Company's board to remove EquiServe as the transfer agent of the Company. The Company, as part of its routine duties has selected EquiServe as its transfer agent for shareholder services. The board of directors and management of the Company are in the best position to evaluate the performance of its transfer agent and to decide whether or not to choose a new transfer agent in the future. The Staff has consistently taken the position that matters relating to whom the Company hires relates to the conduct of a company's ordinary business operations. See Lucent Technologies Inc., November 2, 1998 (proposal to terminate an agreement with Bank of New York to bring all stockholder relations functions in-house) and Dow Jones & Company, Inc., January 4, 1996 (proposal to remove Chemical Bank as trustee of the dividend reinvestment plan and as registrar and transfer agent).

*2 The principle of corporate democracy under proxy Rule 14a-8 was not intended to involve shareholders in the day-to-day business affairs of corporations. Therefore, the Proposal should be excluded under Rule 14a-8(i)(7).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(4) SINCE THE PROPOSAL RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE

Rule 14a-8(i)(4) provides that a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large." The Proposal requests that the Company remove EquiServe as the Company's transfer agent. The Proponent, the Company believes, is submitting the Proposal after enduring poor customer service in connection with a non-resident tax issue that was handled improperly by EquiServe.

EquiServe has confirmed by letter to the Company's Office of the Corporate Secretary (see attached EquiServe letter that describes the sequence of events concerning Proponent's account) and letter of apology to the Proponent (which is also attached) that its personnel did not properly address the Proponent's concerns quickly or accurately and that their customer service representatives were not helpful or courteous. It is evident that the supporting statement of the Proposal relates entirely to the Proponent's personal grievance with EquiServe in its capacity as the Company's transfer agent. As a result of the Proponent's negative experience with EquiServe, the Proponent believes that the Company should sever all ties with its transfer agent and has sought to resolve his personal concerns through a shareholder proposal.

The intent of Rule 14a-8 is to serve as a vehicle for shareholders to express their concerns about matters that effect shareholders at large, not the interests of one shareholder. According to Exchange Act Release No. 34- 19135 (October 14, 1982) Rule 14a-8(i)(4) was "not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." See Dow Jones & Company, January 24, 1994.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(i)(7) and Rule 14a-8(i)(4).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

*3 We appreciate your attention to this request.

Very truly yours,
John W. Thomson

Senior Attorney

AT&T

295 North Maple Avenue

Room 1208P2

Basking Ridge, NJ 07920

908 221-7325

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 30, 2001

Publicly Available January 30, 2001

Re: AT&T Corp.

Incoming letter dated December 20, 2000

The proposal relates to the removal of AT&T's transfer agent.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the decision to terminate AT&T's transfer agent). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Michael D.V. Coco

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 111433 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Lucent Technologies, Inc.
Publicly Available November 2, 1998

LETTER TO SEC

September 30, 1998

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal of Mr. Gary R. Lorenz

Ladies and Gentlemen:
Lucent Technologies has received a shareholder proposal from Mr. Gary R. Lorenz to be considered at Lucent's 1999 Annual Meeting. We intend to omit the proposal from our proxy materials and request that you advise us that you will not recommend any enforcement action to the Securities and Exchange Commission if we omit Mr. Lorenz' proposal from those proxy materials. In order to allow us to complete the mailing of our proxy materials in a timely fashion, we would appreciate receiving your response by November 10, 1998.

Mr. Lorenz submitted his proposal in letters dated April 1, 1998, and May 5, 1998. I have enclosed copies of these letters. We believe the proposal seeks to require Lucent to cause The Bank of New York to terminate the dividend reinvestment plan it currently offers to Lucent shareholders and to establish an in-house dividend reinvestment plan with lower fees than those charged by The Bank of New York. The Bank of New York offers Lucent shareholders a bank-sponsored dividend reinvestment plan. Lucent does not offer its own dividend reinvestment plan.

We believe Mr. Lorenz' proposal can be omitted from our proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

- The proposal relates to Lucent's ordinary business operations. Rule 14a-8(i)(7).
- The proposal is not sufficiently relevant to Lucent's business. Rule 14a-8(i)(5).
- Mr. Lorenz did not own Lucent stock for the required one-year period at the time he submitted his proposal, and thus is not eligible to submit the proposal. Rule 14a-8(b).
- Mr. Lorenz has submitted more than one proposal. Rule 14a-8(c).

These reasons are discussed in further detail below.

The proposal relates to Lucent's ordinary business operations

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials proposals that relate to the conduct of the ordinary business operations of the company. Mr. Lorenz' proposal relates to the establishment and maintenance of a dividend reinvestment plan. You have consistently allowed companies to exclude shareholder proposals on this subject from their proxy statements on the grounds that the proposals relate to the ordinary business operations of the company. La Quinta Inns,

Inc. (avail. January 26, 1998) (new plan requested); Chicago Rivet & Machine Co. (avail. January 5, 1998) (new plan requested); The Travelers Group, Inc. (avail. December 19, 1997) (new plan requested); Dow Jones & Co. (avail. January 4, 1995) (removal of trustee for plan). Accordingly, we believe we can exclude the proposal under Rule 14a-8(i)(7).

The proposal is not sufficiently relevant to Lucent's business

*2 Rule 14a-8(i)(5) permits us to exclude proposals that relate to operations which account for less than five percent of Lucent's total assets, gross sales or net earnings, and is not otherwise significantly related to our business. Lucent derives no revenue from The Bank of New York's plan. The bank purchases the plan's requirements for Lucent shares in the open market. It does not purchase any shares from Lucent. The proposal does not otherwise have any significant relationship to Lucent's business. In Bristol-Myers Squibb Company (avail. January 27, 1995), you allowed a company to exclude a proposal that sought to require the company to lower the fees charged to its dividend reinvestment plan participants on this ground. Accordingly, we believe we can exclude the proposal under Rule 14a-8(i)(5).

Mr. Lorenz Does not Meet the Eligibility Requirements

Under Rule 14a-8(b)(1) as in effect at the time Mr. Lorenz submitted his proposal, a shareholder is eligible to submit a shareholder proposal if, at the time he submits the proposal, the individual:

(1) is the record or beneficial owner of at least 1% or $1,000 in market value of securities entitled to be voted on the proposal;

(2) has held the securities for at least a year; and

(3) continues to hold the securities through the date of the meeting.

Our transfer agent's records indicate that Mr. Lorenz acquired Lucent shares on September 11, 1997. Mr. Lorenz did not hold these shares for the required one year on either April 1, 1998 or May 5, 1998, when he submitted the proposal. In fact, had he submitted the proposal on August 24, 1998, the last day on which a shareholder could submit a proposal for inclusion in the proxy statement for next year's meeting, he still would not have held the shares for a year at the time of submission.

By letter dated June 18, 1998, we requested that Mr. Lorenz provide us with information regarding any additional ownership of Lucent stock that might be sufficient for him to be eligible to submit a proposal this year. He has not responded to this request.

Accordingly, we are entitled to omit Mr. Lorenz' proposal from our proxy materials because he was not eligible to submit a proposal.

Mr. Lorenz has submitted more than one proposal

Mr. Lorenz has submitted at least four proposals:

1) A proposal that Lucent terminate an undefined agreement.
2) A proposal that Lucent perform all shareholder relations functions in-house.
3) An implied proposal that Lucent establish its own dividend reinvestment plan.
4) A proposal to reduce fees, presumably on a dividend reinvestment plan.

Under Rule 14a-8(c), Mr. Lorenz is entitled to submit only one proposal a year. Accordingly, we may omit his entire submission.

The Proposal is Vague and Indefinite

You have allowed companies to exclude shareholder proposals under Rule 14a-8(i)(3) (formerly Rule 14a-8(c)(3)) that are so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly what action or measures the company would be required to take in the event the proposal were approved. Archer-Daniels-Midland Co. (avail. July 10, 1998); Gannett Co., Inc. (avail. February 24, 1998); Chevron Corp. (avail. January 29, 1998); Compass Bancshares, Inc. (avail. December 16, 1997).

*3 Mr. Lorenz' proposal would require Lucent to terminate "the agreement with Bank of New York." We have a number of agreements with the bank. One is our agreement under which the bank acts as our transfer agent. Others cover other matters. A shareholder voting in favor of this proposal would not know which agreement he or she was asking us to terminate. In addition, we believe it is unclear which fees we should "reduce" and what level of fees would be acceptable. Accordingly, we believe we can exclude Mr. Lorenz' proposal under Rule 14a-8(i)(3).

For the reasons I have given above, it is our view that Lucent may properly exclude Mr. Lorenz' proposal.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter and are sending a copy of this letter to Mr. Lorenz. Please acknowledge receipt of this letter on the additional copy of this letter and return it to us in the enclosed envelope. We appreciate your attention to this request.

Should you have any questions regarding this matter, please contact me at (908) 582-7897 or Michael Holliday at (908) 582-8801. If you disagree with our conclusion that Mr. Lorenz' proposal may be omitted from our proxy materials this year, I would appreciate an opportunity to discuss the matter with you before you issue a formal response.

Very truly yours,
Pamela F. Craven

Vice President -- Law

LUCENT TECHNOLOGIES INC.

Room 6A-311

600 Mountain Avenue

Murray Hill, NJ 07974

Telephone 908 582 7897

ENCLOSURE

April 1, 1998

CORPORATE SECRETARY'S DEPARTMENT

600 MOUNTAIN AVENUE, ROOM 3C-515

MURRAY HILL, NEW JERSEY 07974

RE: Lucent Technologies Shareholder Gary R. Lorenz

To Whom It May Concern:
I have recently acquired several shares of Lucent Technologies and attempted to become involved in the dividend reinvestment plan. I was informed that I should contact Bank of New York, which I did, and after discussing with them a fee schedule, I discovered that as a small stockholder of Lucent Technologies involved

in the dividend reinvestment plan that the fees of Bank of New York are so excessive that any dividends used for dividend reinvestment would be eaten 99.99% for various fees.

I believe this is totally unfair to small stockholders. I understand that by contracting out stockholder services that this reduces the overhead costs of Lucent Technologies. However, if enough small stockholders become disenchanted with your dividend reinvestment plan, this will substantially reduce interest in your stock and could therefore have an adverse effect for stock value for all of us.

I have other stocks that are in dividend reinvestment plans and the fees charged by Bank of New York in comparison to the other corporations who do this in-house are exorbitant.

Therefore, I am requesting that at your next stockholder's meeting, the following resolution be introduced:

RESOLVED

That the shareholders of Lucent Technologies recommend that the Board of Directors terminate the agreement with Bank of New York and to bring all stockholder relation functions in-house and fees be reduced to those commensurate with fees charged by other corporations to administer services for stockholders.

*4 Respectfully submitted,
Gary R. Lorenz

ENCLOSURE

May 5, 1998

ANDREW G. BACKMAN

INVESTOR RELATIONS DIRECTOR

LUCENT TECHNOLOGIES

INVESTOR RELATIONS

600 MOUNTAIN AVENUE

MURRAY HILL, NJ 07974-0636

Dear Mr. Backman:
After receiving your letter of April 13, 1998, and after having spent an extended amount of time on the telephone to finally reach a human voice with Bank of New York, I have serious difficulties with one portion of your letter. You stated, "Lucent Technologies supports the bank's fee structure and believes that it is in line with similar plans in the industry, particularly for high tech companies". Bank of New York's representative admitted to me that it takes the same manpower and equipment costs to administer a dividend reinvestment plan for a utility, a mining stock, or a high tech company because it is basically a paper shuffling process. Therefore, I do not believe that you can justify the bank's fee structure which they say is dictated by Lucent Technologies and they are only following your instructions.

I would like for my original letter and request for stockholder consideration on the fee structure to be placed on the agenda for your next stockholder's meeting and if it is necessary for a stockholder to request speaking time on your agenda, please accept this letter as requesting that time.

I do not believe the fee structure that you have set forth and have dictated to Bank of New York that they must charge is reasonable for your stockholders.

Respectfully,
Gary R. Lorenz

ENCLOSURE

June 18, 1998

MR. GARY R. LORENZ

401 MADISON STREET

PADUCAH, KY 42001-0739

Dear Mr. Lorenz:
This correspondence will acknowledge your letter dated April 1, 1998 and subsequent correspondence dated May 5, regarding your shareowner proposal. Your correspondence has been forwarded to me because matters of this kind fall within my area of responsibility.

The inclusion of proposals in Lucent's proxy materials, and the conditions that must be met by a proponent, are governed by the rules of the Unites States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Proposals of Security Holders). That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal: be a record or beneficial owner of at least one thousand dollars in market value of the securities entitled to be voted at the annual meeting; have held the securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

You did not provide us with any evidence that you owned at least one thousand dollars worth of stock for at least one year at the time of your submission. We have checked with our transfer agent who has indicated that you purchased your shares on September 11, 1997. Thus, it would appear that you have not met the requisite one year holding period. However, if you own any additional Lucent stock through a nominee (such as a brokerage firm) and that stock satisfies the one-year ownership requirement, please provide documentary support (such as account statements) indicating the number of shares that you own through each nominee, as well as the date(s) when you acquired the shares. Please note that unless you provide us with evidence that you have owned additional shares for the required period, we do not plan include your proposal in our proxy materials for the 1999 Annual Meeting.

*5 Very truly yours,
Janet O'Rourke

District Manager

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 2, 1998

Publicly Available November 2, 1998

Re: Lucent Technologies, Inc. (the "Company")

Incoming letter dated September 30, 1998

The proposal recommends that the board of directors terminate an agreement with the Bank of New York, bring all stockholder relation functions in-house and reduce fees.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials under rule 14a-8(i)(7). In this regard, we note that the proposal appears directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the operation of a dividend reinvestment plan and the stockholder relation functions). Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials under rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1998 WL 761842 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Dow Jones & Company, Inc.
Publicly Available January 4, 1996

LETTER TO SEC

December 27, 1995

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Office of Chief Counsel

Re: Dow Jones & Company, Inc.

1996 Annual Meeting

Stockholder Proposal by Mr. Gary Vest and Ms. Judith Vest

Dear Sirs:
Dow Jones & Company, Inc. (the "Company") has received a stockholder proposal and supporting statement (the "Vest Proposal") from Mr. Gary Vest and Ms. Judith Vest for inclusion in the Company's Proxy Statement for its 1996 Annual Meeting. For the reasons set forth below, the Company believes that the Vest Proposal may properly be omitted from its 1996 Proxy Statement and intends to omit the Vest Proposal. The Company also requests that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if the Vest Proposal is omitted.

Pursuant to Rule 14a-8(d) of Regulation 14A promulgated under the Securities Exchange Act of 1934, six copies of this letter and the Vest Proposal are included in this filing. In addition, a copy of this letter is being provided to Mr. Vest and Ms. Vest.

The Company believes that the Vest Proposal may be omitted from its proxy materials for the following reasons:

1. The Vest Proposal relates to the Company's ordinary business operations and therefore may be omitted pursuant to Rule 14a-8(c)(7).

2. The Vest Proposal relates to the redress of a personal grievance or is designed to further a personal interest and therefore may be omitted pursuant to Rule 14a-8(c)(4).

The bases for the Company's belief that the Vest Proposal may be omitted on these grounds is set forth below.

I. The Vest Proposal Relates to the Company's Ordinary Business Operations.

The Vest Proposal requests the Company's stockholders to adopt a resolution recommending that the board of directors remove Chemical Bank from its positions as trustee of the Company's dividend reinvestment plan, registrar and transfer agent. Rule 14a-8(c)(7) provides that a company may omit a proposal if it "deals with a matter relating to the conduct of the ordinary business operations" of the company. The Commission has stated that ordinary business matters are "mundane in nature and do not involve substantial policy or other considerations." Release No. 34-12999 (November 22, 1976). The Commission has also previously stated that the policy underlying Rule 14a-8(c)(7) is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders," and that the "basic reason for this policy is that it is manifestly impracticable in most cases for shareholders to decide management problems at corporate meetings." Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session, Part 1 at 199 (1957), reprinted in part in Exchange Act Release 34-19135, October 14, 1982. In addition, Section 141(a) of the Delaware General Corporation Law specifically provides that a corporation's business and affairs are to be "managed by or under the direction of a board of directors."

*2 The Company, as part of its normal duties and ordinary business operations, has selected Chemical Bank to serve as trustee for its dividend reinvestment plan and as registrar and transfer agent. The board of directors and management of the Company are in the best position to evaluate the performance of Chemical qua trustee, registrar and transfer agent, to rate its competence, to judge the fees being charged, and to evaluate its experience and knowledge of the Company's affairs.

The staff of the Division has consistently taken the position that matters relating to who the Company may hire relate to the conduct of ordinary business operations. In Avondale Financial Corporation (available August 30, 1995) the staff permitted the exclusion of a stockholder proposal that would prohibit the board of directors from doing business with underwriters and investment bankers unless such firms utilized a particular form of stock purchase confirmation. Similarly, in Lance, Inc. (available February 12, 1981), the staff of the Division permitted the exclusion of stockholder proposals calling for the termination of the company's outside counsel and stock transfer agent on the grounds that such decisions to terminate relate to the ordinary business operations of the company. That the hiring of trustees, registrars and transfer agents should be handled by the board is also supported by the staff's letters permitting the exclusion of proposals regarding the selection of independent contractors and advisors. See, e.g., Florida Power & Light Co. (available January 8, 1981) (exclusion of proposal relating to the selection of contractors for construction projects); Bank America Corp. (available February 27, 1986) (exclusion of proposal relating to the determination of criteria for the selection of independent auditors); and Texas Air Corp. (available April 11, 1984) (exclusion of proposal relating to the employment of outside counsel).

While the Vest Proposal seeks to remove Chemical from its role as registrar and transfer agent as well as trustee, the supporting statement submitted along with the Vest Proposal only gives the proponents' rationale for why they believe Chemical is unfit to serve as trustee of the dividend reinvestment plan. In connection with dividend reinvestment plans, the Staff has found on many occasions that the decision to institute or reinstitute such a plan is a matter relating to the ordinary business of the corporation and that stockholder proposals calling for such a plan may therefore be omitted under Rule 14a-8(c)(7). The Walt Disney Company (available September 27, 1993) (proposals to institute stock purchase plan and dividend reinvestment plan ("D.R.P.") for stockholders); Mosinee Paper Corporation (available February 18, 1993) (institution of a D.R.P.); The Walt Disney Company (available November 6, 1992) (reinstitution of a D.R.P.); Wal-Mart Stores, Inc. (available March 27, 1992) (institution of a D.R.P.); Schlumberger Limited (available December 11, 1991) (institution of a D.R.P.); B & H Bulk Carriers, Ltd. (available March 25, 1991) (reinstitution of a D.R.P. and stock purchase plan); Thomas Nelson, Inc. (available March 28, 1990) (institution of a D.R.P.).

*3 The Company believes that if the decision to adopt a dividend reinvestment plan does not involve "substantial policy or other considerations" sufficient to justify a stockholder proposal, then a fortiori the far more mundane decision of which financial institution should administer a company's dividend reinvestment plan clearly relates to the conduct of ordinary business operations.

II. The Vest Proposal Relates to the Redress of a Personal Grievance.

The Vest supporting statement relates almost entirely to the Vests' personal grievance with Chemical Bank in its capacity as trustee of the Company's dividend reinvestment plan. As described in the Vest supporting statement as well as in the Chemical Bank correspondence set forth in Exhibit 2 hereto, when the Vests notified Chemical Bank that they had moved, Chemical changed the address on certain of the Vests' D.R.P. accounts but not others. As a result of this clerical error a number of the Vests' D.R.P. statements were sent to the Vests' old address. Even more grating to the Vests, however, is the fact that they had to contact Chemical at least three times over the period of more than a year before the error was corrected.

As a result of their negative experience with Chemical, the Vests now believe the Company should sever all ties with the bank, including replacing Chemical as registrar and transfer agent, and have sought to resolve their personal concerns by means of a stockholder proposal. However, in discussing Rule 14a-8, the Commission has consistently taken the position that such Rule is intended to provide a means for stockholders to communicate on matters of interest to them as stockholders:

"It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

Exchange Act Release No. 34-19135 (October 14, 1982). The Company believes this is precisely what the Vests are doing here. It is clear from a review of the facts that the impetus behind the Vest Proposal is their dissatisfaction with the services of Chemical Bank and not the interests of the stockholders of the Company generally. See Dow Jones & Company, Inc. (available January 24, 1994) (exclusion of proposal relating to the redress of a personal grievance that was designed to result in a benefit to the proponent, which benefit was not shared with the other security holders at large). Requests to remove Chemical from its position as trustee, registrar or transfer agent have not been made by any other stockholder. In fact, even the Vests do not criticize the performance of Chemical in its capacity as registrar and transfer agent. The Vest supporting statement relates solely to the redress of their personal grievance against Chemical as trustee of the Company's dividend reinvestment plan.

*4 The only portion of the Vest supporting statement that might be construed to relate to more than a personal grievance is the Vests' allegation that "Chemical is gouging Dow Jones" by maintaining separate accounts for stockholders who own both Common Stock and Class B Common Stock. The Vests' allegation, however, is factually incorrect. It is standard industry practice for banks to set up a separate account for each class of stock owned by a stockholder since each class may have different dividend rates that would be difficult to keep track of in one account. Moreover, were it not Chemical's ordinary procedure to set up a separate account for each class of stock, the Company would request that the bank do so in the Company's case for its own internal administrative reasons. In this connection, the staff of the Division has utilized paragraph (c)(4) to exclude proposals in cases where the proposals are drafted in such a manner that they could be read to relate to matters of general interest to all stockholders, where the proponents were using the proposal as a tactic to redress a personal grievance against the company. See Texaco, Inc. (available February 15, 1994); McDonald's Corporation (available March 23, 1992); International Business Machines Corporation (available February 5, 1980); American Telephone & Telegraph Company (available January 2, 1980). To the extent that the Vest Proposal may be read in a more general way, we believe that, in light of its factual history, the Company's decision to exclude the Vest Proposal under Rule 14a-8(c)(4) is proper.

For the reasons set forth above, it is the Company's position that the Vest Proposal may properly be omitted from the Company's 1996 Proxy Statement under Rule 14a-8(c)(7) and Rule 14a-8(c)(4). The Company respectfully requests that the Division confirm that it will not recommend enforcement action to the Commission if the Vest Proposal is omitted. Should the staff have any questions or require further information, please do not hesitate to contact the undersigned at (212) 416-2193.

Very truly yours,
David E. Moran (JJG)

DOW JONES & COMPANY, INC.

200 Liberty Street

New York, N.Y. 10281

(212) 416-2193

ENCLOSURE

Peter G. Skinner, Secretary

Dow Jones & Company, Inc.

200 Liberty Street

New York, NY 10281

Dear Mr. Skinner:
RE: Shareholder Proposal

We own around 22 shares of Common Stock (the point of this proposal) and 8 shares of Class B Common and wish to present the following shareholder's proposal:
Resolved: That the shareholders of Dow Jones recommend that the Board of Directors instruct the officers to remove Chemical Bank as the Trustee of the Dividend Reinvestment Plan and as the Registrar and Transfer Agent.

Statement of Support--When the administration of the Dividend Reinvestment Plan was transferred to Chemical Bank in 1993 some accounts had bad addresses on them. While this was not a major mistake, Chemical's handling of this has been atrocious. Chemical has been contacted at least three times concerning this problem and each time has lied either in writing or over the phone concerning its resolution. Additionally, the Chemical Vice President, in charge of the Dow Jones Dividend Reinvestment Plan, is totally unresponsive to telephone calls, returning them through clerks. Finally, Chemical is gouging Dow Jones by creating duplicate Common Stock accounts (and therefore duplicate charges) for dividends on Class B Common Stock which are reinvested, rather than reinvesting them in the same account in which dividends on Common shares are invested.

*5 As a representative of Dow Jones, Chemical's behavior reflects poorly on Dow Jones. Dow Jones should affiliate itself with an administrator which will represent Dow Jones in a professional and ethical manner. Therefore, we request a vote FOR this proposal.

Very truly yours,
Gary L. Vest & Judith R. Vest

ENCLOSURE

December 2, 1994

Mr. Gary L. Vest

27545 Lakeland Road

Morton, Illinois 61550-9390

Re: Dow Jones & Company, Inc.

Dear Mr. Vest:
In accordance with you request enclosed are duplicate Dividend Reinvestment Plan statements for the following accounts:

1.) Account # 01-596-92927-65511

This statement reflects the in-plan Class B Common Shares that Chemical Bank is holding for your account in the Dividend Reinvestment Plan.

2. Account # 01-597-92927-65511

This statement reflects the various dividend investments which were made during 1994 on both your physically held Class B Common shares as well as the 5.9990 shares held by Chemical Bank as noted in item #1 above. Included in the quarterly investment amount are the dividends which were reinvested on shares of Common Stock which have been purchased for your account with dividends paid on Class B Common Stock. Please be advised that we are in the process of changing the address on this account to reflect your current address noted at the top of this letter. Since the December 1, 1994 investment has not yet been completed, the transaction detail for the November transaction dates is incomplete. As soon as the investment is complete, you will receive a new statement reflecting complete investment details for all of 1994.

3.) Account # 01-597-92927-65510

This statement reflects the various dividend investments which were made during 1994 on both your physically held Common shares as well as the Common in-plan shares held by Chemical Bank. Since the December 1, 1994 investment has not yet been completed, the transaction detail for the November transaction dates is incomplete. As soon as the investment is complete, you will receive a new statement reflecting complete investment details for all of 1994.

We are in the process of retrieving from our archives copies of the 1993 investment statements of these accounts. As soon as they are available, they will be sent to you.

On behalf of Chemical Bank, I sincerely apologize for the difficulties you have experienced with the responsiveness of our staff. If ever I may be of any further assistance to you in the future, please do not hesitate to contact me.

Very truly yours,
Stan E. Siekierski

ENCLOSURE

November 29, 1995

Mr. Gary L. Vest

27545 Lakeland Road

Morton, IL 61550-9390

Re: Dow Jones & Company, Inc.

Account Numbered 01-597-92927-65511

Dear Mr. Vest:
I have been advised by Dow Jones & Company that we failed to correct the record address on the above referenced account as you had requested back in December. Let me assure you, I am equally disturbed over this matter as I had previously assured you that the address would be corrected.

*6 Over the last several months, we have made numerous enhancements to our stock transfer system which have afforded us greater flexibility. Please be advised that I have personally corrected the address on the above referenced account. In addition, we have also been able to consolidate your Common and Class B holdings into one account in each class of stock you own. Enclosed you will find printouts from our system which will confirm the correction in your address and the consolidation of your accounts.

Mr. Vest, let me assure you that I have taken the appropriate disciplinary action with the staff members who failed to properly comply with your request. Please accept my sincerest apologies for the difficulties you experienced in this matter. I am confident that you will not experience this problem again. Again, if I may be of any further assistance to you in the future, please do not hesitate to call me.

Very truly yours,
Stanley E. Siekierski

Vice President

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 4, 1996

Publicly Available January 4, 1996

Re: Dow Jones & Company, Inc. (the "Company")

Incoming letter dated December 27, 1995

The proposal recommend that the board of directors instruct the officers to remove Chemical Bank as the trustee of the dividend reinvestment plan and as the registrar and transfer agent.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., selection of the trustee of the dividend reinvestment plan and the Company's registrar and transfer agent). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber

Attorney-Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

*7 It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)

1996 WL 8134 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Ford Motor Company
Publicly Available March 28, 2000

LETTER TO SEC

January 6, 2000

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF THE CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Michael Adamian

Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2000 Annual Meeting of Shareholders (the "2000 Proxy Materials"). The Company's 2000 Annual Meeting of Shareholders is scheduled for May 11, 2000.

Mr. Michael Adamian, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2000 Proxy Materials a proposal and supporting statement (the "Proposal") requesting that Ford's Board of Directors institute a stock buy back program. A copy of the Proposal and additional correspondence between Ford and the Proponent is attached hereto as Exhibit I. On October 22, 1999, Ford requested that the Proponent withdraw the Proposal, but the Company has not received a definitive response to this request.

The Company proposes to omit the Proposal from its 2000 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to the conduct of the ordinary business operations of the Company.

The Proposal Relates to the Conduct of the Ordinary Business Operations of the Company (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a registrant may omit a shareholder's proposal and any statement in support thereof from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has clearly stated the policy underlying this provision:
"The policy motivating the Commission in adopting the rule ... is basically the same as the underlying policy of most state corporation laws, to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." (Commission Release No. 34-19135, n.47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, U.S. Senate, 85th

Congress, First Session, Part 1 at 118 (March 5, 1957)).

*2 The decision whether to repurchase shares of the Company's outstanding stock is an integral part of Ford's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. The issuance and repurchase of a corporation's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a corporation to be managed by the Company's Board of Directors. The decision to repurchase its shares and when to do so involves expert financial analysis which must be consistent with the other current and long-term financial policies and goals of the Company. Accordingly, a corporation's ability to repurchase its shares must fall under the umbrella of ""ordinary business operations" as contrasted with those limited activities which mandate the concurrence of shareholders.

Due to the complexity of the decisions made with respect to the financial policies, including capital structure, of a corporation like Ford and the sophistication required to analyze and act with respect to such policies, these decisions are properly within the discretion of the Company's management and should not be the subject of shareholder consideration. Allowing shareholders to direct such financial policies has the effect of second guessing the day-to-day business operations of the Company, which shareholders should not be permitted to do by way of the shareholder proposal process. State law provides shareholders the ultimate alternative remedy -- namely, the power to elect new directors -- if they are dissatisfied with the manner in which such ordinary business operations of the Company are conducted.

On several occasions, the Staff has taken the position that the determination by a corporation to repurchase its stock is a matter relating to the conduct of the corporation's ordinary business operations. Notably, just last year in Ford Motor Company (March 26, 1999), a proposal to restrict the Company from instituting stock buyback programs except in limited circumstances was deemed to be relating to the Company's ordinary business operations and, therefore, was excludable under Rule 14a-8(i)(7). [FN1] While that no-action letter deals with a restriction on stock repurchases, there exists a compelling line of no-actions letters dealing with proposals to require a corporation to repurchase its stock. See, e.g., Food Lion, Inc. (Feb. 22, 1996) (proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased is directed at matters relating to the conduct of the Company's ordinary business operations and, therefore, is excludable under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7))); The Clothestime Inc. (March 13, 1991) (proposal to repurchase common stock in open market under specified conditions excludable under Rule 14a-8(c)(7)); Research-Cottrell, Inc. (December 31, 1986) (proposal to repurchase common stock in open market or block transactions properly omitted under Rule 14a-8(c)(7)). Furthermore, the Staff has consistently viewed shareholder proposals relating to comparable corporate financing decisions to be within "ordinary business operations." See, e.g., Integrated Circuit (Dec. 27, 1988) ("determination and implementation, generally, of the Company's investment strategies" found to be ordinary course of business).

FN1. The Staff subsequently determined not to review its position taken in this no-action letter. See Ford Motor Company (Recon.), June 14, 1999.

End of Footnote(s).

*3 The decision to repurchase shares of the Company's stock raises complex financial issues, the resolution of which requires a high degree of business expertise and specific, detailed knowledge about the Company. Shareholders lack such knowledge and expertise. [FN2] Accordingly, the Commission's policy under Rule 14a-8(i)(7), reflected in the foregoing no-action letters, is to permit the exclusion of proposals which "deal with ordinary business matters of a complex nature that stockholders, as a group, would not be qualified to make an informed judgment on, due to their lack of intimate knowledge of the issuer's business." (Rel. No. 34-12999, Nov. 22, 1976).

FN2. The Staff frequently has viewed matters concerning corporate finance as unsuitable topics for shareholder proposals. See, e.g., R.J. Reynolds Industries, Inc. (Dec. 22, 1925) (debt reduction to less than 10% of assets); Consumer Power Co. (Jan. 7, 1981) (terms on which capital is raised); Texaco, Inc. (Feb. 17, 1991) (issuance of preferred stock); Community Public Service (Feb. 23, 1981) (limiting sales of new stock to a price not exceeding 80% of book value); BankAmerica Realty Investors (July 26, 1982) (issuance of convertible securities); Pacific Gas & Electric Co. (Jan. 26, 1981) (stock issuance); Florida Power & Light Co. (Jan. 18, 1983) (further rate increases; reduction of capital expenditures and operating costs and other means to prevent dilution).

End of Footnote(s).

Because the Proposal relates to the circumstances under which the Company may and may not repurchase shares of its outstanding stock, a matter which the Staff has characterized as constituting "ordinary business operations," I believe that the Proposal may be omitted from the Company's 2000 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2000 Proxy Materials under Rule 14a-8(i)(7). Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2000 Proxy Materials by sending him a copy of this letter and the attachment hereto. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelope.

If you have any questions, require further information, or wish to discuss this matter, please call me (313-323-2130) or Edwin Lukas of my office (313- 248-2881).

Very truly yours,
Peter Sherry, Jr.

Assistant General Counsel and Assistant Secretary

FORD MOTOR COMPANY

The American Road

P.O. Box 1899

Dearborn, Michigan 48121-1899

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 28, 2000

Publicly Available March 28, 2000

Re: Ford Motor Company

*4 Incoming letter dated January 6, 2000

The proposal requests that the board institute a program to buy back $10 billion of Ford's shares during the calendar year 2000.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., implementing a share repurchase plan). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael Ferraro

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 382069 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 Niagara Mohawk Holdings, Inc.
Publicly Available January 3, 2001

LETTER TO SEC

November 27, 2000

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 5TH STREET, N.W.

WASHINGTON, D.C. 20549

Subject: Counter-statement to Niagara Mohawk Holdings, Inc. Request for Exclusion of

Stockholder Proposal

Ladies and Gentlemen:
On November 15, 2000 I submitted a stockholder proposal to Niagara Mohawk Holdings, Inc. ("NiMo") which recommends a nuclear fuel management plan to achieve fuel cost savings and minimize nuclear waste. On November 21, 2000 Ms. Janet T. Geldzahler of Sullivan and Cromwell submitted a letter to you on behalf of NiMo requesting that the Staff of the Securities and Exchange Commission permit the exclusion of the proposal I submitted. My letter and a supplement were included as exhibits. I believe that their letter constructs a non-existent conflict on timely submission, inaccurately identifies my proposal as being a matter of ordinary business operations and selectively requests deletion of a reference to a web page even though a precedent of such a reference type exists in previous Nimo shareholder proposals.

I developed the proposal for inclusion in the Spring of 2001 annual shareholder meeting and submitted it before the December 1, 2000 deadline. In my November 15th letter I stated, "I had intended to submit this proposal next week but I decided to release it as soon as possible in case the contingency of inclusion in the January 19th meeting exists." On November 14th NiMo announced that a special shareholder meeting would be held on January 19, 2001. I sent the proposal the next day in case the Special Meeting would pre-empt the annual meeting and so the earliest receipt by NiMo would best facilitate its inclusion in the proxy statement. Since I have been informed that there will be a Spring 2001 shareholder proxy vote I am quite content that my proposal be presented there. This will allow for NiMo to thoroughly address the issue and interested shareholders to evaluate it.

NiMo asserts that this proposal should be excluded "because it deals with ordinary business operations". In the same paragraph, "the Proposal would put the shareholders in the position of micromanaging a highly technical operational matter as to which they are unable to act on an informed basis". The decision to plan ahead for maximizing energy extraction from fuel prior to decommissioning a plant is not ordinary business operations, it is a one time project. The possibility of eliminating or at least deferring the construction of costly concrete receptacles isn't highly technical. While the implementation details may be technically specific they can be easily described in terms of increase, decrease and remains the same (and are in my supplement web page). If there were anything excessively technical or uncharted in my proposal, my efforts would be focused on intellectual property and patent rights, not on a valuable shareholder insight provided gratis.

*2 The 1999 and 2000 NiMo shareholder proxies both had a proposal from The Benedictine Sisters to adopt the Coalition for Environmentally Responsible Economies (CERES) Principles. In the resolution statement a source for the full text of the CERES Principles was referenced at www.ceres.org. NiMo wishes to delete my web page reference. In a matter of days NiMo has inflated an untimely submission conflict, deemed this to be an ordinary business issue and is already maneuvering to exclude a descriptive reference if they have to put the proposal to a vote. Their letter to you was sent the same day that their engineering department was given the proposal for evaluation. To say this is putting the cart before the horse is an understatement.

Finally, in my letter I stated, "As per SEC requirements I acknowledge that possible personal material interests of compensation for consulting on an NMP1 fuel project exist but this does not skew the validity of my proposal." As a consultant I have worked on the analysis of refuelings at 5 different reactors, including a NiMo plant, through various consulting firms. There is a very small group of people who do this type of work and the possibility that myself, a colleague, or a firm that I have worked for or will be working for would be called upon to support the implementation of my proposal certainly exists. There is also no reason that the corporation operating the plant couldn't fully implement my proposal solely with their own staff.

I hope this letter provides some concise clarification and all parties involved should feel free to contact me with any questions.

Sincerely,
Edward P. Stronski

LETTER TO SEC

December 5, 2000

OFFICE OF CHIEF COUNSEL,

DIVISION OF CORPORATION FINANCE,

SECURITIES AND EXCHANGE COMMISSION,

450 5TH STREET, N.W.,

WASHINGTON, D.C. 20549.

Re: Niagara Mohawk Holdings, Inc. --

Exclusion of Stockholder Proposal

Pursuant to Rule 14a-8

Ladies and Gentlemen:
This is a follow-up to our no-action request filed with the Office of Chief Counsel on November 21, 2000. Such letter stated that our client, Niagara Mohawk Holdings, Inc., a New York corporation ("NiMo"), received a letter dated November 15, 2000 from Edward Stronski submitting a resolution and supporting statement (the "Proposal") for inclusion in NiMo's proxy materials, if possible, for a special meeting of the NiMo shareholders (the "Special Meeting"), scheduled to be held on January 19, 2001 or if not possible, for NiMo's Annual Meeting. Among other matters, the no-action request stated that the Proposal (which was submitted 41 days after the filing of preliminary materials) could be excluded from the Special Meeting

proxy materials as untimely under Rule 14-8(e)(3). On November 29, we received the attached letter from Mr. Stronski, which was sent to the Office of Chief Counsel, stating that Mr. Stronski was quite content that his proposal be submitted at the Annual Meeting. Niagara Mohawk accordingly deems Mr. Stronski's proposal to be withdrawn with respect to the Special Meeting but that its no-action request to the Annual Meeting is still applicable.

*3 In the event that the Staff has any questions or comments concerning the subject matter of this letter, please contact the undersigned at (202) 956- 7515.

Very truly yours,
Janet T. Geldzahler

LETTER TO SEC

November 27, 2000

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 5TH STREET, N.W.

WASHINGTON, D.C. 20549

Subject: Counter-statement to Niagara Mohawk Holdings, Inc. Request for Exclusion of

Stockholder Proposal

Ladies and Gentlemen:
On November 15, 2000 I submitted a stockholder proposal to Niagara Mohawk Holdings, Inc. ("NiMo")which recommends a nuclear fuel management plan to achieve fuel cost savings and minimize nuclear waste. On November 21, 2000 Ms. Janet T. Geldzahler of Sullivan and Cromwell submitted a letter to you on behalf of NiMo requesting that the Staff of the Securities and Exchange Commission permit the exclusion of the proposal I submitted. My letter and a supplement were included as exhibits I believe that their letter constructs a non-existent conflict on timely submission, inaccurately identifies my proposal as being a matter of ordinary business operations and selectively requests deletion of a reference to a web page even though a precedent of such a reference type exists in previous Nimo shareholder proposals.

I developed the proposal for inclusion in the Spring of 2001 annual shareholder meeting and submitted it before the December 1, 2000 deadline. In my November 15th letter I stated, "I had intended to submit this proposal next week but I decided to release it as soon as possible in case the contingency of inclusion in the January 19th meeting exists." On November 14th NiMo announced that a special shareholder meeting would be held on January 19, 2001. I sent the proposal the next day in case the Special Meeting would pre-empt the annual meeting and so the earliest receipt by NiMo would best facilitate its inclusion in the proxy statement. Since I have been informed that there will be a Spring 2001 shareholder proxy vote I am quite content that my proposal be presented there. This will allow for NiMo to thoroughly address the issue and interested shareholders to evaluate it.

NiMo asserts that this proposal should be excluded "because it deals with ordinary business operations". In the same paragraph, "the Proposal would put the shareholders in the position of micromanaging a highly technical operational matter as to which they are unable to act on an informed basis". The decision to plan ahead for maximizing energy extraction from fuel prior to decommissioning a plant is not ordinary business operations, it is a one time project. The possibility of eliminating or at least deferring the construction of costly concrete receptacles isn't highly technical. While the implementation details may be technically specific they can be easily described in terms of increase, decrease and remains the same (and are in my supplement web page). If there were anything excessively technical or uncharted in my proposal, my efforts would be focused on intellectual property and patent rights, not on a valuable shareholder insight provided gratis.

*4 The 1999 and 2000 NiMo shareholder proxies both had a proposal from The Benedictine Sisters to adopt the Coalition for Environmentally Responsible Economies (CERES) Principles. In the resolution statement a source for the full text of the CERES Principles was referenced at www.ceres.org. NiMo wishes to delete my web page reference. In a matter of days NiMo has inflated an untimely submission conflict, deemed this to be an ordinary business issue and is already maneuvering to exclude a descriptive reference if they have to put the proposal to a vote. Their letter to you was sent the same day that their engineering department was given the proposal for evaluation. To say this is putting the cart before the horse is an understatement.

Finally, in my letter I stated, "As per SEC requirements I acknowledge that possible personal material interests of compensation for consulting on an NMP1 fuel project exist but this does not skew the validity of my proposal." As a consultant I have worked on the analysis of refuelings at 5 different reactors, including a NiMo plant, through various consulting firms. There is a very small group of people who do this type of work and the possibility that myself, a colleague, or a firm that I have worked for or will be working for would be called upon to support the implementation of my proposal certainly exists. There is also no reason that the corporation operating the plant couldn't fully implement my proposal solely with their own staff.

I hope this letter provides some concise clarification and all parties involved should feel free to contact me with any questions.

Sincerely,
Edward P. Stronski

ENCLOSURE

November 21, 2000

OFFICE OF CHIEF COUNSEL,

DIVISION OF CORPORATION FINANCE,

SECURITIES AND EXCHANGE COMMISSION,

450 5TH STREET, N.W.,

WASHINGTON, D.C. 20549.

Re: Niagara Mohawk Holdings, Inc. --

Exclusion of Stockholder Proposal

Pursuant to Rule 14a-8

Ladies and Gentlemen:
Our client, Niagara Mohawk Holdings, Inc., a New York corporation ("NiMo"), received a letter dated November 15, 2000 from Edward Stronski submitting a

resolution and supporting statement (the "Proposal") for inclusion in NiMo's proxy materials, if possible, for a special meeting of the NiMo shareholders (the "Special Meeting"), scheduled to be held on January 19, 2001 or if not possible, for NiMo's Annual Meeting. The Special Meeting is being held to vote on a merger agreement between NiMo and a subsidiary of National Grid Group Plc ("National Grid"), to be effected pursuant to an Agreement and Plan of Merger and Scheme of Arrangement dated as of September 4, 2000 (the "Merger Agreement"). The Proposal is "RESOLVED: operate Nine Mile Point Unit 1 (NMP1) with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste."

On behalf of NiMo, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the ""Commission") will not recommend enforcement action if, for the reasons stated below, NiMo excludes the Proposal from the joint proxy statement/prospectus (the "Joint Proxy Statement/Prospectus") and form of proxy (together with the Joint Proxy Statement/Prospectus, the "Special Proxy Materials") to be distributed to NiMo's shareholders in connection with the Special Meeting and from NiMo's proxy statement for its annual meeting to be held in May 2001 (the ""2001 Proxy Materials").

*5 NiMo did not receive the Proposal more than 80 days before NiMo plans to file definitive Special Proxy Materials with the Commission with respect to the Special Meeting. Accordingly, we request that the Staff, in the exercise of its discretion under Rule 14a-8(j)(1), permit and accept the filing of this submission less than 80 days prior to the anticipated filing date of NiMo's definitive Special Proxy Materials with respect to the Special Meeting. NiMo anticipates filing the definitive 2001 Proxy Materials around March 31, 2001.

Pursuant to Rule 14a-8(j)(2), enclosed are six (6) additional copies of each of (i) this letter, which sets forth the grounds on which we propose to exclude the Proposal from the Special Proxy Materials and the 2001 Proxy Materials; and (ii) the Proposal, including the accompanying web-site supplement submitted by Mr. Stronski (attached as Exhibit A and Exhibit B).

Pursuant to Rule 14a-8(j)(1), on behalf of NiMo, we are providing copies of this submission to Mr. Stronski.

REASONS FOR EXCLUDING THE PROPOSAL

We believe that the Proposal may be excluded from the Special Proxy Materials under Rule 14a-8(e)(3) because the Proposal was submitted to NiMo in an untimely manner. Additionally, we believe that the Proposal may be excluded from both the Special Proxy Materials and the 2001 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to NiMo's ordinary business operations. In addition, pursuant to Rule 14a-8(d), NiMo hereby informs the Staff that should it be required to include the Proposal, it would intend to delete the reference to Mr. Stronski's web-site containing further information. Finally, because of the imminence of the Special Meeting, NiMo is filing this no-action request without addressing the issue raised by Mr. Stronski as to his possible material personal interest. Should the Staff take the position that it is unable to concur in our conclusions in this letter, NiMo may file a further no-action request after determining the extent of Mr. Stronski's personal interest.

1. Rule 14a-8(e)(3) -- The Proposal was untimely.

We believe that the Proposal may be excluded on the grounds that it was submitted in an untimely manner under Rule 14a-8(e)(3).

Rule 14a-8(e)(3) provides that a proposal for a meeting of shareholders other than a regularly scheduled annual meeting must be received at a reasonable time before the company begins to print and mail its proxy materials. With respect to special meetings, in previous no-action letters, the Staff has stated that it would not recommend enforcement action against a registrant which excluded a stockholder proposal that was received on the same day or after the registrant filed its preliminary proxy materials with the Commission. See, e.g., Greyhound Lines, Inc. (January 8, 1999); Scudder New Europe Fund, Inc. (November 6, 1998); The United Kingdom Fund Inc. (January 12, 1998); Public Service Corporation of Colorado (November 29, 1995); Mass Mutual Mortgage and Realty Investors (April 19, 1985); Marathon Oil Co. (January 28, 1982).

*6 On September 5, 2000, NiMo and National Grid issued a joint press release announcing the Merger. On this date, Mr. Stronski knew or should have known of NiMo's intention to hold a special meeting. On October 4, a registration statement on Form F-4, which also constitutes the Special Proxy Materials, was filed with the Commission. Following the Staff informing NiMo and National Grid that there would be no review of the registration statement, NiMo set a record date of November 29, 2000 and a meeting date of January 19, 2001 and on November 1, 2000 notified the New York Stock Exchange of such dates. The Proposal was only submitted to NiMo on November 15, 2000, forty-one days after the preliminary Proxy Materials were filed with the Commission.

NiMo and National Grid intend promptly to finalize the Form F-4 and NiMo intends to begin the solicitation of proxies for the Special Meeting no later than December 11, 2000. Given the late submission of the Proposal, NiMo does not have a reasonable amount of time to consider and incorporate the Proposal into the Special Proxy Materials without delaying the distribution of the Special Proxy Materials. Under these circumstances, the Proposal was not submitted within a reasonable time and, therefore, may be excluded from the Special Proxy Materials in accordance with Rule 14a-8(e)(3).

2. Rule 14a-8(i)(7).

We believe that the Proposal may be excluded from the Special Proxy Materials and the 2001 Proxy Materials because it deals with ordinary business operations. Such matters have long been permitted to be excluded from issuers' proxy materials. Comshare, Incorporated (August 23, 2000 -- long-term targets for stock options); MCI WORLDCOM, Inc. (April 20, 2000 -- determination of office or operating facilities); Allstate Insurance Co. (January 30, 1998 -- board asked to report on potential liability arising out of global warming); Union Pacific Corporation (December 16, 1996 -- report requested on status of R&D on new safety system for railroads); Exxon Corporation (February 28, 1992 -- plant locations in Northern Ireland); Carolina Power & Light Co. (March 8, 1990 -- board asked to prepare report on nuclear operations relating to safety, regulatory compliance, emissions, hazardous waste disposal and related costs); Duke Power (March 7, 1988 -- report requested on environmental protection and pollution involving nuclear plant). Nothing in this proposal, which would change the day-to-day operations of a nuclear power plant by reinserting previously discharged fuel, raises the broader policy issues as to which the Staff has previously not concurred in excluding proposals. E.g., Northern States Power Company (February 9, 1998 -- report requested on converting nuclear plant to natural gas); Florida Progress Corporation (January 26, 1993 -- report requested on operation and safety of nuclear plant). Rather, the Proposal would put the shareholders in the position of micromanaging a highly technical operational matter as to which they are unable to act on an informed basis.

3. Rule 14a-8(d).

*7 Finally, pursuant to the Staff's well established position that the inclusion of a web-site address may be deleted by the issuer, we would plan to do so, while offering to make the proponents's name and address available if requested. Inclusion of such a reference not only subverts the intent of the 500-word rule in 14a-8(d), but, given the changing content of web-sites, it renders the issuer unable to address in its statement of opposition additional material which may be added. See, accord, Strategic Global Income Fund, Inc. (March 24, 2000). The Boeing Company (February 23, 1999); The Emerging Germany Fund, Inc. (December 22, 1998); Templeton Dragon Fund, Inc. (June 15, 1998); Pinnacle West Corporation (March 11, 1998).

* * *

In light of NiMo and National Grid's desire to promptly finalize the Form F-4 and begin the solicitation of proxies in connection with the Merger, we respectfully request an expedited review of this no-action request.

In the event that the Staff has any questions or comments concerning the subject matter of this letter, please contact the undersigned at (202) 956- 7515. If the Staff disagrees with our conclusions that the Proposal may be excluded from the Special Proxy Materials for the Special Meeting, we request the opportunity to confer with the Staff prior to the issuance of any position.

Very truly yours,
Janet T. Geldzahler

ENCLOSURE

Exhibit A

November 15, 2000

MS. KAPUA A. RICE

CORPORATE SECRETARY

NIAGARA MOHAWK HOLDINGS, INC.

300 ERIE BOULEVARD WEST

SYRACUSE, NEW YORK 13202

Subject: NMP1 Fuel Management Shareholder Proposal

Dear Ms. Rice:
The in-progress auction sale of Niagara Mohawk's nuclear units and subsequent proposed corporate merger with National Grid Group plc. will remove the operation of Nine Mile Point Unit 1 from Niagara Mohawk's domain but until the completion of the sale transaction the NMP1 refueling outage slogan, "Charting a Course for the Future", still needs stewardship. The 1999 Niagara Mohawk Annual Report Letter to Shareholders stated "While we have announced an agreement to sell the plants, subject to approval by the PSC, we must and we will strengthen our efforts to improve performance just as we would if we were planning to continue owning them." The January 19, 2001 special shareholder meeting will probably pre-empt an annual shareholder meeting in May but since Niagara Mohawk still does operate NMP1 I wish to submit a shareholder proposal since there is a precedent of a cancelled sale and schedule fallbacks in the current auction. It is my understanding that the sale of the nuclear units is not projected to close until July 2001 at the earliest.

It's impossible to put a plan involving multiple economic facets, nuclear physics, NRC licensing issues, Niagara Mohawk precedents and history in the 500 word Securities and Exchange Commission limit for a proposal. A reference to a web page in the proposal will provide a supplement with the basis details. I had intended to submit this proposal next week but I decided to release it as soon as possible in case the contingency of inclusion in the January 19th meeting exists. My proposal and shareholder's statement:

*8 "Charting a Course for the Future" is the slogan for the NMP1 2001 refueling. Adherence to this objective warrants the adoption of a plan that supports either a decommissioning or a license extension for the plant. Last year's report stated, "The final decision to decommission Unit 1 immediately after shutdown or to delay will occur much closer to the end of license shutdown date of 2009 so that Niagara Mohawk can adequately evaluate the variables that could impact total costs." Be it

RESOLVED: Operate Nine Mile Point Unit 1 (NMP1) with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste.

A significant expenditure could be made on fuel that won't be fully used. If operation continues beyond 2009 the storage of additional spent fuel will cost at least $15,000,000. Some "spent" fuel from the plant's lifetime has remaining energy that can be extracted and reduce the new fuel needed. Every two years NMP1 shuts down to discharge about 1/3 of the core and replace it with a $30,000,000 reload of new fuel. Maintaining this cycle and ceasing operation in 2009 will result in an undepleted fuel energy loss equivalent to least one reload. Full power energy with less than half of a reload could be achieved in 2005 by breaking operation down into 4 six month cycles and: 1) reinserting previously discharged fuel with energy remaining 2) using small quantities of new fuel 3) implementing attainable operating improvements such as short term feedwater temperature reduction. The first 6 month cycle could be augmented with a reload of 8 new assemblies. The second with 16 and the following ones with 24 and 32 respectively. This would provide for either transition back to equilibrium 24 month cycles or minimize undepleted fuel at the time of decommissioning.

A reinsertion precedent was established at Unit 2 when I designed a core loading to support transition to power uprate and longer cycles. I personally recommended and designed the replacement of 32 initial core bundles scheduled for use in a 4th cycle with 32 of the same type that had been discharged after only 2 cycles. This resulted in an energy gain. As per SEC requirements I acknowledge that possible personal material interests of compensation for consulting on an NMP1 fuel project exist but this does not skew the validity of my proposal. NMP1 outages in 2000 were longer than the additional refuelings would take. Core configuration changes would be minimal without a full core offload. This type of efficient refueling, a core shuffle, has been done at NMP2 and is part of the NMP1 2001 plan (I was the primary consultant on developing the last NMP2 shuffle). Control blades and monitors that would not last another two year cycle could remain in the core longer and decrease replacement and disposal costs.

The SEC's 500-word limit on proposal length doesn't allow for full scope and detail. A more complete summary is found at http:// members.aol.com/estronski/proxynmp1.html.

*9 Documentation of my ownership of common stock and a printout of the web page supplement are enclosed. Please feel free to contact me at (315) 457-6885 or ESTRONSKI@aol.com with questions and a determination on the inclusion of this proposal in a shareholder vote.

Sincerely,
Edward P. Stronski

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 3, 2001

Publicly Available January 3, 2001

Re: Niagara Mohawk Holdings, Inc.

Incoming letter dated November 21, 2000

The proposal relates to the operation of NiMo's Nine Mile Point Unit 1 nuclear energy facility with reinsertion of previously discharged fuel.

There appears to be some basis for your view that NiMo may exclude the proposal under rule 14a-8(i)(7), as relating to NiMo's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if NiMo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jonathan Ingram

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 10273 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 16, 2004

The proposal requests that AT&T re-issue paper stock certificates.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations (i.e., decisions concerning the issuance of stock certificates). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Heather L. Maples
Special Counsel